January 16, 2007

Mr. Ryan Rohn
Mr. John Hartz
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Calgon Carbon Corporation
Form 10-K for the Year Ended December 31, 2005
Filed March 30, 2006

Form 10-Q for the Quarterly Period Ended June 30, 2006
Filed August 9, 2006 (restatement filed November 28, 2006)

Form 8-K
Filed November 16, 2006

File Number 001-10776

Gentlemen:

Thank you for your review of the above referenced documents.  Pursuant to your request, Calgon Carbon Corporation (“Calgon” or the “Company”) provides the following responses to the comments provided in your letter dated November 29, 2006.  To the extent applicable, we will reflect any adjustments beginning with the Form 10-K for the year ended December 31, 2006.

Form 10-K for the year ended December 31, 2005
Exhibit 13.0

Securities and Exchange Commission (“SEC”) Comment No. 1:
Results of Operations, page 5

We note you have disclosed the nature of the changes in your net sales by segment in your results of operations discussion.  However, in future filings, expand your disclosures to include a discussion of each of your segments profitability and cash needs.  Refer to Financial Reporting Codification 501.06.a.  Specifically, explain to us and disclose in your future filings, why your Equipment and Consumer reporting segments have experienced operating losses in each of the three years ended December 31, 2005.

Response:

The Company acknowledges and agrees with your comment and will include disclosure regarding profitability and cash needs by segment in future filings similar in nature to the following explanation provided in this comment.

Operations:

The Equipment and Consumer segments of the Company have experienced operating losses for each of the three years ended December 31, 2005 due to a combination of factors discussed below.

The Equipment segment reported an operating loss from continuing operations before amortization and restructuring charges of $6.2 million for the year ended December 31, 2005.  The operating loss was primarily due to $3.9 million of discretionary legal expenditures related to the Company’s defense of its UV patents in the United States and Canada, which if up held would have resulted in additional future revenues and royalties; $1.3 million of costs associated with the addition of personnel in the Company’s UV equipment business and $1.1 million of research and development costs.  The additional personnel and research and development costs in the UV equipment business are as a result of the Company’s strategic plan to address new EPA regulations regarding the treatment of drinking water where UV technology has been identified as a leading solution. The $3.6 million operating loss in the Company’s Equipment segment for the fiscal year ended December 31, 2004 was primarily due to discretionary legal expenditures of $2.1 million and research and development costs of $1.1 million.  The $2.6 million operating loss in the Company’s Equipment segment for the fiscal year ended December 31, 2003 was primarily due to discretionary legal expenditures of $1.3 million, and research and development costs of $1.8 million

The Consumer segment reported an operating loss from continuing operations before amortization and restructuring charges losses of $0.9 million, $0.7 million, and $1.3 million for the years ended December 31, 2005, 2004, and 2003, respectively primarily due to $2.3 million, $1.2 million, and $2.2 million of corporate overhead allocations charged to that segment in each respective year.

Liquidity:

The cash needs of each reporting segment are adequately covered by the segment’s operating cash flow on a stand alone basis except for the discretionary legal spending in the Equipment Segment, which will be funded by either borrowings under our credit facility or existing operating cash flow.  Specifically, the equipment and consumer segments have not required extensive capital expenditures each year; therefore, we believe that operating cash flows will adequately support each of the segments cash needs.

SEC Comment No. 2:
Critical Accounting Policies, page 10

In light of the significance of your pension plans and the assumptions involved, please disclose the following in future filings:

•	The effect of a 1% change in each of your material assumptions on your balance sheet and income statement.

•

Please clarify your statement that your expected annual return on plan assets is based on broad equity and bond indices.  In this regard, please clarify the extent to which you considered your actual asset portfolio and reasonably likely changes in your asset portfolio.

•

Further discussion regarding the basis for your assumptions.  In particular, please clarify why you expect to achieve plan asset returns for your European plans at or in excess of levels attained in the broad equity and bond indices, given that your historical return has been below these indices, as disclosed on page 34.  Similarly, please clarify why you estimate that your plan asset returns on your U.S. plans will exceed your historical 10-year compounded rate of return, as disclosed on page 32.

In your response, please show us your proposed disclosures.

Response:

The Company acknowledges the staff’s comment in this area and proposes the following changes to its disclosures (based on December 31, 2005 information) in future filings:

Under the Pension section of the Company’s Critical Accounting Policies the Company proposes adding the following:

A sensitivity analysis of the projected incremental effect of a hypothetical 1% change in the significant assumptions used in the pension calculations is providing in the following table:

	Hypothetical Rate (Decrease) Increase

	U.S. Plans		European Plans

(in thousands)	(1%)	1%	(1%)	1%

Discount rate
Pension liabilities at December 31, 2005	$11,845	$(8,200)	$5,966	$(3,300)
Pension costs for the year ended December 31, 2005	$1,142	$(1,000)	$345	$(300)

Indexation
Pension liabilities at December 31, 2005	$—	$—	$—	$1,007
Pension costs for the year ended December 31, 2005	$—	$—	$—	$110

Expected return on plan assets
Pension costs for the year ended December 31, 2005	$487	$(500)	$151	$(200)

Compensation
Pension costs for the year ended December 31, 2005	$(73)	$78	$(27)	$30

To replace the first paragraph after the table outlining the Company’s U.S. plan net \ periodic cost assumptions the Company proposes the following:

The expected rate of return on plan assets was determined by evaluating input from the Company’s actuaries, including their analysis of asset class return expectations as well as long term inflation assumptions. Projected returns are based on broad equity and bond indices that the Company uses to benchmark its actual asset portfolio performance based on its portfolio mix of 75% equity and 25% debt securities. The Company also takes into account the effect on its projected returns from any reasonably likely changes in its asset portfolio when applicable. The Company considered the fact that the 10 and 15 year average returns of its benchmark portfolio were 10.1 and 9.3%, respectively, and have both exceeded 8.5%. The Company also considered its historical 10 year compounded return of 8.09% which lias been in excess of the broad equity and bond benchmark indices, but below 2005’s expected annual return on plan assets of 8.50%.

To replace the first paragraph after the table outlining the Company’s European plan net periodic cost assumptions the Company proposes the following:

The expected rate of return on plan assets was determined by evaluating input from the Company’s actuaries, including their review of asset class return expectations as well as long term inflation assumptions. Projected returns are based on broad equity and bond indices that the Company uses to benchmark its actual asset portfolio performance. The Company also takes into account the effect on its projected returns from any reasonably likely changes in its asset portfolio when applicable. In February 2004 the Company assumed the pension obligations related to the European portion of its acquisition of Waterlink (see Note 2). The plan assets associated with that plan increased the overall European pension assets by approximately 57% and changed the plans portfolio mix due to that plan’s heavier allocation to equity securities. Prior to 2004, the Company’s portfolio mix approximated 35% equity securities and 65% fixed income securities. The current portfolio mix ranges between 50-60% equity securities and 40-50% fixed income securities. As a result of the change in portfolio to a higher weighting in equities, the Company estimates that its expected return on plan assets will exceed its historical 10-year compounded return of 6.31% which was more reflective of the plan’s heavier weighting towards debt securities.

SEC Comment No. 3:
Internal Controls – Report of Independent Registered Public Accounting Firm, page 14

We note in Deloitte & Touche’s audit report on page 15, that they did not audit the financial statements of Chemviron Carbon Ltd. and subsidiaries as of and for the years ending December 31, 2005 and 2004, but rather relied on a report by other auditors.  However, in Deloitte & Touche’s report of internal controls, there is no mention of this other auditor.  Therefore, it appears that Deloitte & Touche has taken full responsibility for the audit of management’s assessment of internal controls.  Please have Deloitte & Touche confirm our understanding and help us understand why it did not rely on the other auditors for its audit of management’s assessment of internal controls.

Response:

Our Independent Registered Public Accounting Firm, Deloitte & Touche LLP (“D&T”), did not audit the financial statements of Chemviron Carbon Ltd and subsidiaries as of and for the years ending December 31, 2005 and 2004 as these entities were audited by KPMG LLP (“KPMG”) and D&T in their report noted reliance on KPMG’s for financial reporting purposes.

In the report on our internal controls, D&T assumed full responsibility for the audit of management’s assessment of internal control over financial reporting.  D&T planned and designed the audit of the effectiveness of internal control over financial reporting for all locations of our Company.  D&T provided KPMG with instructions to perform certain procedures for Chemviron Carbon Ltd and KPMG reported its internal control findings directly to D&T.  D&T reviewed KPMG’s internal control work papers and concluded that the work was performed in accordance with the Public Company Accounting Oversight Board (United States).  As such, D&T concluded no reference to KPMG was required in its report on internal control over financial reporting as D&T had set the required scope and extent of the procedures, reviewed the internal control work papers and reached an overall conclusion.  All of our other locations were solely tested by D&T.

SEC Comment No. 4:
Financial Statements – Report of Independent Registered Public Accounting Firm, page 15

We note that Deloitte & Touche makes reference to another auditor’s report.  Please tell us why you have not included the other auditor’s report in your 2005 Form 10-K.

Response:

The Company noted that it inadvertently omitted KPMG’s reports and consents related to the financial statements as required under Rule 2-05 of Regulation S-X. The Company will amend its Form 10-K filings for December 31, 2005 and 2004 to include KPMG’s reports and consents related to the financial statements.

SEC Comment No. 5:
Consolidated Statements of Income and Comprehensive Income, page 16

Your disclosures on page 4 under Business state that you are a global leader in services, products, and solutions for purifying water and air.  You further disclose that the service aspect of your Activated Carbon and Service segment consists primarily of reactivation of spent carbon and the leasing, monitoring and maintenance of carbon adsorption equipment.  In future filings, please breakout your net sales and revenues from services separately and the related cost of goods sold from cost of services.  Refer to paragraphs (b)1-2 of Item 5-03 of Regulation S-X.

Response:

The Company’s net sales and revenues include service revenues as part of the Activated Carbon and Service Segment which represent fees for the installation and removal of activated carbon products involved in the reactivation process and the leasing, monitoring, and maintenance of carbon adsorption equipment.  Such service revenues made up approximately 8.4% in 2005, 7.0% in 2004, and 7.1% in 2003 of the total net revenue.  A significant portion of the service component of the Activated Carbon and Service segment includes delivery of either activated carbon products, including reactivated carbon products, or ion exchange resins for use in applications to remove organic compounds from water, air, and other liquids and gases.  Accordingly, the Company has reviewed paragraphs (b)1-2 of Item 5-03 of Regulation S-X and believes that it does not meet the 10% criteria with regards to the service component of its Activated Carbon and Service Segment which would require a breakout of net sales and revenues and the applicable costs of service. In the event that revenues from services meet or exceed the threshold in the referenced regulation, the Company will show the breakout in future filings.

SEC Comment No. 6 :
Summary of Accounting Policies, Revenue Recognition, page 20

We note that you use the percentage of completion method to account for revenue for major equipment projects.  If material, please disclose the following in future filings.  Please also provide to us your proposed revised language.

•	The general nature and terms of your long-term contracts;

•	How the nature of your contracts (e.g. cost-plus, fixed price and milestones) impacts your accounting;

•	The principal components of contract costs;

•	How and when you recognize contract incentives, if applicable;

•	How you recognize revenues for claims and unapproved change orders;

•	The amount of revenue attributable to claims and unapproved change orders, if material;

•	How you account for indirect costs.

Response:

Percentage of Completion

Revenue associated with the Percentage of Completion method represented approximately 8.4% of net sales in 2005.

It is the Company’s recommendation to include the following disclosure in future filings.  “Percentage of Completion - The Company utilizes the percentage-of-completion method of accounting for the majority of our contracts in our Equipment segment.  The Company’s major equipment projects generally have a long project life cycle from bid solicitation to project completion.  The nature of the contracts are generally fixed price with milestone billings.  The Company recognizes revenue for these projects based on the fixed sales prices multiplied by the percentage of completion.  In applying the percentage-of-completion method, a project’s percent complete as of any balance sheet date is computed as the ratio of total costs incurred to date divided by the total estimated costs at completion.  As changes in the estimates of total costs at completion and/or estimated total losses on projects are identified, appropriate earnings adjustments are recorded during the period that the change or loss is identified. The Company has a history of making reasonably dependable estimates of costs at completion on our contracts that follow the percentage-of-completion method; however, due to uncertainties inherent in the estimation process, it is possible that estimated project costs at completion could vary from our estimates.  The principal components of costs include material, direct labor, subcontracts, and allocated indirect costs.  Indirect costs primarily consist of administrative labor and associated operating expenses, which are allocated to the respective projects on actual hours charged to the project utilizing a standard hourly rate.”

The following points from the Staff’s comment were considered by management and are not material to the Company’s percentage-of-completion accounting policy.

•	Contract incentives are not applicable as the Company does not receive incentives from its customers or provide incentives to its customers.

•	The Company does not encounter claims and unapproved change orders. For the three year period ended December 31, 2005, there was no revenue related to claims or unapproved change orders.

SEC Comment No. 7:
We further note your disclosure on page 8 of your Form 10-K under Environmental Water and Air Market, that you provide carbon, services and carbon equipment for these applications.  In consideration of these disclosures, please tell us if you have any material arrangements with multiple deliverables which you treat as one unit of accounting.  If so, please tell us your revenue recognition policy for such arrangements, and your basis in GAAP for your accounting.  Please also disclose this in your revenue recognition policy in future filings.

Response:

The only arrangements in which carbon, service, and carbon equipment are sold together are for certain long-term major equipment contracts accounted for under SOP 81-1.  These projects with multiple elements represent approximately 2% of the Company’s 2005 net sales, including sales for discontinued operations.  The Company considered EITF 00-21 as it relates to multiple deliverables but due to the long-term construction type nature, these contracts are within the scope of SOP 81-1 and are therefore not within the scope of EITF 00-21 in accordance with paragraph 4. The Company then considered the criteria of SOP 81-1 paragraphs 39 to 42 and concluded that the elements did not meet the criteria for segmenting the contract.  Revenue related to these contracts is recognized under the percentage of completion method of accounting which is further described in comment and response #6.

SEC Comment No. 8:
Goodwill and Intangible Assets, page 25

You have assigned $13.3 million or 39% of your total goodwill balance as of December 31, 2005 to your Equipment segment.  We note that you have experienced growing operating losses for each of the past three years in the Equipment segment.  We further note that your Equipment segment experienced an operating loss in the six months ended June 30, 2006, which is significantly greater than the loss experienced in the six months ended June 30, 2005.  As such, please explain to us how you determined that this reportable segment did not have any goodwill impairment at December 31, 2005.  In addition, please provide to us your goodwill impairment tests for each of your reporting units for the past three years.  As part of your response, please also provide us with the following:

•	The name of each reporting unit.

•	The amount of goodwill at each reporting unit at each balance sheet date.

•	The estimated fair value and the carrying amount of each reporting unit as of December 31, 2004.

•	Your assumptions, such as discount rates, cash flows, expected growth rates, and any others, used in determining your estimate of fair value for each of your reporting units.

•	The basis for each of your assumptions.

•	A sensitivity analysis showing the effect of a 1% change in each of these assumptions.

The Company acknowledges your comment that the Company has experienced growing operating losses for each of the past three years in the Equipment segment.  The Equipment segment is made up of three reporting units: Advanced Oxidation Technologies (AOT) which represents ultraviolet light (UV) technology, Advanced Separation Technologies (AST) which represents ISEP technology, and Solvent Recovery.  See further discussion of the Equipment segment losses and identification of reporting units below.

Equipment Segment Losses

The current operating results within the Equipment Segment are only one factor within the DCF model that is utilized to test for goodwill impairment.  The results of operations are adjusted for items such as business initiatives and plans and one-time event driven transactions such as significant discretionary legal spending, additional personnel costs and research and development (“R&D”) costs as discussed in the Company’s response to comment #1 of this letter to arrive at long-term forecasted business revenues and expenditures.  After performing the annual impairment analysis, the Company determined that the Equipment Segment did not have any goodwill impairment as of December 31, 2005, 2004 or 2003.

The forecasted growth for the determination of fair value of the AOT reporting unit has been dependent on the release of new, more restrictive guidelines by the EPA and the Company’s UV patent being upheld in the courts.  The Company did not meet its revenue forecast for 2003, 2004 or 2005 due to the fact that the restrictive guidelines were delayed from the original date of release.  The original time of the EPA release for the restrictive guidelines was to be 2003, however, that was pushed back to 2004, and ultimately released in December 2005. As a result, municipalities must now begin testing for cryptosporidium in their drinking water.  Where cryptosporidium is found to exceed the mandated levels the affected municipalities will be required to install a solution.  UV has been recognized by the EPA as the preferred solution.  The Company’s AOT reporting unit provides this preferred solution and the expected revenue growth is based on marketing data adjusted for the Company’s current market share.  The Company expects revenues as of 2006 and future years to be in line with the forecasted amounts and growth factors following the issuance of the EPA guidelines.  For the years ended 2003, 2004 and 2005, the Company’s forecast of fair value was based on the expectation that the courts would uphold their UV patent.  See further discussion regarding patent fees under Other Income and Expense.  The historically lower than expected operations as well as the significant discretionary legal expenditures have caused the reported losses in the AOT reporting unit and the Equipment segment.

The forecasted growth for the determination of fair value of the AOT reporting unit shows an upswing due to marketing data showing increase in mature markets such as the lysine and perchlorate markets.  In addition, the Company has expanded into other markets with AST such as nitrates and arsenic.  The Company has met or exceeded its revenue expectations for 2003, 2004 and 2005.  The expected decline in later years is due to an increase in competition and a loss in market share in the perchlorate market.  However, this market is expanding into the east coast of the United States.  Due to our history of positive operating results, the Company expected to meet its forecasted revenue levels.

Identification of Reporting Units

The Company identifies reporting units at a regional level for the Activated Carbon and Service Segment and at the technology level for the Equipment Segment.  Therefore, Activated Carbon and Service is tested as Americas and Asia Carbon and Service as well as Europe Carbon and Service.  Equipment is tested as AOT, AST, and Solvent Recovery.  The Consumer Segment has goodwill identified at the segment level as there are no further lower level components to the business.

•

To address the first three bullet points of your comment, the table below includes the name of each of the Company’s reporting units, amount of goodwill at each balance sheet date, and the estimated fair value and carrying value as of December 31, 2005:

Calgon Carbon Corporation
Goodwill and Intangible Assets

Name of Reporting Unit	Amount of Goodwill as of 12/31/03	Amount of Goodwill as of 12/31/04	Amount of Goodwill as of 12/31/05	FV as of 12/31/05	Carrying Value as of 12/31/05

Americas/Asia Carbon & Service	—	16,766	16,768	129,447	113,906	(a)
Europe Carbon & Service	—	4,217	3,766	53,052	42,148
Advanced Oxidation Technologies (AOT)	8,086	8,609	8,861	61,888	14,676
Advanced Separation Technologies (AST)	10,220	4,419	4,419	20,985	5,475
Solvent Recovery	—	1,000	1,000	1,800	1,000	(b)
Consumer	60	60	60	N/A	N/A	(c)
Total Operations	18,366	35,071	34,874	267,172	177,205
Americas/Asia Carbon & Service	—	—	—	—	—
Europe Carbon & Service	—	—	—	—	—
Advanced Oxidation Technologies (AOT)	—	—	—	—	—
Advanced Separation Technologies (AST)	—	—	—	—	—
Solvent Recovery	—	1,000	1,000	1,800	1,000	(b)
Consumer	—	—	—	—	—
Total Discontinued Operations	—	1,000	1,000	1,800	1,000
Americas/Asia Carbon & Service	—	16,766	16,768	129,447	113,906	(a)
Europe Carbon & Service	—	4,217	3,766	53,052	42,148
Advanced Oxidation Technologies (AOT)	8,086	8,609	8,861	61,888	14,676
Advanced Separation Technologies (AST)	10,220	4,419	4,419	20,985	5,475
Solvent Recovery	—	—	—	—	—	(b)
Consumer	60	60	60	N/A	N/A	(c)
Total Continuing Operations	18,366	34,071	33,874	265,372	176,205

(a) The Company re-organized it’s segments in 2004, which transferred approximately $5.8 million of goodwill from it’s AST reporting unit (Equipment Segment) to its Americas/Asia Carbon & Service reporting unit.  Refer to the Company’s Form 10-K for the year ended December 31, 2004.

(b) The Company did not perform a discounted cashflow analysis for the goodwill related to its Solvent Recovery reporting unit on 12/31/05 due to the fact that there was an offer to sell the business at a price which exceeded the book value of its assets, excluding goodwill, by $1.8 million.  As such, the assets were held for sale at a value in excess of the carrying value.  The Company did sell the business in 2006 for a premium of $1.8 million.

(c) Not material and current results supports no impairment.

The following table outlines the relevant assumptions for each of the reporting units for 2005, 2004, and 2003 and a discussion of each assumption follows:

					Reportinc Units

	AOT			AST			Amer/Asia Carbon & Service			Europe Carbon & Service

Assumptions	2003	2004	2005	2003	2004	2005	2003	2004	2005	2003	2004	2005

Discount Rate	17%	14%	14%	17%	12%	12%	N/A	12%	12%	N/A	12%	12%
Capitalization Rate	14%	11%	11%	14%	12%	12%	N/A	9%	9%	N/A	9%	9%
Present Value Factor	0.4934	0.5484	0.5502	0.4934	0.5938	0.5957	N/A	0.5938	0.5957	N/A	0.5938	0.5957
Growth Rates	8%	51%	43%	0%	3%	-5%	N/A	3%	3%	N/A	3%	3%

*

The growth rates for AOT and AST are based on an average for all of the years due to the fact that there are many assumptions including marketing data and expected release of restrictive guidelines involved in the expectation. These assumptions do not create a stable growth rate for each of the years in the impairment test as is the case within the Carbon and service reporting units.

2005 Impairment Test, Assumptions, and Sensitivity Analysis

Attachment (a) includes the 2005 impairment test.  The Company utilized the discounted cash flow approach to calculate the fair value of each reporting unit.  The following discussion highlights the basis for the key assumptions associated with the reporting units’ fair value (i.e. distributable cash flow, present value factors, discount rate, capitalization rates, etc.) and expands upon the information contained in attachment (a).

Distributable Cash Flow:

Revenue and Cost of Goods Sold

All revenue assumptions were based upon the Company’s historical performance and anticipated market conditions as well as its expected response to specific market opportunities all of which varied significantly depending upon the reporting unit.  For example, the AOT reporting unit shows tremendous growth due to the EPA requirement associated with the method for preventing infection from Cryptosporidium found in drinking water, whereas, the AST reporting unit shows a decline due to a higher level of competition in the marketplace.  Cost of goods sold for all years presented remained stable based on costs as a percentage of revenue for the initial year, which includes the cost of material, direct and indirect labor, freight, warehousing, etc., based on management’s intention and historical ability to recapture any inflationary cost increases from customers.  The calculation for projected cost of goods sold is as follows:

Current Year Revenues * (Prior Years COGS / Prior Years Revenues)

Depreciation

Depreciation for the initial year in the DCF was based on the Company’s forecast and was then held flat for the second year.  It was then increased by 2% to match the expected capital expenditures for the respective reporting unit.

Salary, General & Administration (“SG&A”)

SG&A in the DCF for the initial year was based on the Company’s operating forecast and each subsequent year’s calculation varied from reporting unit to reporting unit.  AOT SG&A was estimated based on the expected increase in personnel required to achieve the expected sales growth.  The AST, Americas/Asia Carbon and Service, and Europe Carbon and Service reporting units utilized inflationary rates of 3%, 2%, and 2%, respectively.

Research & Development (“R&D”)

Similar to SG&A, the calculation of R&D was based the Company’s forecast for the initial year and then varied in subsequent years.  AOT was based on the same assumptions as SG&A. The AST, Americas/Asia Carbon and Service, and Europe Carbon and Service reporting units utilized the same inflation rates, 3%, 2%, and 2% respectively.

Other Income and Expense

The only reporting unit which reflected other income and expense was AOT.  This was due to expected royalty revenues associated with the Company’s patent for the method of preventing infection from Cryptosporidium found in drinking water.  The Company expected the courts to conclude that its patent was valid, which would have enabled the Company to charge a royalty fee for the use of the patented technology regardless of whether Calgon Carbon or another company installed the equipment.  The royalty income was calculated through marketing data which estimated the number of units installed and the gallons of water treated.  The Company adjusted the marketing data for its market share.  The Company then considered a delay in the market acceptance of the technology likely which reduced the estimated number of units installed and gallons of water treated by 25%.  During the fourth quarter of 2006, the Canadian Courts judged the patent invalid.  Therefore, the Company will consider the impact of this ruling when performing the SFAS 142 goodwill impairment test for December 31, 2006.

Income Tax Rate

The Company utilized an incremental tax rate of 40% for all cash flow models.

Adjustments to Net Income to Arrive at Distributable Cash Flow:

The depreciation adjustment equals the depreciation estimate in the calculation of net income.

The Company matched the initial year capital expenditures with its depreciation calculation.  The capital expenditure estimate for the second year through residual includes a 2% growth factor.

The Working Capital Adjustment was calculated for the initial year based on the estimated actual working capital calculated for December 31, 2005 multiplied by the percentage change in revenues from estimated actual 2005 to estimated 2006. Each subsequent year was calculated utilizing a similar methodology.

Discount Rates, Residual Growth Rate, and Capitalization Rate:

In estimating the discount rate for the reporting units with goodwill, the Company focused on its own Weighted Average Cost of Capital (WACC).  The Company utilized published long-term rates of return on debt and equity to calculate its cost of equity and cost of debt.  The Company then applied its own capital structure of 75% equity and 25% debt to arrive at its WACC.  The Company then added a risk premium of 200 basis points to this calculation for its AOT reporting unit contained within the Equipment Segment to account for the risk premium that would be expected on a smaller business of this type expecting rapid growth in emerging markets.  All other reporting units reflected the calculated 12.20% WACC.

The Company reduced the calculated WACC for residual growth rate to reflect inflation.  For the Americas/Asia and Europe Carbon and Service reporting units, this rate matches the expected revenue growth from year 5 to the residual years.  However, due to the AST reporting unit’s (included in the Company’s Equipment Segment) flat revenue growth between year 4 and the residual period, the Company did not include any value for a residual growth rate.  The AOT reporting unit reflects a 3% residual growth rate.

Present Value Factor:

The Company utilized the same present value factor formula for each of the reporting units, which is based on the discount rate.  Therefore, as the discount rate changes so would the PV factor.  The calculation used for the first year is as follows:

PV Factor = (1 + Discount Rate)^-0.5

Each subsequent year would add an additional percentage to the year (-0.5).  Therefore, year two would reflect the same calculation except the -0.5 would be -1.5, year three would reflect -2.5, etc.

Sensitivity Analysis:

The sensitivity analysis below reflects the impact of moving discount rates, cash flows, and expected growth rates by 1% for the 2005 testing.

		Fair Value

Reporting unit	Carrying Value	Original	Decrease of 1% Revenues/ Costs (b)	Decrease of 1% Discount Rate

Advanced Oxidation Technologies	$14,676	$61,888	$61,277	$55,968
Advanced Separation Technologies	5,475	20,985	20,337	19,748
America/Asia Carbon & Service	113,906	129,447	124,426	117,839
Europe Carbon & Service	42,148	53,052	50,937	48,073
Solvent Recovery (a)	1,000	1,800	1,800	1,800

Total	$177,205	$267,172	$258,777	$243,429

(a) The Company did not perform a discounted cashflow analysis for the goodwill related to its Solvent Recovery reporting unit on 12/31/05 due to the fact that there was an offer to sell the business at a price which exceeded the book value of its assets, excluding goodwill, by $1.8 million.  As such, the assets were held for sale at a value in excess of the carrying value.  The Company did sell the business in 2006 for a premium of $1.8 million.

(b) Revenues and costs represent the Company’s assumptions relating to expected growth rates and cash flows, respectively.

2003 and 2004 Impairment Tests

Attachment (b) includes the 2003 goodwill impairment test.  The Company only performed the test for its AOT and AST reporting units due to the fact that there was no goodwill for the Carbon and Service reporting units, and only nominal goodwill associated with its Consumer Segment at that time.

Attachment (c) includes the 2004 impairment test.

The impairment test for each of the years was performed by the Company.  In 2002, the Company employed an independent third party specializing in business valuation analysis in the development of data, market analysis, market and other factors.  The Company re-evaluated the information in 2003 and determined that the use of the specialist was not necessary for the year.  In 2004 and 2005, the Company again utilized a specialist to assist them in evaluating the propriety of discount rates, earnings trends and other assumptions as deemed appropriate.

SEC Comment No. 9:
Borrowing Arrangements, page 26

Your disclosure states that at September 30, 2005, you were in violation of your leverage covenant and all of your debt outstanding under this facility was classified as short term.  Further, in November 2005, you secured a waiver of this covenant which was scheduled to expire on January 31, 2006 and on January 30, 2006, you amended and restated the existing revolving credit facility.  We note on page 14 of your Form 10-Q for the period ended March 31, 2006 that you were in compliance with these covenants as of December 31, 2005, as amended.  We further note that on page 14 of your Form 10-Q that you were not in compliance with your Fixed Charge covenant ratio at March 31, 2006 and on page 13 of your Form 10-Q for the period ended June 30, 2006, you remained out of compliance with the Fixed Charge covenant ratio and also were out of compliance with your Leverage Covenant ratio.  Your balance sheets at March 31, 2006 and June 30, 2006 also show that associated borrowings have been reclassified from long-term to short-term.  Please explain to us your consideration of EITF 86-30 and tell us specifically the facts and circumstances that you considered at December 31, 2005 supporting your view that you would not violate any additional loan covenants over the next 12 months.

Response:

After the December 31, 2005 balance sheet date but before its issuance on March 30, 2006, the Company had amended and restated its new U.S. credit facility (“the New U.S. Credit facility”) set to expire in February 2008.  The amended and restated facility included similar covenants as the former agreement, but the leverage covenant, which measures earnings before interest, taxes, depreciation, and amortization, (EBITDA) against certain fixed charges, had been increased from 3.25 from the former agreement to 4.00 as of the first testing period of March 31, 2006 with provisions for it to decrease over the successive quarters until it reached 3.50 as of December 31, 2006 where it would continue throughout the remainder of the agreement.  Management reviewed both EITF 86-30 and SFAS No. 6 after performing their 12 month forecast of covenant compliance and concluded that the Company fit most closely into scenario three of EITF 86-30.  The Company had no covenant compliance requirement as at December 31, 2005 under its old debt facility due to the waiver the Company received.  Under the New U.S. Credit Facility the Company’s management believed based on their forecast for the year that it was probable that the Company would meet its covenants for the 12 months ending December 31, 2006.   Therefore the Company deferred to the guidance given under SFAS No. 6.  Attachment (d) represents the Company’s forecasted compliance tests under the amended and restated facility as of March 25, 2006 and just prior to filing the December 31, 2005 Form 10-K.  The covenant that had the least amount of room was the fixed charge covenant which is the covenant that was subsequently violated as of March 31, 2006.  The Company’s forecast still showed that EBITDA or fixed charges could drop by $0.3 million as of March 31, 2006 before the Company would fall out of compliance.

Attachment (e) represents the Company’s actual compliance tests for March 31, 2006 and indicates that if the Company’s EBITDA was $1.5 million higher or if its fixed charges were $1.3 million lower then the Company would have been in compliance. While management had knowledge of the January and February 2006 results, the Company was still one week away from beginning the quarter end closing process.  Upon examination of SFAS No. 6 the Company concluded that its intention to refinance (par. 10) was now supported by a financing agreement that was greater than one year (February 2008 expiration) and no outstanding violation existed under the amended agreement as of the balance sheet date of December 31, 2005 or as of the filing of the financial statements on March 30, 2006.  The Company’s management also believed based on their analysis that it was probable that the Company would meets its covenants for the next 12 months.  As a result of the aforementioned points, management concluded that the borrowings should be appropriately classified as long-term.

SEC Comment No. 10:
Benefit for Income Taxes, page 35

Please tell us the following regarding your accounting for income taxes:
•	We note your Item 4.02 8-K disclosing errors in your income tax accounting. Please tell us the nature of these errors and the circumstances that gave rise to them.
•

We note that you have a cumulative pre-tax book loss over the past three years.  However, we also note that you have recognized a net deferred tax asset of $25,743 as of December 31, 2005.  Please tell us your consideration of each of the sources of taxable income in paragraph 21 of SFAS 109 in determining that this net deferred tax asset is recoverable.  With respect to paragraph 21.a, please tell us the extent to which the reversal of your deferred tax liabilities will generate taxable income of the same character, timing, and jurisdiction as the reversal of your deferred tax assets.

•

You state on page 6 that the primary item that contributed to the change in the effective tax rate from 2004 to 2005 is the reversal of tax contingency accruals.  Please provide us with a rollforward of your tax contingency accruals for each period from January 1, 2003 to June 30, 2006, along with an explanation (1) as to the reason for each accrual and (2) for each material change in each accrual.

•

Please tell us the nature of your “revision to prior year’s accruals” disclosed on page 35 and the circumstances that gave rise to the adjustment.  Given the magnitude of the adjustment, please clarify why you did not restate prior periods to reflect this adjustment in the appropriate periods.

•

We note significant variations from year to year in your benefit of extraterritorial income exclusion.  Given the materiality of these benefits, please disclose the reasons for these variations and any material uncertainties regarding the amount of this benefit in future filings.  In your response, please provide us with your proposed disclosures.

•

We note that you increased your deferred tax asset valuation allowance by $1,835 in 2004, based on your disclosures on page 27.  Please tell us where you have reflected this increase in your income tax rate reconciliation on page 35.

Response:

The following bullet points are in response to the abovementioned inquiry:

•	We note your Item 4.02 8-K disclosing errors in your income tax accounting. Please tell us the nature of these errors and the circumstances that gave rise to them.

In connection with the Company’s calculation of the income tax provision for the three and nine months ended September 30, 2006, management identified errors related to its tax provision for the first and second quarters of 2006.  The errors centered on the impact of the sale of its charcoal/liquid business in Germany in February 2006, and its treatment in the annual forecast of income for the year.  The errors consisted of the following items:

•	When the Company’s Bodenfelde operations were sold in the first quarter of 2006, the gain calculation was performed incorrectly in that the tax expense on the gain was understated by $1.4 million.

•

In addition, when the annual forecast was completed for June 30, 2006 purposes, it erroneously omitted a reduction of taxable income for $1.8 million related to the sale of Bodenfelde.  It resulted in an incorrect tax rate on income from operations for the six months ended June 30, 2006.  The correction resulted in a reduction of tax benefit of $1.5 million for three and six months ended June 30, 2006.  The combined effect of the two errors on the three and six months ended June 30, 3006 was $1.5 million and $2.9 million, respectively.

The impact of these errors was reflected in the Form 10-Q/As for the periods ending March 31 and June 30, 2006 that were filed on November 28, 2006.

•	Recoverability of Net Deferred Tax Asset:

Part I:

We note that you have a cumulative pre-tax book loss over the past three years.  However, we also note that you have recognized a net deferred tax asset of $25,743 as of December 31, 2005.  Please tell us your consideration of each of the sources of taxable income in paragraph 21 of SFAS 109 in determining that this net deferred tax asset is recoverable.

Please refer to Attachment (f) to see a summarized detail of our NOL carryforwards and expirations. The Company has booked a valuation allowance against the state NOLs through 2010 due to expiration before the time period of gaining additional market share due to proposed legislation requiring a greater use of our products. The Company believes that the federal NOLs are recoverable due to its tax planning strategies and the estimated market growth over the next 5 years before any federal NOLs are set to expire. The following events which were expected at December 31, 2005, realized and affected the utilization of our NOL during 2006 (also see attachment (g)); The Company sold its charcoal/liquid business in Bodenfelde, Germany in the first quarter of 2006 utilizing $21.3 million of worldwide NOLs, tax effected to be $7.7 million of NOLs utilized. The Company also settled its insurance claim related to Hurricane Katrina during 2006 utilizing an additional gross NOL of $8 million, tax effected to be $2.8 million of NOLs.

Tax planning strategies exist that would enable the Company to utilize deferred tax assets.

•	General Financial Forecast

In the Company’s consideration of the cumulative pre-tax book loss over the past three years to identify the normalized expected future income, the following non-recurring items were added back:  CEO severance charge of $1.8 million in 2003, re-engineering costs of $4.3 million in 2005, and non-recoverable insurance costs related to Hurricane Katrina of $1.0 million in 2005.  Additionally, the Company added back discretionary spending related to UV patent legal fees of $3.9 million in 2005. The analysis was based on the normalized cumulative pre-tax book gain of $8.2 million for the three years.  To further clarify this position the Company has included Attachment (h) as support.  The Company further believed that the net deferred tax asset was recoverable for the following reasons:

State Tax Planning Strategies:
•

The primary factors contributing to the separate company losses are the interest paid to the Mississippi Business Financing Corporation (“MBFC”) and the related party interest paid to Calgon Carbon Investments, Inc. (“CCI”) on its outstanding inter-company balance.  The intercompany tax structure of these companies is under our control as we hold both the related debt and investments. This interest expense totals approximately $10.2 million. When the Company chooses to enact this strategy, it could be enacted within a three month period.  Discontinuing payments of interest to the entities would create $10.2 million of income on a separate company basis.

Federal Tax Planning Strategies:
•

The Company’s forecast for 2006 showed a consolidated net income of $6.6 million. This does not include the expected gains on the sale of the Bodenfelde Germany plant, which was realized on February 17, 2006 for an estimated pre-tax domestic gain of $4.9 million and an after tax gain of $1.9 million. This sale caused a decrease in the Company’s Federal NOL’s, for U.S. purposes, of $11.6 million before tax with a tax impact of $4 million due to being an ordinary gain not subject to NOL limitations. The Company uses a detailed bottom-up approach to prepare its budget each year.  As such, the Company expected to utilize a material portion of the deferred tax assets in 2006.  The forecasted income for 2006 was compared with the Company’s normalized three year cumulative income of $8.2 million after non-recurring items totaling $9.3 million. Refer to Attachment (h).

•

Strategic opportunities are available to increase market growth.  These forecasted markets are calculated by the Company and then compared to industry forecasts.  All sales are projected over a 10-year period.

•	UV disinfection - $3.0 billion total market
•	MTBE Remediation - $2.0 to $12.0 billion total market
•	Perchlorate Removal - $1.0 billion total market
•	Mercury Removal - $0.1 to $0.5 billion annual market

The aforementioned strategic opportunities are primarily driven by government regulation and it will take time for the markets to develop.  The Company believes that these markets will contribute significant earnings and growth in the long term. The Company believes that many of these growth opportunities will occur after 2010 primarily due to the aforementioned proposed regulations. Accordingly, the Company determined that from a state perspective it would be appropriate to place a valuation reserve against all losses expiring through 2010 and not reserve for the losses expiring after that period. Due to the statutory 20-year carryforward of federal losses, the Company currently does not have expirations of these federal losses until 2019; therefore, the analysis resulted in a conclusion not requiring an additional federal valuation allowance to be recorded.   Management has been implementing strategies to capture market share and revenues in these markets.  For example, in the Company’s UV management group, the forecasted growth has been dependent on the release of new and more restrictive guidelines by the Environmental Protection Agency (“EPA”).  These guidelines were released in December 2005.  UV disinfection has been recognized by the EPA as a preferred solution.  The growth in the Company’s royalty income associated with licensing this technology, is also dependent on these guidelines.  Royalties are also dependent on having the U.S. and Canadian governments uphold the Company’s patent related to using UV technologies in eliminating harmful cryptosporidium in drinking water.  Litigation was active in both the U.S. and Canada as of 2005 and was expected to reach the trial stage in 2006.  The Company expected to prevail in both countries.  In the MTBE Remediation market, the Company has developed and started selling a product in the market.  The Company is in a position to capitalize on the market once the regulatory requirements have been determined.  The Company is also currently selling in the perchlorate market.  Thus far, two states have already issued regulatory requirements requiring MTBE Remediation with additional states expected to follow.  The regulations for the Mercury Removal market were issued in 2005; however, they contain rather lengthy compliance schedules.  This is also a market that the Company has already developed a product for and is selling. The Company expects to be a leader in this market along with its larger competitors.

Part II:

With respect to paragraph 21.a, please tell us the extent to which the reversal of your deferred tax liabilities will generate taxable income of the same character, timing, and jurisdiction as the reversal of your deferred tax assets.

Reversal of Deferred Tax Liabilities:

Refer to the table below for a detail of utilizing the reversal of the property, plant and equipment deferred tax liability which represents 87.7% of the total deferred tax liability.

Calgon Carbon Corporation
Deferred Tax Asset Utilization

These projections are assuming no acquisitions and disposals for the future years.

This schedule is shown in the direction of book depreciation in excess of tax.

	2006 DTA Utilization	2007 DTA Utilization	2008 DTA Utilization	2009 DTA Utilization	2010 DTA Utilization	Total Utilization

Calgon Carbon Corporation	6,885,380	4,797,012	4,359,347	3,983,169	3,678,115
Belgium	-88,876	428,051	239,577	103,540	-55,596
UK	628,218	328,211	76,969	-8,811	-17,165
BSC Columbus	-928	-315	235	731	965
CCC Columbus	-2,094	-2,348	2,581	2,786	2,887
Canada	-6,630	-10,673	6,139	-2,703	-59

	7,415,070	5,539,938	4,684,848	4,078,712	3,609,147	25,327,715
Tax Effected	35%	35%	35%	35%	35%
	2,595,275	1,938,978	1,639,697	1,427,549	1,263,201	8,864,700

Utilization of Deferred Tax Liability for Property, Plant, and Equipment

2005 Deferred Tax Liability	17,929,000
2006 utilization	2,595,275

Projected 2006 Def Tax Liability	15,333,726
2007 utilization	1,938,978

Projected 2007 Def Tax Liability	13,394,747
2008 utilization	1,639,697

Projected 2008 Def Tax Liability	11,755,050
2009 utilization	1,427,549

Projected 2009 Def Tax Liability	10,327,501
2010 utilization	1,263,201

Projected 2010 Def Tax Liability	9,064,300

The Company’s actual reversal of temporary differences, after impact of acquisitions and dispositions, related to property, plant and equipment has been realized as follows:  $2.3 million from 2003, $6.7 million from 2004, and $3.4 million from 2005. Per the above table, the reversal of the property, plant and equipment deferred tax liability will generate taxable income over the next five years of $25.3 million ($8.9 million tax impact). As the temporary items reverse, taxable income is increased.  The same is true for both pension and goodwill on the deferred tax asset calculation.  All of the temporary differences will also be utilized as time progresses due to the natural realization of temporary differences of book versus tax reporting methods on an annual basis.  The Company believes that the liabilities are impacting taxable income of the same character, timing, and jurisdiction of the deferred tax assets since the larger amount of deferred tax liabilities is being utilized at a rate greater than the rate that the deferred tax assets are and the three largest temporary differences pertain to ordinary income.

•

You state on page 6 that the primary item that contributed to the change in the effective tax rate from 2004 to 2005 is the reversal of tax contingency accruals.  Please provide us with a rollforward of your tax contingency accruals for each period from January 1, 2003 to June 30, 2006, along with an explanation (1) as to the reason for each accrual and (2) for each material change in each accrual.

Calgon Carbon Corporation and Subsidiaries
Consolidated Analysis of Tax Reserve Exposure Items
Ending Balances for 2003 thru 6/30/2006

	Ending Balance 12/31/02	Increase/ (Decrease)	Ending Balance 12/31/2003	Increase/ (Decrease)	Ending Balance 12/31/2004	Increase/ (Decrease)	Ending Balance 9/30/2005	Ending Balance 12/31/2005	Ending Balance 6/30/2006

Description

956 exposure on Canadian (CFC)	2,670,927	2,287,795	4,958,722	(2,379,725)	2,578,997		2,578,997	2,578,997	2,578,997
Transfer pricing policies	1,547,000		1,547,000	(1,455,099)	91,901		91,901	91,901	91,901
Additional tax gain taken on Brilon-Wald facility	2,228,870		2,228,870	(262,680)	1,966,190	(1,877,712)	88,478	88,478	88,478
ETI TxT Calc. (Vertical vs. Horizontal)				998,069	998,069	(279,672)	718,397	718,397	718,397
Research and Development Credits		595,000	595,000	(60,714)	534,286		534,286	534,286	534,286
Other Tax Reserves	1,570,800	167,909	1,738,709	(1,013,052)	725,657		725,657	725,657	725,657

	8,017,597	3,050,704	11,068,301	(4,173,201)	6,895,100	(2,157,384)	4,737,716	4,737,716	4,737,716

Discussion of material tax contingencies:
•

Exposure related to intercompany loan from Canadian Controlled Foreign Corporation: The Company has an intercompany loan owed to its Canadian operations (a Controlled Foreign Corporation or “CFC”) from its U.S. operations that has not been settled since 2002.  As a result of these intercompany transactions, the Canadian operations could be deemed to have an investment in U.S. property as defined by Internal Revenue Code (“IRC”) §956, which could result in a deemed dividend from Canada to the U.S. and an incremental tax cost thereby increasing the Company’s effective tax rate.  The Company can only be deemed to have a dividend to the extent that either cumulative or current year earnings and profits are available. The reserve was $2,670,927 at the start of 2003 representing the probable loss based on the intercompany loan.  In 2003, an increase in the loans to the Canadian CFC required an increase in the reserve of $2,278,795.  In 2004 the amount of exposure decreased due to the foreign subsidiary having insufficient earnings and profits to support the deemed dividend, resulting in a decrease in the reserve of $2,379,725. The Company has not borrowed additional funds from Canada subsequent to December 2004; therefore the reserve has not increased since no additional exposure has been created.  Due to statutory expirations, the remaining reserve is related to the 2004 tax year and will expire September 15, 2008.

•

Brilon-Wald facility gain: During the fourth quarter of 1998, the Company essentially concluded its 1994 restructuring plan by transferring ownership of the Brilon-Wald, Germany plant to the local community.  The plant was shut down in 1995.  This item contributed to the 1998 NOL (including recent amended returns) of $9.3 million.  Approximately $8.9 million of this NOL was utilized in 2001 and $0.4 million in 2002. The primary item that contributed to the reversal of the tax contingency accruals in 2005 was the reduction of the liability related to the income tax gain on the sale of the Brilon-Wald facility of approximately $1.9 million. The remaining $0.1 million expired on September 15, 2006.

•

Transfer Pricing: Under IRC §482, a related party transaction should closely resemble that of a comparable transaction under comparable circumstances between unrelated parties, or one taking place “at arm’s length.”  IRC §482 empowers Treasury to make allocations “to clearly reflect income.”  The Company identified an exposure due its review of its transfer pricing practices and lack of support to prove that such practices were similar to arm’s length transactions. The Company implemented their current transfer pricing policy at the end of 2002. The Company believes its current transfer pricing policy conforms to IRS requirements for an arm’s length price for intercompany transactions, except for a small deviation, as such no further growth in the reserve occurred.  The reserve at the end of 2002 was $1,547,000; however, this exposure was decreased by $1,455,099 due to the statutory expiration of exposure related to the 2000 calendar year.  The remaining $91,000 represents a reserve for a deviation of the required margins due to fluctuating sales mix and is deemed immaterial to warrant further discussion.

•

Extraterritorial Income Tax (“ETI”): The ETI Tax Regime allowed companies an exclusion from gross income for extraterritorial income.  There are two approaches to computing this exclusion, i.e. the vertical and horizontal methods.  The approaches have differing methods of grouping information to produce the exclusion and generally the vertical method provides a higher exclusion.  The Company was using the vertical grouping method to compute the deduction on their tax return.  The horizontal approach is considered more certain of being supportable with the IRS.  In December 2004, management revisited the Company’s position on the tax deduction, which included consideration about additional clarification of the IRS views on the methods that it is probable that the IRS would only allow the deduction of the lower exclusion based on the horizontal method.  As such the Company recorded a reserve of $998,069 in 2004 for difference between the two methods for the open tax years of 2001 to 2003.  A portion of the reserve $279,672 was released with the statutory expiration of the 2001 calendar year on September 15, 2005.  In September 2005, the Company concluded that it would not claim an ETI benefit based on the higher vertical method and changed their 2004 tax return’s estimated ETI benefit to the lower horizontal calculation. The change was made due the fact that management concluded after further review that such ETI benefit is a more acceptable position under the IRC.

•

Research and Development Credits: The Company performs research and development activities which qualify for federal credits against taxable income.  The Company’s support for these credits is based on a high level analysis of qualifying expenditures, where the eventual benefit under IRC was not considered probable.  Therefore, a reserve was identified for these credits. A portion of this reserve was released in 2004 due to statutory expirations in the amount of $60,714.  The remaining balance of $534,286 will start tolling once the credits are taken on a tax return.

•	Please refer to Attachment (i) for the detailed tax contingency accruals rollforward.

•

Please tell us the nature of your “revision to prior year’s accruals” disclosed on page 35 and the circumstances that gave rise to the adjustment.  Given the magnitude of the adjustment, please clarify why you did not restate prior periods to reflect this adjustment in the appropriate periods.

The revision of the prior year’s accruals disclosed on page 35 relates to an adjustment for profit in inventory with the Company’s joint venture Calgon Mitsubishi Chemical Corporation (“CMCC”).  The Company was inappropriately classifying the CMCC joint venture profit in inventory as a deferred tax item of $0.3 million rather than as a prepaid tax item that reduces the tax accrual item in accordance with Accounting Research Bulletins 51 paragraph 17.  The tax effect of the reclassification was immaterial to prior year financial statements and as such, the Company did not restate its financial statements. The Company considered SAB Topic 99 when assessing the nature of the misclassification and noted it that it affected deferred tax assets and prepaid taxes which are both reported on the balance sheet.  As such, the changes did not affect the Company’s compliance with covenants nor regulatory requirements. Nor did the change affect analysts expectations or change a loss to an income or hide a change in a trend. The Company also considered the effect that the misclassification had on the readers of the Company’s financial statements and concluded that it would not have impacted their conclusions..

•

We note significant variations from year to year in your benefit of extraterritorial income exclusion.  Given the materiality of these benefits, please disclose the reasons for these variations and any material uncertainties regarding the amount of this benefit in future filings.  In your response, please provide us with your proposed disclosures.

We proposed to disclose the following in our future filings:

The Extraterritorial Income Exclusion (“ETI”) benefit is calculated based on the Company’s volume of qualifying exports.  As such, the ETI benefit fluctuates based on the volume of exports, the margin on such exports, and the Company’s sales mix for the period.  Furthermore, the Company’s pre-tax book income has fluctuated quarter to quarter due to changes in actual and estimated book income.  Since ETI benefit is such a large permanent difference on the rate reconciliation, its rate percentage is susceptible to fluctuations in book income and the size of other permanent differences. The Company also expects to see material fluctuations due to the rate impact of the permanent differences being driven by pre-tax book income.  Additionally, the ETI benefit is being phased out over a two year period under the American Jobs Creation Act of 2004.  The ETI benefit under the phase out is 100% of the calculated benefit in 2004, decreasing to 80% in 2005,decreasing to 60% in 2006, at which point it will be completely phased out to 0% benefit in 2007. Therefore, the Company expects the benefit will continue to decrease due to the phase-out on an annual basis.

•

We note that you increased your deferred tax asset valuation allowance by $1,835 in 2004, based on your disclosures on page 27.  Please tell us where you have reflected this increase in your income tax rate reconciliation on page 35.

On page 38 of the 2004 10-K, the valuation reserve increased from $1.9 million to $3.5 million, a change of $1.6 million.  This increase was due to the purchase of Waterlink Specialty Products in 2004. The 2004 increase in the valuation reserve is primarily attributed to a limitation on the type of income that is available to offset the NOL. Included in the 2004 valuation allowance for Waterlink (UK) Limited, is $1.6 million of valuation allowance that was identified as part of the finalization of the purchase price of Waterlink that reduced goodwill and had no effect on the income tax rate or net income.

SEC Comment No. 11:
Segment Information, page 40

You currently have three reportable segments.  We note your Form 8-K filed on April 22, 2004 that discusses your completion of a strategic planning process.  We note that this process included consideration of how you compiled and reported financial information to your CODM, which resulted in a decrease of reportable segments from four to three.  Given that for the year ended December 31, 2005, your Activated Carbon and Service segment, Equipment segment and Consumer segment represented 83.2%, 12.7%, and 4.1% of your net sales, respectively, please explain to us your analysis of how the aggregation of your previously separately reported segments of Activated Carbon and Service improves your readers’ understanding of your performance of your different types of business activities.  We note your disclosure on page 4 that your Activated Carbon and Service segment manufactures granular activated carbon for use in applications to remove organic compounds from water, air and other liquids and gases and the service aspect of the segment consists primarily of reactivation of spent carbon and the leasing, monitoring and maintenance of carbon adsorption equipment.  We further note on your website, under “Our Company,” you continue to identify your business units as Activated Carbon, Engineered Systems, and Service Options, and Consumer Products.  Given the above, please tell us in detail how you determined that you met each of the criteria in paragraph 17 of SFAS 131 for aggregation of Activated Carbon and Service.  As part of your response, please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar.  Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).  In addition, provide us with copies of the relevant financial reports reviewed by your chief operating decision maker – see paragraph 10 of SFAS 131.  Also provide us with a management organizational chart so that we may see how your company is structured and who reports to the chief operating decision maker.

Response:

The Company currently employs a matrix style organization that has three senior vice presidents responsible for the three major geographies that the Company operates in, the Americas (North and South), Europe, and, Asia. Within each of those geographies, those same senior vice presidents have sole operating responsibility for the three product segments, Activated Carbon and Service, Equipment, and Consumer.  The only exception is the Company’s AOT or ultraviolet light (UV) technology business which is contained in the Company’s Equipment segment and has a general manager reporting directly to John Stanik the President and CEO of Calgon Carbon Corporation who is also the Company’s Chief Operating Decision Maker (CODM).  Mr. Stanik reviews financial information for the organization both rolled up by product segment and also by product segment within each region. The Company determined that segments based on product lines was more appropriate than segments based on geographic locations as outlined in SFAS 131 paragraph 15. The following attachment (Attachment (j)) is a selection of what Mr. Stanik receives for review each month.

For four years ending December 31, 2003, the Company reported four distinct operating segments, Activated Carbon, Service, Engineered Solutions, and Consumer, which is the way the Company’s former CEO and CODM, James Cederna, viewed the Company.  When Mr. Cederna resigned in February 2003 and was replaced by Mr. Stanik, the Company undertook a strategic planning process that consumed most of the remainder of 2003.  Upon completion of the Company’s strategic plan in the fourth quarter of 2003, management decided that based upon the financial information that was reviewed during that process, three operating segments were more appropriate.  Some of the more compelling reasons for the change in segments noted at the time and the believed improvements to readers of the Company’s financial statements were the following:

•

In the previous method of segment reporting, Activated Carbon product sales were included in the Activated Carbon, Service, and Engineered Systems segments.  Improvement: The current method of reporting, includes all activated carbon sales in one segment (Activated Carbon and Service) since all of the products are utilized for the purpose of removing organic compounds from water, air, and other liquids and gases.

•

In the previous method of segment reporting, a large portion of what was considered Service segment sales at the time included sales of activated carbon products that were produced using the same or similar equipment as products sold in the Activated Carbon segment.  In addition, both of those segments utilized the same personnel to sell, market, research, and support each of those segments at a level that was indistinguishable.  As a result direct and indirect production costs, depreciation, selling, marketing, R&D, some general and administrative costs, and most assets associated with the Activated Carbon and Service segments were allocated to each of those two segments thereby diluting the usefulness of the financial information at any level below the product gross margins. Improvement: The current method of reporting, includes all activated carbon sales in one segment (Activated Carbon and Service) and eliminates the effort of trying to produce financial information that is separated for the Activated Carbon and Service segments at a level that was no longer useful to the financial readers.

•

In the previous method of segment reporting, carbon equipment sales and leases were both included in the Service segment apart from the other equipment sales. Improvement: The current method of reporting includes carbon equipment along with equipment sales of all other technologies in the Equipment segment.  In addition, revenues for all leased equipment are included in the Activated Carbon and Service segment because of its service aspect.  This provides readers of the Company’s financial statements better information regarding the nature of the Company’s revenues.

•

In the previous method of segment reporting ion exchange resin sales (non-equipment) were included in the Engineered Systems segment. Improvement: The current method of reporting, includes the ion exchange resin sales in the Activated Carbon and Service segment to provide readers with better financial information due to the similarity in the nature and distribution of the products.

As a result, beginning in the period ended March 31, 2004, the Company began reporting in three segments: Activated Carbon and Service, Equipment, and Consumer and began disseminating financial information to the CODM at that time to reflect the new operating structure whereby costs were not delineated for the activated carbon and the service components.  While the primary reasons for the change was centered on paragraphs 10 and 18 of SFAS 131, the Company believes that closer consideration of paragraph 17 also supports management’s interpretation of how the previous Activated Carbon and Service segments fit the aggregation criteria set out in paragraph 17.

a)

Similarity in the nature of products or services – The Activated Carbon segment almost exclusively provides activated carbon products for use in applications to remove organic compounds from water, air, and other liquids and gases.  A significant portion of the Service component (85.6% in 2005, 86.4% in 2004, and 87.3% in 2003) also employs either activated carbon products or ion exchange resins for use in applications to remove organic compounds from water, air, and other liquids and gases.

b)

Similarity in the nature of the production processes – The production of granular activated carbon (GAC) for the applications described above is performed in high temperature furnaces using coconut shell or bituminous coal and pitch as its main raw materials.  Similarly, the GAC sold into the Segment (18.4% of Service segment revenue in 2005, 19.2% in 2004, and 20.2% in 2003) is produced in exactly the same fashion.  What qualifies it as a Service segment sale under the Company’s definition as opposed to an Activated Carbon segment sale is the Company’s relationship with the customer.  If the GAC being sold is to be used in the Company’s equipment under a leasing agreement or if the customer intends to have the Company “reactivate” the GAC for reuse under a service agreement once it has been “spent” or adsorbed all of the contaminants that it can adsorb then that sale of GAC gets classified into the Service segment.  The other significant portion of revenues in the Service segment (31.2% in 2005, 32.9% in 2004, and 28.7% in 2003) are generated by the reactivation of the spent GAC which again uses high temperature furnaces to burn off the contaminants that have been adsorbed and put the GAC back in a state to be placed back into service at a customers site.  During that process of reactivation, anywhere from 8 to 12% of GAC is lost due to incineration and must be replaced by virgin GAC.  The remainder of the Service segment revenues is made up of monthly equipment rental fees and fees for field service to place carbon at a site or remove it and return it for reactivation.

c)

Similarity of the type or class of customers for the Company’s products or services – With few exceptions, the Activated Carbon and Service components serve the same industries such as Municipal Water, Industrial Process, Environmental Air and Water, Food, and Specialty.

d)

Similarity in the methods used to distribute their products and or provide their services – The Company employs a direct sales force in each geographic region it operates in that sells into both the Activated Carbon and Service components. There is no dedicated sales force that exists for either component. Similarly, a dedicated supply chain team is responsible for the warehousing and distribution of each of the products sold into both components. The only difference between distribution methods is the deployment of Company employed field service personnel to remove and replace product from the customer’s site for the reactivation of GAC.

e)	Similarity of the nature of the regulatory environment – Not applicable.

Additionally, in order to qualify for aggregation under paragraph 17, the segments must show similar economic characteristics.  The table below shows selected financial information for the Activated Carbon and the Service segment during the years 1999 through 2002, the last year the Company reported those two segments separately.  As the table shows below, the average product gross profit margin over that four year period leading up to the change was only 0.9 percentage points difference between the two segments. At levels below that line item the gap begins to widen between Activated Carbon and Service but is still a rather close 3.4 percentage points difference at the gross profit margin level.  The gap widens because most of the costs below that level cannot be delineated between Activated Carbon and Service and therefore is either assigned to either of the two segments based upon predetermined percentages or allocated based upon certain amounts (such as COGS) as a percentage of the total of those two segments.  As stated previously, the data becomes much less meaningful the further down the income statement one goes and therefore it makes more sense to aggregate.

	Fiscal Year 1999		Fiscal Year 2000		Fiscal Year 2001		Fiscal Year 2002		Fiscal Year 2002

	Carbon	Service	Carbon	Service	Carbon	Service	Carbon	Service	Carbon	Service

Net sales	$144,478	$94,269	$124,695	$90,978	$109,317	$92,336	$100,625	$93,494	$119,779	$92,769
Product Gross Profit	66,554	44,533	57,774	45,328	49,373	40,398	46,629	43,729	55,083	43,497
Product Gross Margin	46.1%	47.2%	46.3%	49.8%	45.2%	43.8%	46.3%	46.8%	46.0%	46.9%
Gross Profit	37,267	28,199	33,799	28,448	26,494	24,289	24,436	26,458	30,499	26,849
Gross Margin	25.8%	29.9%	27.1%	31.3%	24.2%	26.3%	24.3%	28.3%	25.5%	28.9%
Operating Profit	9,577	12,728	12,120	12,905	8,358	10,036	6,740	11,413	9,199	11 ,771
Operating Margin	6.6%	13.5%	9.7%	14.2%	7.6%	10.9%	6.7%	12.2%	7.7%	12.7%

As correctly noted in your comment, the Company’s website has not been updated to reflect the change to the current operating segment format. The fact that the website was not updated was an oversight and Company is currently devoting resources to ensure that the website is updated with the correct current information by January 31, 2007.

Form 10-Q for the Quarterly Period Ended June 30, 2006

SEC Comment No. 12:
Related Party Transactions

We note under your discussion of Results of Operations on page 20, that one of the reasons for the increase in your net sales for the Activated Carbon and Service segment was an increase in sales of activated carbon in Japan to your joint venture, Calgon Mitsubishi Chemical Corporation.  However, it does not appear that you have any additional related party transaction disclosures.  Please include such disclosures in future filings.  Refer to paragraph 2 of SFAS 57.

Response:

The Company will include additional related party transaction disclosures in future filings in accordance with SFAS 57 and has provided an example below.

The Company has also considered these related party transactions under paragraph (k) of Item 4-08 of Regulation S-X and concluded that the footnote disclosure highlighted below adequately addresses the transactions and balances because revenues and receivables are less than 10% as required by paragraphs (b)1-2 of Item 5-03 of Regulation S-X.

Related Party Transactions

Net sales to related parties and receivables from related parties primarily reflect sales of activated carbon products to equity investees.  Generally, transactions are conducted under long-term contractual arrangements.  Related party sales transactions were $4.4 million, $4.7 million, and $6.9 million for the years ended 2005, 2004, and 2003, respectively.   Receivables from equity investees amounted to $1.7 million and $1.8 million at December 31, 2005 and 2004, respectively.  Accounts payable to related parties primarily relates to sales and management support and was not material for the years ended December 31, 2005 and 2004.

Form 8-K filed November 16, 2006

SEC Comment No. 13:

We note your disclosure that the Federal Court of Canada found that your Canadian patent for the use of ultraviolet light to prevent infection from Cryptosporidium in drinking water is invalid.  Please tell us your consideration of this decision in assessing the recoverability of your patents.  If you do not believe that this decision results in the need for an impairment charge, please tell us why not.

Response:

The Company applies SFAS 2 “Accounting for Research and Development Costs” to its research and development costs which states that research and development costs should be expensed when incurred.  As such, the Company has not capitalized any costs associated with the development of its ultraviolet light patents and therefore has no patent costs to consider for impairment as a result of the recent unfavorable Canadian court ruling.  The patents that are capitalized on the Company’s balance sheet at December 31, 2005 represent purchased patents that are not related to the Company’s ultraviolet business.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in it filings with the SEC, that the SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the above matters, please contact the Company’s Chief Financial Officer, Leroy Ball, at 412-787-6775.

Sincerely,

Leroy Ball
Chief Financial Officer

cc:	Michael Lowry
Partner
Deloitte & Touche LLP

Attachment (a)

FAS 142 TEST-DOCUMENTATION
FY2005

AOT Discounted Cash Flow

	12/31/2006 Year 1	12/31/2007 Year 2	12/31/2008 Year 3	12/31/2009 Year 4	12/31/2010 Year 5	12/31/2011 Residual

Revenue	$6,700	$9,714	$16,107	$25,740	$31,574	$37,886
Operating Expenses:
Cost of Goods Sold	4,675	6,778	11,239	17,960	22,031	26,436
Depreciation	232	232	237	241	246	251
SG&A	2,559	3,400	3,755	5,203	6,109	7,574
R&D	17	23	25	35	41	50
Restructuring	—	—	—	—	—	—

Total Operating Expenses	7,483	10,432	15,256	23,439	28,427	34,311

Income from Operations	(783)	(719)	852	2,301	3,147	3,575
Other Income (Exp)	750	17,069	7,709	9,839	12,715	16,432

Earnings before Interest and Taxes	(33)	16,350	8,561	12,140	15,862	20,007
Interest Expense	—	—	—	—	—	—

Earning before Income Taxes	(33)	16,350	8,561	12,140	15,862	20,007
Provision (Benefit) for Income Taxes - 40%	(13)	6,540	3,424	4,856	6,345	8,003

Net Income	$(20)	$9,810	$5,136	$7,284	$9,517	$12,004

Adjustments:
Add: Depreciation	232	232	237	241	246	251
Less: Captial Expenditures	(232)	(237)	(241)	(246)	(251)	(256)
Less: Add’l Working Capital	(1,583)	(1,575)	(3,092)	(4,203)	(2,282)	(2,290)

Distributable Cash Flow	(1,603)	8,231	2,040	3,076	7,231	9,710
Present Value Factor	0.9358	0.8194	0.7175	0.6283	0.5502

Present Value of Distributable Cash Flow	$(1,500)	$6,744	$1,464	$1,933	$3,978

Total Present Value of Cash Flows (Years 1 to 5)	$12,619
Present Value of Residual Cash Flow	47,705		Residual Cash Flow			$9,710
Total Operating Value	60,324		Residual Capitalization Rate
Add: Acquisition Premium - (None for DCF)			Discount Rate			14%

Fair Value of Reporting Unit	60,324		Less: Resid Growth Rate			-3%

Add: Present Value of Amortization Tax Benefit	1,564		Capitalization Rate			11%
Total Fair Value of Reporting Unit	61,888		Residual Cash Flow Value			86,704

Rounded	$61,888		Present Value Factor			0.5502

			Present Value of Resid Cash Flow			47,705

Book Value of AOT Business Unit	14,676

(Impaired)/Not Impaired	$47,212

EBIT	(33)	16,350	8,561	12,140	15,862	20,007
EBITDA	199	16,582	8,797	12,381	16,108	20,259
PRODUCT GROSS MARGIN%	30.2%	30.2%	30.2%	30.2%	30.2%	30.2%
GROSS MARGIN%	26.8%	27.8%	28.8%	29.3%	29.4%	29.6%
EBITDA MARGIN%	3.0%	170.7%	54.6%	48.1%	51.0%	53.5%
Working Capital at 12/31/05	4,119	5,694	8,786	12,989	15,271	17,561
Adjustment to Working Capital:
Decrease DSO terms & Rev in Excess of Billings	10.0%	15.0%	17.5%	20.0%	22.5%	25.0%
Working Capital as a percent of sales change	79.0%	52.3%	48.4%	43.6%	39.1%	36.3%
Amortization of tax benefit (6 years remaining)	1,011	1,011	1,011	1,011	1,011	1,011
Tax Rate	0.4	0.4	0.4	0.4	0.4	0.4
Tax effected balance	404	404	404	404	404	404
Present Value of amortization of tax benefit	1,564

Attachment (a)

FAS 142 TEST-DOCUMENTATION
FY2005

AST Discounted Cash Flow

	12/31/2006 Year 1	12/31/2007 Year 2	12/31/2008 Year 3	12/31/2009 Year 4	12/31/2010 Year 5	12/31/2011 Residual

Revenue	$14,927	$13,700	$12,700	$11,700	$11,700	$11,700
Operating Expenses:
Cost of Goods Sold	9,937	9,120	8,454	7,788	7,788	7,788
Depreciation	58	58	59	60	61	63
SG&A	227	234	241	248	255	263
R&D	264	272	280	289	297	306
Restructuring	—	—	—	—	—	—

Total Operating Expenses	10,485	9,683	9,034	8,385	8,402	8,420

Income from Operations	4,442	4,017	3,666	3,315	3,298	3,280
Other Income (Exp)	—	—	—	—	—	—

Earnings before Interest and Taxes	4,442	4,017	3,666	3,315	3,298	3,280
Interest Expense	—	—	—	—	—	—

Earning before Income Taxes	4,442	4,017	3,666	3,315	3,298	3,280
Provision (Benefit) for Income Taxes - 40%	1,777	1,607	1,466	1,326	1,319	1,312

Net Income	$2,665	$2,410	$2,200	$1,989	$1,979	$1,968

Adjustments:
Add: Depreciation	58	58	59	60	61	63
Less: Captial Expenditures	(58)	(59)	(60)	(61)	(63)	(64)
Less: Add’l Working Capital	(827)	105	86	86	—	—

Distributable Cash Flow	1,838	2,514	2,284	2,074	1,977	1,967
Present Value Factor	0.9441	0.8414	0.7499	0.6684	0.5957

Present Value of Distributable Cash Flow	$1,735	$2,116	$1,713	$1,386	$1,178

Total Present Value of Cash Flows (Years 1 to 5)	$8,128
Present Value of Residual Cash Flow	9,605		Residual Cash Flow			$1,967
Total Operating Value	17,733		Residual Capitalization Rate
Add: Acquisition Premium - none for DCF			Discount Rate			12%

Fair Value of Reporting Unit	17,733		Less: Resid Growth Rate			0%

Add: Present Value of Amortization Tax Benefit	3,253		Capitalization Rate			12%
Total Fair Value of Reporting Unit	20,985		Residual Cash Flow Value			16,123

Rounded	$20,985		Present Value Factor			0.5957

			Present Value of Resid Cash Flow			9,605

Book Value of AST Business Unit	5,475

(Impaired)/Not Impaired	$15,510

EBIT	4,442	4,017	3,666	3,315	3,298	3,280
EBITDA	4,500	4,075	3,725	3,375	3,359	3,343
PRODUCT GROSS MARGIN%	33.4%	33.4%	33.4%	33.4%	33.4%	33.4%
GROSS MARGIN%	33.0%	33.0%	33.0%	32.9%	32.9%	32.9%
EBITDA MARGIN%	30.1%	29.7%	29.3%	28.8%	28.7%	28.6%
Working Capital at 12/31/05	1,280	1,175	1,089	1,004	1,004	1,004
Working Capital as a percent of sales change	14.1%	8.6%	8.6%	8.6%	0.0%	0.0%
Amortization of tax benefit (6 years remaining)	1,989	1,989	1,989	1,989	1,989	1,989
Tax Rate	0.4	0.4	0.4	0.4	0.4	0.4
Tax effected balance	795.592955	795.59295	795.593	795.59295	795.59295	795.59295
Present Value of amortization of tax benefit	3,253

Attachment (a)

FAS 142 TEST-DOCUMENTATION
FY2005

Americas/Asia Carbon & Service Discounted Cash Flow

	12/31/2006 Year 1	12/31/2007 Year 2	12/31/2008 Year 3	12/31/2009 Year 4	12/31/2010 Year 5	12/31/2011 Residual

Revenue	$172,090	$177,252	$182,570	$188,047	$193,689	$199,499
Operating Expenses:
Cost of Goods Sold	121,389	125,031	128,782	132,645	136,624	140,723
Depreciation	11,095	11,095	11,316	11,543	11,774	12,009
SG&A	17,657	18,011	18,371	18,738	19,113	19,495
R&D	2,991	3,051	3,112	3,174	3,237	3,302
Restructuring	—	—	—	—	—	—

Total Operating Expenses	153,132	157,186	161,580	166,100	170,748	175,529

Income from Operations	18,958	20,066	20,990	21,947	22,940	23,970
Other Income (Exp)	—	—	—	—	—	—

Earnings before Interest and Taxes	18,958	20,066	20,990	21,947	22,940	23,970
Interest Expense	—	—	—	—	—	—

Earning before Income Taxes	18,958	20,066	20,990	21,947	22,940	23,970
Provision (Benefit) for Income Taxes - 40%	7,583	8,026	8,396	8,779	9,176	9,588

Net Income	$11,375	$12,040	$12,594	$13,168	$13,764	$14,382

Adjustments:
Add: Depreciation	11,095	11,095	11,316	11,543	11,774	12,009
Less: Captial Expenditures	(11,095)	(11,316)	(11,543)	(11,774)	(12,009)	(12,249)
Less: Add’l Working Capital	(2,302)	(1,488)	(1,533)	(1,579)	(1,626)	(1,675)

Distributable Cash Flow	9,073	10,330	10,835	11,359	11,903	12,467
Present Value Factor	0.9441	0.8414	0.7499	0.6684	0.5957

Present Value of Distributable Cash Flow	$8,566	$8,692	$8,125	$7,592	$7,091

Total Present Value of Cash Flows (Years 1 to 5)	$40,066
Present Value of Residual Cash Flow	80,740		Residual Cash Flow			$12,467
Total Operating Value	120,806		Residual Capitalization Rate
Add: Acquisition Premium - none for DCF			Discount Rate			12%

Fair Value of Reporting Unit	120,806		Less: Resid Growth Rate			-3%

Add: Present Value of Amortization Tax Benefit	8,641		Capitalization Rate			9%
Total Fair Value of Reporting Unit	129,447		Residual Cash Flow Value			135,529

Rounded	$129,447		Present Value Factor			0.5957

			Present Value of Resid Cash Flow			80,740

Book Value of Carbon & Service Business Unit	113,906

(Impaired)/Not Impaired	$15,542

EBIT	18,958	20,066	20,990	21,947	22,940	23,970
EBITDA	30,053	31,161	32,306	33,490	34,714	35,979
PRODUCT GROSS MARGIN%	29.5%	29.5%	29.5%	29.5%	29.5%	29.5%
GROSS MARGIN%	23.0%	23.2%	23.3%	23.3%	23.4%	23.4%
EBITDA MARGIN%	17.5%	17.6%	17.7%	17.8%	17.9%	18.0%
Working Capital at 12/31/05	49,605	51,093	52,626	54,204	55,830	57,505
Working Capital as a percent of sales change	30.2%	28.8%	28.8%	28.8%	28.8%	28.8%
Amortization of tax benefit (13 years remaining)	3,396	3,984	3,984	3,984	3,984	3,984
Tax Rate	0.4	0.4	0.4	0.4	0.4	0.4
Tax effected balance	1,358	1,594	1,594	1,594	1,594	1,594
Present Value of amortization of tax benefit	8,641

Attachment (a)

FAS 142 TEST-DOCUMENTATION
FY2005

Europe Carbon & Service Discounted Cash Flow

	12/31/2006 Year 1	12/31/2007 Year 2	12/31/2008 Year 3	12/31/2009 Year 4	12/31/2010 Year 5	12/31/2011 Residual

Revenue	$79,873	$82,270	$84,738	$87,280	$89,898	$92,595
Operating Expenses:
Cost of Goods Sold	54,414	56,046	57,728	59,460	61,243	63,081
Depreciation	6,397	6,397	6,525	6,656	6,789	6,924
SG&A	11,029	11,250	11,475	11,704	11,938	12,177
R&D	264	269	275	280	286	292
Restructuring	—	—	—	—	—	—

Total Operating Expenses	72,104	73,962	76,002	78,099	80,256	82,473

Income from Operations	7,769	8,307	8,736	9,181	9,642	10,122
Other Income (Exp)	—	—	—	—	—	—

Earnings before Interest and Taxes	7,769	8,307	8,736	9,181	9,642	10,122
Interest Expense	—	—	—	—	—	—

Earning before Income Taxes	7,769	8,307	8,736	9,181	9,642	10,122
Provision (Benefit) for Income Taxes - 40%	3,108	3,323	3,494	3,672	3,857	4,049

Net Income	$4,662	$4,984	$5,241	$5,508	$5,785	$6,073

Adjustments:
Add: Depreciation	6,397	6,397	6,525	6,656	6,789	6,924
Less: Captial Expenditures	(6,397)	(6,525)	(6,656)	(6,789)	(6,924)	(7,063)
Less: Add’l Working Capital	(522)	(519)	(535)	(551)	(567)	(584)

Distributable Cash Flow	4,139	4,337	4,576	4,825	5,083	5,350
Present Value Factor	0.9441	0.8414	0.7499	0.6684	0.5957

Present Value of Distributable Cash Flow	$3,908	$3,650	$3,432	$3,225	$3,028

Total Present Value of Cash Flows (Years 1 to 5)	$17,242
Present Value of Residual Cash Flow	34,652		Residual Cash Flow			$5,350
Total Operating Value	51,894		Residual Capitalization Rate

Add: Acquisition Premium - none for DCF			Discount Rate			12%
Fair Value of Reporting Unit	51,894		Less: Resid Growth Rate			-3%

Add: Present Value of Amortization Tax Benefit	1,158		Capitalization Rate			9%
Total Fair Value of Reporting Unit	53,052		Residual Cash Flow Value			58,166

Rounded	$53,052		Present Value Factor			0.5957

			Present Value of Resid Cash Flow			34,652

Book Value of Carbon & Service Business Unit	42,148

(Impaired)/Not Impaired	$10,904

EBIT	7,769	8,307	8,736	9,181	9,642	10,122
EBITDA	14,167	14,704	15,261	15,836	16,431	17,046
PRODUCT GROSS MARGIN%	31.9%	31.9%	31.9%	31.9%	31.9%	31.9%
GROSS MARGIN%	23.9%	24.1%	24.2%	24.2%	24.3%	24.4%
EBITDA MARGIN%	17.7%	17.9%	18.0%	18.1%	18.3%	18.4%
Working Capital at 12/31/05	17,300	17,819	18,354	18,904	19,471	20,055
Working Capital as a percent of sales change	22.3%	21.7%	21.7%	21.7%	21.7%	21.7%
Amortization of tax benefit (13 years remaining)	455	455	455	455	455	455
Tax Rate	0.4	0.4	0.4	0.4	0.4	0.4
Tax effected balance	182	182	182	182	182	182
Present Value of amortization of tax benefit	1,158

Attachment (b)

FAS 142 TEST-DOCUMENTATION
FY2003
AOT Discounted Cash Flow

	12/31/2004 Year 1	12/31/2005 Year 2	12/31/2006 Year 3	12/31/2007 Year 4	12/31/2008 Year 5	12/31/2009 Residual

Revenue	$6,446	$7,413	$8,525	$8,781	$9,044	$9,315
Operating Expenses:
Cost of Goods Sold	4,035	4,640	5,336	5,496	5,661	5,831
Depreciation	121	121	121	121	121	121
SG&A	2,876	2,934	2,992	3,052	3,113	3,175
R&D	217	221	226	230	235	240
Restructuring	—	—	—	—	—	—

Total Operating Expenses	7,249	7,916	8,675	8,900	9,130	9,367

Income from Operations	(803)	(503)	(150)	(119)	(86)	(52)
Other Income (Exp)	400	750	1,000	1,250	1,500	1,750

Earnings before Interest and Taxes	(403)	247	850	1,131	1,414	1,698
Interest Expense	—	—	—	—	—	—

Earning before Income Taxes	(403)	247	850	1,131	1,414	1,698
Provision (Benefit) for Income Taxes - 40%

Net Income	$(403)	$247	$850	$1,131	$1,414	$1,698

Adjustments:
Add: Depreciation	121	121	121	121	121	121
Less: Captial Expenditures	(121)	(121)	(121)	(121)	(121)	(121)
Less: Add’l Working Capital	—	—	—	—	—	—

Distributable Cash Flow	(403)	247	850	1,131	1,414	1,698
Present Value Factor	0.9245	0.7902	0.6754	0.5772	0.4934

Present Value of Distributable Cash Flow	$(373)	$195	$574	$653	$698

Total Present Value of Cash Flows (Years 1 to 5)	$1,747
Present Value of Residual Cash Flow	5,985		Residual Cash Flow			$1,698
Total Operating Value	7,732		Residual Capitalization Rate
Add: Acquisition Premium - 25%	1,933		Discount Rate			17%

Fair Value of Reporting Unit	9,665		Less: Resid Growth Rate			-3%

Add: Present Value of Amortization Tax Benefit	—	0.15	Capitalization Rate			14%
Total Fair Value of Reporting Unit	9,665		Residual Cash Flow Value			12,131

Rounded	$9,665		Present Value Factor			0.4934

			Present Value of Resid Cash Flow			5,985

Book Value of AOT Business Unit	(2,035)

(Impaired)/Not Impaired	$11,700

EBIT	(403)	247	850	1,131	1,414	1,698
EBITDA	(282)	368	971	1,252	1,535	1,819

Attachment (b)

FAS 142 TEST-DOCUMENTATION
FY2003
AST Discounted Cash Flow

	12/31/2004 Year 1	12/31/2005 Year 2	12/31/2006 Year 3	12/31/2007 Year 4	12/31/2008 Year 5	12/31/2009 Residual

Revenue	$25,199	$25,955	$26,734	$27,536	$28,362	$29,213
Operating Expenses:
Cost of Goods Sold	16,379	16,871	17,377	17,898	18,435	18,988
Depreciation	133	133	133	133	133	133
SG&A	5,065	5,166	5,270	5,375	5,483	5,592
R&D	1,083	1,105	1,127	1,149	1,172	1,196
Restructuring	—	—	—	—	—	—

Total Operating Expenses	22,660	23,275	23,906	24,556	25,223	25,909

Income from Operations	2,539	2,680	2,827	2,980	3,139	3,304
Other Income (Exp)	—	—	—	—	—	—

Earnings before Interest and Taxes	2,539	2,680	2,827	2,980	3,139	3,304
Interest Expense	—	—	—	—	—	—

Earning before Income Taxes	2,539	2,680	2,827	2,980	3,139	3,304
Provision (Benefit) for Income Taxes - 40%

Net Income	$2,539	$2,680	$2,827	$2,980	$3,139	$3,304

Adjustments:
Add: Depreciation	133	133	133	133	133	133
Less: Captial Expenditures	(133)	(133)	(133)	(133)	(133)	(133)
Less: Add’l Working Capital	—	—	—	—	—	—

Distributable Cash Flow	2,539	2,680	2,827	2,980	3,139	3,304
Present Value Factor	0.9245	0.7902	0.6754	0.5772	0.4934

Present Value of Distributable Cash Flow	$2,347	$2,118	$1,910	$1,720	$1,549

Total Present Value of Cash Flows (Years 1 to 5)	$9,644
Present Value of Residual Cash Flow	11,643		Residual Cash Flow			$3,304
Total Operating Value	21,286		Residual Capitalization Rate
Add: Acquisition Premium - 25%	5,322		Discount Rate			17%

Fair Value of Reporting Unit	26,608		Less: Resid Growth Rate			-3%

Add: Present Value of Amortization Tax Benefit	—	0.15	Capitalization Rate			14%
Total Fair Value of Reporting Unit	26,608		Residual Cash Flow Value			23,597

Rounded	$26,608		Present Value Factor			0.4934

			Present Value of Resid Cash Flow			11,643

Book Value of AST Business Unit	19,570

(Impaired)/Not Impaired	$7,038

EBIT	2,539	2,680	2,827	2,980	3,139	3,304
EBITDA	2,672	2,813	2,960	3,113	3,272	3,437

Attachment (c)

FAS 142 TEST-DOCUMENTATION
FY2004
Americas AOT Discounted Cash Flow

	12/31/2005 Year 1	12/31/2006 Year 2	12/31/2007 Year 3	12/31/2008 Year 4	12/31/2009 Year 5	12/31/2010 Residual

Revenue	$6,513	$10,443	$15,092	$24,058	$39,392	$49,163
Operating Expenses:
Cost of Goods Sold	4,277	6,858	9,911	15,799	25,868	32,285
Depreciation	324	447	567	687	807	927
SG&A	3,300	3,400	3,755	5,203	6,109	7,574
R&D	23	24	26	36	43	53
Restructuring	—	—	—	—	—	—

Total Operating Expenses	7,924	10,728	14,259	21,725	32,827	40,838

Income from Operations	(1,411)	(285)	833	2,333	6,565	8,325
Other Income (Exp)	400	641	927	1,478	2,419	3,019

Earnings before Interest and Taxes	(1,011)	356	1,760	3,811	8,985	11,344
Interest Expense	—	—	—	—	—	—

Earning before Income Taxes	(1,011)	356	1,760	3,811	8,985	11,344
Provision (Benefit) for Income Taxes - 40%	(404)	142	704	1,524	3,594	4,538

Net Income	$(607)	$214	$1,056	$2,286	$5,391	$6,806

Adjustments:
Add: Depreciation	324	447	567	687	807	927
Less: Captial Expenditures	(324)	(447)	(567)	(687)	(807)	(927)
Less: Add’l Working Capital	(269)	(1,882)	(2,039)	(3,608)	(5,533)	(3,113)

Distributable Cash Flow	(876)	(1,669)	(983)	(1,322)	(142)	3,693
Present Value Factor	0.9354	0.8185	0.7162	0.6267	0.5484

Present Value of Distributable Cash Flow	$(819)	$(1,366)	$(704)	$(828)	$(78)

Total Present Value of Cash Flows (Years 1 to 5)	$(3,796)
Present Value of Residual Cash Flow	17,954		Residual Cash Flow			$3,693
Total Operating Value	14,158		Residual Capitalization Rate
Add: Acquisition Premium - (None for DCF)			Discount Rate			14%

			Less: Resid Growth Rate			-3%
Fair Value of Reporting Unit	14,158

			Capitalization Rate			11%
Add: Present Value of Amortization Tax Benefit	1,719		Residual Cash Flow Value			32,738
Total Fair Value of Reporting Unit	15,877		Present Value Factor			0.5484

Rounded	$15,877		Present Value of Resid Cash Flow			17,954

Book Value of AOT Business Unit	97

(Impaired)/Not Impaired	$15,780

EBIT	(1,011)	356	1,760	3,811	8,985	11,344
EBITDA	(687)	803	2,327	4,498	9,792	12,271
PRODUCT GROSS MARGIN%	34.3%	34.3%	34.3%	34.3%	34.3%	34.3%
GROSS MARGIN%	29.4%	30.1%	30.6%	31.5%	32.3%	32.4%
Working Capital at 12/31/04	3,670	5,553	7,592	11,201	16,733	19,846
Adjustment to Working Capital:
Decrease DSO terms & Rev in Excess of Billings	10.0%	15.0%	17.5%	20.0%	22.5%	25.0%
Working Capital as a percent of sales change	54.9%	47.9%	43.9%	40.2%	36.1%	31.9%
Amortization of tax benefit (7 years remaining)	1,011	1,011	1,011	1,011	1,011	1,011
Tax Rate	0.4	0.4	0.4	0.4	0.4	0.4
Tax effected balance	404	404	404	404	404	404
Present Value of amortization of tax benefit	1,719

Attachment (c)

FAS 142 TEST-DOCUMENTATION
FY2004
Americas/Asia AST Discounted Cash Flow

	12/31/2005 Year 1	12/31/2006 Year 2	12/31/2007 Year 3	12/31/2008 Year 4	12/31/2009 Year 5	12/31/2010 Residual

Revenue	$9,510	$9,510	$9,510	$9,510	$9,510	$9,510
Operating Expenses:
Cost of Goods Sold	6,443	6,443	6,443	6,443	6,443	6,443
Depreciation	289	289	289	289	289	289
SG&A	641	660	680	700	721	743
R&D	282	290	299	308	317	327
Restructuring	—	—	—	—	—	—

Total Operating Expenses	7,655	7,682	7,711	7,740	7,771	7,802

Income from Operations	1,855	1,828	1,799	1,770	1,739	1,708
Other Income (Exp)	—	—	—	—	—	—

Earnings before Interest and Taxes	1,855	1,828	1,799	1,770	1,739	1,708
Interest Expense	—	—	—	—	—	—

Earning before Income Taxes	1,855	1,828	1,799	1,770	1,739	1,708
Provision (Benefit) for Income Taxes - 40%	742	731	720	708	696	683

Net Income	$1,113	$1,097	$1,079	$1,062	$1,044	$1,025

Adjustments:
Add: Depreciation	289	289	289	289	289	289
Less: Captial Expenditures	(289)	(289)	(289)	(289)	(289)	(289)
Less: Add’l Working Capital	455	—	—	—	—	—

Distributable Cash Flow	1,568	1,097	1,079	1,062	1,044	1,025
Present Value Factor	0.9437	0.8405	0.7486	0.6667	0.5938

Present Value of Distributable Cash Flow	$1,480	$922	$808	$708	$620

Total Present Value of Cash Flows (Years 1 to 5)	$4,537
Present Value of Residual Cash Flow	4,955		Residual Cash Flow			$1,025
Total Operating Value	9,492		Residual Capitalization Rate
Add: Acquisition Premium - none for DCF			Discount Rate			12%

			Less: Resid Growth Rate			0%

Fair Value of Reporting Unit	9,492
Add: Present Value of Amortization Tax Benefit	3,599		Capitalization Rate			12%
Total Fair Value of Reporting Unit	13,091		Residual Cash Flow Value			8,346

			Present Value Factor			0.5938
Rounded	$13,091

			Present Value of Resid Cash Flow			4,955

Book Value of AST Business Unit	7,760

(Impaired)/Not Impaired	$5,331

EBIT	1,855	1,828	1,799	1,770	1,739	1,708
EBITDA	2,144	2,117	2,088	2,059	2,029	1,997
PRODUCT GROSS MARGIN%	32.3%	32.3%	32.3%	32.3%	32.3%	32.3%
GROSS MARGIN%	29.2%	29.2%	29.2%	29.2%	29.2%	29.2%
Working Capital at 12/31/04	1,150	1,150	1,150	1,150	1,150	1,150
Working Capital as a percent of sales change	7.3%	0.0%	0.0%	0.0%	0.0%	0.0%
Amortization of tax benefit (7 years remaining)	1,989	1,989	1,989	1,989	1,989	1,989
Tax Rate	0.4	0.4	0.4	0.4	0.4	0.4
Tax effected balance	795.592955	795.592955	795.592955	795.592955	795.592955	795.592955
Present Value of amortization of tax benefit	3,599

Attachment (c)

FAS 142 TEST-DOCUMENTATION
FY2004
Americas/Asia Carbon & Service Discounted Cash Flow

	12/31/2005 Year 1	12/31/2006 Year 2	12/31/2007 Year 3	12/31/2008 Year 4	12/31/2009 Year 5	12/31/2010 Residual

Revenue	$170,766	$175,889	$181,166	$186,601	$192,199	$197,965
Operating Expenses:
Cost of Goods Sold	120,555	124,171	127,897	131,733	135,685	139,756
Depreciation	10,179	10,179	10,179	10,179	10,179	10,179
SG&A	17,594	17,946	18,305	18,671	19,045	19,425
R&D	2,619	2,671	2,725	2,779	2,835	2,892
Restructuring	—	—	—	—	—	—

Total Operating Expenses	150,947	154,968	159,106	163,363	167,744	172,252

Income from Operations	19,819	20,921	22,060	23,237	24,454	25,712
Other Income (Exp)	—	—	—	—	—	—

Earnings before Interest and Taxes	19,819	20,921	22,060	23,237	24,454	25,712
Interest Expense	—	—	—	—	—	—

Earning before Income Taxes	19,819	20,921	22,060	23,237	24,454	25,712
Provision (Benefit) for Income Taxes - 40%	7,927	8,368	8,824	9,295	9,782	10,285

Net Income	$11,891	$12,552	$13,236	$13,942	$14,673	$15,427

Adjustments:
Add: Depreciation	10,179	10,179	10,179	10,179	10,179	10,179
Less: Captial Expenditures	(10,179)	(10,179)	(10,179)	(10,179)	(10,179)	(10,179)
Less: Add’l Working Capital	939	(1,381)	(1,423)	(1,465)	(1,509)	(1,554)

Distributable Cash Flow	12,830	11,171	11,813	12,477	13,164	13,873
Present Value Factor	0.9437	0.8405	0.7486	0.6667	0.5938

Present Value of Distributable Cash Flow	$12,108	$9,390	$8,843	$8,318	$7,816

Total Present Value of Cash Flows (Years 1 to 5)	$46,475
Present Value of Residual Cash Flow	88,747		Residual Cash Flow			$13,873
Total Operating Value	135,222		Residual Capitalization Rate
Add: Acquisition Premium - none for DCF			Discount Rate			12%

Fair Value of Reporting Unit	135,222		Less: Resid Growth Rate			-3%

Add: Present Value of Amortization Tax Benefit	6,144		Capitalization Rate			9%
Total Fair Value of Reporting Unit	141,366		Residual Cash Flow Value			149,466

Rounded	$141,366		Present Value Factor			0.5938

			Present Value of Resid Cash Flow			88,747

Book Value of Carbon & Service Business Unit	121,387

(Impaired)/Not Impaired	$19,979

EBIT	19,819	20,921	22,060	23,237	24,454	25,712
EBITDA	29,998	31,100	32,239	33,417	34,634	35,892
PRODUCT GROSS MARGIN%	29.4%	29.4%	29.4%	29.4%	29.4%	29.4%
GROSS MARGIN%	23.4%	23.6%	23.8%	23.9%	24.1%	24.3%
Working Capital at 12/31/04	46,036	47,417	48,840	50,305	51,814	53,369
Working Capital as a percent of sales change	26.4%	27.0%	27.0%	27.0%	27.0%	27.0%
Amortization of tax benefit (14 years remaining)	3,396	3,984	3,984	3,984	3,984	3,984
Tax Rate	0.4	0.4	0.4	0.4	0.4	0.4
Tax effected balance	1,358	1,594	1,594	1,594	1,594	1,594
Present Value of amortization of tax benefit	6,144

Attachment (c)

FAS 142 TEST-DOCUMENTATION
FY2004
Europe Carbon & Service Discounted Cash Flow

	12/31/2005 Year 1	12/31/2006 Year 2	12/31/2007 Year 3	12/31/2008 Year 4	12/31/2009 Year 5	12/31/2010 Residual

Revenue	$79,054	$81,426	$83,868	$86,384	$88,976	$91,645
Operating Expenses:
Cost of Goods Sold	53,828	55,442	57,106	58,819	60,583	62,401
Depreciation	6,031	6,031	6,031	6,031	6,031	6,031
SG&A	10,558	10,769	10,984	11,204	11,428	11,657
R&D	197	201	205	210	214	218
Restructuring	—	—	—	—	—	—

Total Operating Expenses	70,613	72,443	74,326	76,263	78,256	80,306

Income from Operations	8,441	8,982	9,542	10,121	10,720	11,339
Other Income (Exp)	—	—	—	—	—	—

Earnings before Interest and Taxes	8,441	8,982	9,542	10,121	10,720	11,339
Interest Expense	—	—	—	—	—	—

Earning before Income Taxes	8,441	8,982	9,542	10,121	10,720	11,339
Provision (Benefit) for Income Taxes - 40%	3,376	3,593	3,817	4,049	4,288	4,536

Net Income	$5,064	$5,389	$5,725	$6,073	$6,432	$6,803

Adjustments:
Add: Depreciation	6,031	6,031	6,031	6,031	6,031	6,031
Less: Captial Expenditures	(6,031)	(6,031)	(6,031)	(6,031)	(6,031)	(6,031)
Less: Add’l Working Capital	(2,174)	(590)	(607)	(625)	(644)	(664)

Distributable Cash Flow	2,890	4,800	5,118	5,447	5,788	6,140
Present Value Factor	0.9437	0.8405	0.7486	0.6667	0.5938

Present Value of Distributable Cash Flow	$2,727	$4,034	$3,831	$3,632	$3,437

Total Present Value of Cash Flows (Years 1 to 5)	$17,661
Present Value of Residual Cash Flow	39,278		Residual Cash Flow			$6,140
Total Operating Value	56,939		Residual Capitalization Rate
Add: Acquisition Premium - none for DCF			Discount Rate			12%

Fair Value of Reporting Unit	56,939		Less: Resid Growth Rate			-3%

Add: Present Value of Amortization Tax Benefit	823		Capitalization Rate			9%
Total Fair Value of Reporting Unit	57,762		Residual Cash Flow Value			66,151

Rounded	$57,762		Present Value Factor			0.5938

			Present Value of Resid Cash Flow			39,278

Book Value of Carbon & Service Business Unit	48,335

(Impaired)/Not Impaired	$9,427

EBIT	8,441	8,982	9,542	10,121	10,720	11,339
EBITDA	14,471	15,013	15,573	16,152	16,751	17,370
PRODUCT GROSS MARGIN%	31.9%	31.9%	31.9%	31.9%	31.9%	31.9%
GROSS MARGIN%	24.3%	24.5%	24.7%	24.9%	25.1%	25.3%
Working Capital at 12/31/04	19,651	20,240	20,847	21,473	22,117	22,780
Working Capital as a percent of sales change	27.6%	24.9%	24.9%	24.9%	24.9%	24.9%
Amortization of tax benefit (14 years remaining)	455	455	455	455	455	455
Tax Rate	0.4	0.4	0.4	0.4	0.4	0.4
Tax effected balance	182	182	182	182	182	182
Present Value of amortization of tax benefit	823

Attachment (c)

FAS 142 TEST-DOCUMENTATION
FY2004
Americas Solvent Recovery  Discounted Cash Flow

	12/31/2005 Year 1	12/31/2006 Year 2	12/31/2007 Year 3	12/31/2008 Year 4	12/31/2009 Year 5	12/31/2010 Residual

Revenue	$9,099	$9,372	$9,653	$9,943	$10,241	$10,548
Operating Expenses:
Cost of Goods Sold	6,580	6,777	6,981	7,190	7,406	7,628
Depreciation	121	121	121	121	121	121
SG&A	1,359	1,386	1,414	1,442	1,471	1,500
R&D	10	10	10	11	11	11
Restructuring	—	—	—	—	—	—

Total Operating Expenses	8,070	8,295	8,526	8,764	9,009	9,261

Income from Operations	1,029	1,077	1,127	1,179	1,232	1,288
Other Income (Exp)	—	—	—	—	—	—

Earnings before Interest and Taxes	1,029	1,077	1,127	1,179	1,232	1,288
Interest Expense	—	—	—	—	—	—

Earning before Income Taxes	1,029	1,077	1,127	1,179	1,232	1,288
Provision (Benefit) for Income Taxes - 40%	412	431	451	472	493	515

Net Income	$617	$646	$676	$707	$739	$773

Adjustments:
Add: Depreciation	121	121	121	121	121	121
Less: Captial Expenditures	(121)	(121)	(121)	(121)	(121)	(121)
Less: Add’l Working Capital	1,206	(126)	(129)	(133)	(137)	(141)

Distributable Cash Flow	1,824	521	547	574	602	631
Present Value Factor	0.9437	0.8405	0.7486	0.6667	0.5938

Present Value of Distributable Cash Flow	$1,721	$438	$409	$383	$357

Total Present Value of Cash Flows (Years 1 to 5)	$3,308
Present Value of Residual Cash Flow	4,037		Residual Cash Flow			$631
Total Operating Value	7,345		Residual Capitalization Rate
Add: Acquisition Premium - none for DCF			Discount Rate			12%

Fair Value of Reporting Unit	7,345		Less: Resid Growth Rate			-3%

Add: Present Value of Amortization Tax Benefit	121		Capitalization Rate			9%
Total Fair Value of Reporting Unit	7,466		Residual Cash Flow Value			6,800

Rounded	$7,466		Present Value Factor			0.5938

			Present Value of Resid Cash Flow			4,037

Book Value of AST Business Unit	4,645

(Impaired)/Not Impaired	$2,821

EBIT	1,029	1,077	1,127	1,179	1,232	1,288
EBITDA	1,150	1,198	1,248	1,300	1,353	1,409
PRODUCT GROSS MARGIN%	27.7%	27.7%	27.7%	27.7%	27.7%	27.7%
GROSS MARGIN%	26.4%	26.4%	26.4%	26.5%	26.5%	26.5%
Working Capital at 12/31/04	4,190	4,316	4,446	4,579	4,716	4,858
Working Capital as a percent of sales change	32.8%	46.1%	46.1%	46.1%	46.1%	46.1%
Amortization of tax benefit (14 years remaining)	67	67	67	67	67	67
Tax Rate	0.4	0.4	0.4	0.4	0.4	0.4
Tax effected balance	27	27	27	27	27	27
Present Value of amortization of tax benefit	121

Attachment (d)

Calgon Carbon Corporation
Financial Covenant Ratios

Fixed Charge Ratio	Projected

	3/31/2006	6/30/2006	9/30/2006	12/31/2006

Consolidated EBITDA:
Consolidated EBIT	646	702	4,897	10,523
Add:
Consolidated Depreciation Expense	19,223	18,427	17,891	17,715
Consolidated Amortization Expense	1,881	1,816	1,777	1,684

Total Consolidated EBITDA (A)	21,750	20,945	24,565	29,922

Consolidated Cash Outlays:
Consolidated Interest Expense (A)	4,501	4,579	4,591	4,532
Cash Income Taxes paid	508	491	559	739
Principal Payments	105	20	—	—
Capital Expenditures	11,996	10,760	12,570	14,000
Dividends	2,378	1,190	—	—

Total Consolidated Cash Outlays (B)	19,488	17,040	17,720	19,271

Fixed Charges Ratio (A)/(B) (Min 1.1)	1.12	1.23	1.39	1.55

Sensitivity - EBITDA room	313	2,201	5,073	8,724
Sensitivity - Cash Outlays room	284	2,000	4,612	7,931

Attachment (d)

Calgon Carbon Corporation
Financial Covenant Ratios	Includes Sale of Divestitures (18 million)

Leverage Ratio (Pricing Grid)

	Projected

	3/31/2006	6/30/2006	9/30/2006	12/31/2006

Consolidated Total Debt:
Indebtedness:
Add:
Indebtedness for Borrowed Money (US Credit Facility)	66,980	60,940	69,218	70,167
BBL Europe Credit Facility	—	—
China Line of Credit	—	—	—	0
Bonds, Notes, Debentures	2,925	2,925	2,925	2,925
Deferred Purchase Price of Capital Assets per GAAP	—
US Letters of Credit (without duplication)	10,500	10,500	10,500	10,500
Foreign Bank Guarantees (without duplication)	2,800	2,800	2,800	2,800
All obligations for Banker’s Acceptances	—	—	—
2nd Party Indebtedness secured by property	—	—	—
Capitalized Lease Obligations	20	—	—	—
Present Value of Synthetic Leases	—	—	—
Net obligations under Hedge Agreements	—	—	—
Full Recourse A/R, Notes, etc.	—	—	—
Redeemable Stock	—	—	—
Guaranty Obligations	—	—	—
Subtract:
Consolidated Cash	5,765	5,071	4,487	7,776

Total Consolidated Debt (A)	77,460	72,094	80,956	78,616

Consolidated EBITDA:
Consolidated EBIT	646	702	4,897	10,523
Add:
Consolidated Depreciation Expense	19,223	18,427	17,891	17,715
Consolidated Amortization Expense	1,881	1,816	1,777	1,684

Total Consolidated EBITDA (B)	21,750	20,945	24,565	29,922

Leverage Ratio (A) / (B)	3.56	3.44	3.30	2.63

	21,750	20,945	25,000	25,000
			3.238	3.145
Sensitivity - EBITDA room (3.25)	(2,084)	(1,238)	(344)	5,732
Sensitivity - EBITDA room (3.50)	(382)	346	1,435	7,460
Sensitivity - EBITDA room (3.75)	1,094	1,719	2,977	8,958
Sensitivity - EBITDA room (4.00)	2,385	2,921	4,326	10,268
Sensitivity - Consolidated Debt room (3.25)	(6,774)	(4,024)	(1,119)	18,631
Sensitivity - Consolidated Debt room (3.50)	(1,336)	1,212	5,022	26,111
Sensitivity - Consolidated Debt room (3.75)	4,101	6,448	11,163	33,592
Sensitivity - Consolidated Debt room (4.00)	9,538	11,684	17,304	41,072

Attachment (d)

Calgon Carbon Corporation
Financial Covenant Ratios

	Projected

Minimum Net Worth	3/31/2006	6/30/2006	9/30/2006	12/31/2006

Net Worth
Shareholder’s Equity Balance Sheet	164,991	168,327	169,845	171,546
Total Net Worth @ $145,685,000 2/18/04	145,685	145,685	145,685	145,685
Net Income
Net Income: to the extent a positive number (each quarter after)	9,065	12,168	13,450	14,993
Total Net Income @ 50% forward	4,533	6,084	6,725	7,497

Over (Under-Fail)	14,774	16,558	17,435	18,365

Attachment (d)

Calgon Carbon Corporation
Financial Covenant Ratios

	Projected

Asset Coverage Ratio	3/31/2006	6/30/2006	9/30/2006	12/31/2006

Coverage Assets
Add:
Accounts Receivable (85%) Balance Sheet	46,750	47,360	44,712	43,021
Inventory (50%) Balance Sheet	32,500	31,065	31,854	31,617
Net Property, Plant & Equipment (50%) Balance Sheet	50,088	49,135	49,204	49,688

Total Coverage Assets (A)	129,338	127,560	125,769	124,326

Consolidated Total Debt
Consolidated Total Debt (B)	77,460	72,094	80,956	78,616

Asset Coverage Ratio (A) / (B) Min 1.25	1.67	1.77	1.55	1.58

Sensitivity - Asset Room	32,513	37,443	24,574	26,056

Sensitivity - Debt Room	26,010	29,954	19,659	20,844

Attachment (e)

Calgon Carbon Corporation
Financial Covenant Ratios

Asset Coverage Ratio	3/31/2006

Coverage Assets
Add:
Accounts Receivable (85%) Balance Sheet	49,235
Inventory (50%) Balance Sheet	34,787
Net Property, Plant & Equipment (50%) Balance Sheet	54,002

Total Coverage Assets (A)	138,024

Consolidated Total Debt
Consolidated Total Debt (B)	79,830

Asset Coverage Ratio (A) / (B) Min 1.25	1.73

Sensitivity - Asset Room	38,236
Sensitivity - Debt Room	30,589

Attachment (e)

Calgon Carbon Corporation
Financial Covenant Ratios

Leverage Ratio (Pricing Grid)	3/31/2006

Consolidated Total Debt:
Indebtedness:
Add:
Indebtedness for Borrowed Money (US Credit Facility)	68,574
BBL Europe Credit Facility	0
China Line of Credit	0
Bonds, Notes, Debentures	4,925
Deferred Purchase Price of Capital Assets per GAAP	0
US Letters of Credit (without duplication)	4,923
Foreign Bank Guarantees (without duplication)	5,755
All obligations for Banker’s Acceptances	0
2nd Party Indebtedness secured by property	0
Capitalized Lease Obligations	36
Present Value of Synthetic Leases	0
Net obligations under Hedge Agreements	0
Full Recourse A/R, Notes, etc.	0
Redeemable Stock	0
Guaranty Obligations	0
Subtract:
Consolidated Cash	4,383

Total Consolidated Debt (A)	79,830

Consolidated EBITDA:
Consolidated EBIT	(479)
Add:
Consolidated Depreciation Expense	19,127
Consolidated Amortization Expense	1,920

Total Consolidated EBITDA (B)	20,568

Leverage Ratio (Max 4.00) (A) / (B)	3.88

Sensitivity - EBITDA room (3.25)	(3,995)
Sensitivity - EBITDA room (3.50)	(2,241)
Sensitivity - EBITDA room (3.75)	(720)
Sensitivity - EBITDA room (4.00)	611
Sensitivity - Consolidated Debt room (3.25)	(12,984)
Sensitivity - Consolidated Debt room (3.50)	(7,842)
Sensitivity - Consolidated Debt room (3.75)	(2,700)
Sensitivity - Consolidated Debt room (4.00)	2,442

Attachment (e)

Calgon Carbon Corporation
Financial Covenant Ratios

Fixed Charge Ratio	3/31/2006

Consolidated EBITDA:
Consolidated EBIT	(479)
Add:
Consolidated Depreciation Expense	19,127
Consolidated Amortization Expense	1,920

Total Consolidated EBITDA (A)	20,568

Consolidated Cash Outlays:
Consolidated Interest Expense (A)	4,749
Cash Income Taxes paid	326
Principal Payments	89
Capital Expenditures	12,498
Dividends	2,378

Total Consolidated Cash Outlays (B)	20,040

Fixed Charges Ratio (A)/(B) (Min 1.10)	1.03

Sensitivity - EBITDA room	(1,476)
Sensitivity - Cash Outlays room	(1,342)

Attachment (e)

Calgon Carbon Corporation
Financial Covenant Ratios

Minimum Net Worth	3/31/2006

Net Worth
Shareholder’s Equity Balance Sheet	151,317
Total Net Worth @ $146,000,000	146,000
Net Income
Net Income: to the extent a positive number	0
Total Net Income @ 50% forward	0

Over (Under-Fail)	5,317

Attachment (f)

Calgon Carbon Corporation and Subsidiaries
Operating Loss Expirations
12/31/2006 - 3rd Qtr

All Operations

Jurisdication	Return Type	Carryfwd	2003	2004	2005	2006	2007	2008	2009	2010	2011

Federal	Cons.	20
Massachusetts	Separate	5		(130,576)	(132,573)	(57,012)	(56,349)	(65,930)	(35,163)	(147,078)
Kentucky	Separate	20
Louisiana	Separate	15
Mississippi	Separate	20
New Jersey	Separate	7			(159,056)	(221,614)	(176,188)	(56,425)	(148,116)		(76,014)
New York	Separate	20
Ohio	Separate	20
Pennsylvania	Separate	20
Texas	Separate	5		(622,108)	(536,272)		(48,919)	(283,412)	(349,395)	(1,503,725)
West Virginia	Separate	20
Other				(51,869)	(61,026)	(6,360)	(14,135)	(27,822)	(22,464)	(180,154)
State Total			0	(804,553)	(888,927)	(284,986)	(295,591)	(433,589)	(555,138)	(1,830,957)	(76,014)

Grand Total			0	(804,553)	(888,927)	(284,986)	(295,591)	(433,589)	(555,138)	(1,830,957)	(76,014)

Jurisdication	Return Type	Carryfwd	2012	2013	2014	2015	2016	2017	2018	2019	2020

Federal	Cons.	20								(402,280)	(6,964,416)
Massachusetts	Separate	5					0
Kentucky	Separate	20							(1,790,420)		(1,424,155)
Louisiana	Separate	15		(120,865)	(209,809)	(102,054)	(26,554)	(47,664)	(120,344)	(170,028)	(521,283)
Mississippi	Separate	20			(7,496,918)					(8,082,493)	(6,337,689)
New Jersey	Separate	7	(362,078)
New York	Separate	20							(168,820)	(168,760)	(91,925)
Ohio	Separate	20							0	(195,519)	(3,103)
Pennsylvania	Separate	20							(2,351,357)	(2,056,272)	(1,752,110)
Texas	Separate	5
West Virginia	Separate	20								(100,490)	(270,916)
Other				(31,670)	(191,406)	(171,919)	(22,045)	(56,171)	(678,674)	(694,048)	(1,262,865)
State Total			(362,078)	(152,535)	(7,898,133)	(273,973)	(48,599)	(103,835)	(5,109,615)	(11,467,610)	(11,664,046)

Grand Total			(362,078)	(152,535)	(7,898,133)	(273,973)	(48,599)	(103,835)	(5,109,615)	(11,869,890)	(18,628,462)

Jurisdication	Return Type	Carryfwd	2021	2022	2023	2024	2025	Total	Tax Rate	Tax Benefit

Federal	Cons.	20			(621,750)		(14,035,487)	(22,023,933)	0.35	(7,708,377)
Massachusetts	Separate	5						(624,681)
Kentucky	Separate	20	(76,111)	(340,187)	(1,277,493)	(1,012,458)	(2,864,172)	(8,784,996)
Louisiana	Separate	15						(1,318,601)
Mississippi	Separate	20	(24,781)	(241,162)	(635,870)	(408,134)	(1,681,941)	(24,908,988)
New Jersey	Separate	7						(1,199,491)
New York	Separate	20		(31,355)	(102,205)	(121,953)	(384,886)	(1,069,904)
Ohio	Separate	20			(267,528)	(495,189)	(1,337,952)	(2,299,291)
Pennsylvania	Separate	20	(472,788)	(884,604)	(1,855,097)	(1,385,536)	(4,265,908)	(15,023,672)
Texas	Separate	5						(3,343,831)
West Virginia	Separate	20	(41,866)	(186,949)	(265,855)	(200,649)	(617,777)	(1,684,502)
Other			(99,464)	(168,678)	(334,062)	(221,346)	(1,228,488)	(5,524,666)
State Total			(715,010)	(1,852,935)	(4,738,110)	(3,845,265)	(12,381,124)	(65,782,623)	0.067/.65	(2,864,833)

Grand Total			(715,010)	(1,852,935)	(5,359,860)	(3,845,265)	(26,416,611)	(87,806,556)

Summary

2003		2015	273,973
2004	804,553	2016	48,599
2005	888,927	2017	103,835
2006	284,986	2018	5,109,615
2007	295,591	2019	11,869,890
2008	433,589	2020	18,628,462
2009	555,138	2021	715,010
2010	1,830,957	2022	1,852,935
2011	76,014	2023	5,359,860
2012	362,078	2024	3,845,265
2013	152,535	2025	26,416,611
2014	7,898,133

		Subtotal	87,806,556

Valuation Allowance Summary

1994 Mississippi NOL	(7,496,918)
Ohio NOL’s (due to law change)	(919,716)
2003 Expired State NOL’s	0
2004 Expiring State NOL’s	(804,553)
2005 Expiring State NOL’s	(888,927)
2006 Expiring State NOL’s	(284,986)
2007 Expiring State NOL’s	(295,591)
2008 Expiring State NOL’s	(433,589)
2009 Expiring State NOL’s	(555,138)
2010 Expiring State NOL’s	(1,830,957)

Total	(13,510,375)
Effective State Rate	6.70%

Valuation Allowance	(905,195)
65%

Tax (Expense) / Benefit	(588,377)
U. S. Federal NOLs	(1,338,326)
UK water link acquistion of NOLs	(1,455,678)

(3,382,381)

Calgon Carbon Corporation	Attachment (g)
NOL Utilization as of 6/30/2006

					Worldwide

Utilization of the NOL	US		German		NOL	Tax Effected

Sale of Bodenfelde	11,607,000		9,724,897		21,331,897
NOL Tax Effected		4,062,450		3,657,534		7,719,984
Hurricane Katrina Gain on Insurance Settlement	8,072,000

Gain Tax Effected		2,825,200
2006 NOL Utilization	19,679,000

Calgon Carbon Corporation	Attachment (h)
Recoverability of Net Deferred Assets

	2003	2004	2005

NET INCOME	$4,485,000	$5,888,000	$(7,416,000)

PERMANENT DIFFERENCES:
Meals & Entertainment	213,550	304,610	276,275
Gmbh Partnership Permanent Items	15,653	16,165	14,293
Non Deductible Dues	8,711	8,711	10,946
Officer Life Insurance	3,609	3,609
Foreign Dividend			253,857
Dividend Repatriation-Disallowed Exp			7,391
Dividend Repatriation- Withholding			74,375
Dividend Repatriation (Net of DRD)			846,391
Penalties and Fines	113	214	12,784
China Royalty	16,667	16,667	16,667
CFE Equity Interest
ETI Benefit	(2,100,000)	(2,885,071)	(1,158,703)

TOTAL PERMANENT DIFFERENCES	$(1,841,697)	$(2,535,095)	$354,276

NON-RECURRING ITEMS
CFO Severance	$1,825,000
BSC Integration Expenses		1,100,000
Sutcliffe Speakman Loan – loss on foreign exchange		600,000
PRP Insurance Deductible			1,000,000
Pension Curtailment			818,000
Restructuring	500,000		4,274,389
UV Patent Legal Fees			3,900,000
Discontinued Operations			(4,726,370)

TOTAL NON-RECURRING ITEMS	2,325,000	1,700,000	5,266,019

Net Income	$4,485,000	$5,888,000	$(7,416,000)
Permanent Items	(1,841,697)	(2,535,095)	354,276
Non-Recurring Items	2,325,000	1,700,000	5,266,019

Income After Add-Backs	$4,968,303	$5,052,905	$(1,795,705)

Total 3 Year Cumulative Income			$8,225,503

Attachment (i)

Calgon Carbon Corporation and Subsidiaries
Consolidated Analysis of Tax Reserve Exposure Items
Ending Balances for 2003 thru 6/30/2006

			Ending Balance 12/31/02	Increase/ (Decrease)		Ending Balance 12/31/2003	Increase/ (Decrease)		Ending Balance 12/31/2004	Increase/ (Decrease)

Company		Description

Federal Income Taxes
	(1)	956 exposure on Canadian Controlled Foreign Corporation (CFC)	$2,670,927	$2,287,795	(a)	$4,958,722	$(2,379,725	)(e)	$2,578,997	$—
	(2)	Subpart F exposure on the Controlled Foreign Corporation (CFC)	59,500			59,500	(59,500	)(c)
	(3)	Transfer pricing policies	1,547,000			1,547,000	(1,455,099	)(c)	91,901
	(4)	Additional tax gain taken on Brilon-Wald facility	2,228,870			2,228,870	(262,680	)(d)	1,966,190	(1,877,712	)(d)
	(5)	ETI TxT Calc. (Vertical vs. Horizontal)					998,069	(5)	998,069	(279,672	)(c)
	(6)	China pressroom know how					91,875	(6)	91,875
	(7)	Research and Development Credits		595,000	(7)	595,000	(60,714	)(c)	534,286
	(8)	Reserves not taken as schedule M’s on GmbH	59,500			59,500	(59,500	)(c)
	(9)	China asset gain	238,000			238,000	(238,000	)(c)
	(10)	263A for Inventory	238,000			238,000	(220,150	)(c)	17,850
	(11)	Fixed assets (book basis 265k, tax basis 289k)	119,000			119,000	(40,250	)(c)	78,750
	(12)	Capital Loss Carryforward		78,659	(12)	78,659	(16,936	)(c)	61,723
	(13)	Fixed assets (book basis 36k, tax basis 53k)	29,750			29,750	49,000	(13)	78,750
	(14)	Related party interest					380,959	(14)	380,959

			7,190,547	2,961,454		10,152,001	(3,272,651)		6,879,350	(2,157,384)

State / Provincial Income Taxes
	(15)	Mississippi separate accounting / NOL	714,000			714,000	(714,000	)(c)
	(16)	New York intercompany charges / NOL	11,900			11,900	(11,900	)(c)
	(17)	Michigan return errors / NOL	29,750			29,750	(29,750	)(c)
	(18)	Ohio return errors / NOL	29,750			29,750	(29,750	)(c)
	(19)	Separate state returns - MBFC financing	29,750	89,250	(b)	119,000	(119,000	)(f)
	(20)	Intercompany transaction and state nexus reserve	11,900			11,900	3,850	(f)	15,750

			827,050	89,250		916,300	(900,550)		15,750	—

Totals			$8,017,597	$3,050,704		$11,068,301	$(4,173,201)		$6,895,100	$(2,157,384)

			Ending Balance 9/30/2005	Ending Balance 12/31/2005	Ending Balance 6/30/2006

Company		Description

Federal Income Taxes
	(1)	956 exposure on Canadian Controlled Foreign Corporation (CFC)	$2,578,997	$2,578,997	$2,578,997
	(2)	Subpart F exposure on the Controlled Foreign Corporation (CFC)
	(3)	Transfer pricing policies	91,901	91,901	91,901
	(4)	Additional tax gain taken on Brilon-Wald facility	88,478	88,478	88,478
	(5)	ETI TxT Calc. (Vertical vs. Horizontal)	718,397	718,397	718,397
	(6)	China pressroom know how	91,875	91,875	91,875
	(7)	Research and Development Credits	534,286	534,286	534,286
	(8)	Reserves not taken as schedule M’s on GmbH
	(9)	China asset gain
	(10)	263A for Inventory	17,850	17,850	17,850
	(11)	Fixed assets (book basis 265k, tax basis 289k)	78,750	78,750	78,750
	(12)	Capital Loss Carryforward	61,723	61,723	61,723
	(13)	Fixed assets (book basis 36k, tax basis 53k)	78,750	78,750	78,750
	(14)	Related party interest	380,959	380,959	380,959

			4,721,966	4,721,966	4,721,966

State / Provincial Income Taxes
	(15)	Mississippi separate accounting / NOL
	(16)	New York intercompany charges / NOL
	(17)	Michigan return errors / NOL
	(18)	Ohio return errors / NOL
	(19)	Separate state returns - MBFC financing
	(20)	Intercompany transaction and state nexus reserve	15,750	15,750	15,750

			15,750	15,750	15,750

Totals			$4,737,716	$4,737,716	$4,737,716

(1)- Exposure due to a controlled foreign corporation (CFC) having intercompany receivables.

(2)-When a company has a deemed dividend and does not have enough earnings and profits to cover the dividend, the company is considered to be in a net receivable position. The reserve is set up to account for the tax that would be assessed on these transactions.

(3)-Exposure due to transfer pricing policies.

(4)- The tax gain on the sale of the German Brilon Wald plant was lower than the book gain, thus causing a favorable adjustment. This contributed to an increase in the calculation of an NOL. This reserve was set up until the NOLs were taken and the statutes expired against their usage.

(5)- Reserve against using an aggressive form of calculating the ETI deduction. The Company had been using the vertical calculation method through 2004, which was considered the more aggressive method calculation. The company then switched to the more conservative horizontal calculation and an accrual did not have to be increased. Decreases due to statute expirations.

(6)- Basis difference from the Company determining a value rather than having a formal valuation performed on the assets.

(7)- Reserve set up due to an aggressive utilization of credits on the federal return. The Company is waiting for the statute to expire to release the reserve.

(8)- Error computing taxable income, adjustments were not included in income for various accruals.

(9)- Calgon Carbon Corporation shipped refurbished assets to China, and there was not a formal valuation performed to assess the value. Calgon Carbon Corporation determined the value of the assets rather than a formal appraiser.

(10)- Reserve set up for not properly calculating the unicap deduction for inventory. The Company has since adopted using the unicap method of capitalizing inventory. Eventually the statute will expire for the time period of not calculating the unicap inventory properly.

(11)- Difference in book and tax basis of depreciable assets attributable to purchase accounting.

(12)- Capital loss taken on sale of prior CFO’s house attributable to purchase accounting. The treatment of the loss may be considered aggressive from a federal standpoint.

(13)- Difference in book and tax basis of depreciable assets attributable to purchase accounting.

(14)-The reserve is set up due to at one time aggressively deducting related party interest. Going forward, a more conservative treatment of related party interest has been enacted. In the future, it will not be taken as a deduction. The Company is waiting for the statute to expire.

(15)- Mississippi using separate accounting as opposed to apportionment.

(16)- Calgon Carbon Corporation was not filing a combined return in NY.

(17)- Possible computation errors on a Michigan return due to intercompany transactions and state add back modifications.

(18)-Possible computation errors on an Ohio return due to intercompany transactions and state add back modifications.

(19)- Exposure due to intercompany financing transactions. Properly reclassified as related party interest going forward.

(20)- Reserve set up for exposure on computation issues due to intercompany transactions, state nexus issues, and apportionment issues.

(a) Increase in reserve due to increase of the CFC’s intercompany receivable, thus increasing the amount of tax owed on the receivable balance if not limited by an increase in earnings and profits.

(b) Increase due to modification of state add backs for related party interest.

(c) Tax Statute Expiration

(d)This item contributed to the 1998 NOL (including recent amended returns) of $9,331,788. $8.9 million of this NOL was used in 2001 and $0.4 million was used in 2002.  Based on the NOL utilization, a portion of this exposure item was removed in 9/15/2005.

(e) Decrease due to the CFC’s earnings and profits limiting the intercompany CFC receivable that should have been deemed as income.

(f) Change in estimate due to additional transactions in the states.

Attachment (j)

CALGON CARBON CONSOLIDATED
SALES SUMMARY BY SEGMENT AND SUBSEGMENT
FOURTH QUARTER

	2005		Plan					2004
					FX	Price/ Volume	‘05 vs Plan F/(U)			FX	Price/ Volume	‘05 vs ‘04 F/(U)
	Sales	PGM %	Sales	PGM %				Sales	PGM %

Carbon	$34.5	31.6%	$34.3	38.9%	$(0.9)	$1.1	$0.2	$34.2	36.5%	$(0.8)	$1.1	$0.3
Service	26.2	37.1%	28.1	42.1%	(0.7)	(1.2)	(1.9)	27.4	47.4%	(0.6)	(0.5)	(1.2)

Carbon & Service	$60.8	34.0%	$62.5	40.3%	$(1.6)	$(0.1)	$(1.7)	$61.6	41.4%	$(1.5)	$0.6	$(0.9)

Carbon	$3.4	15.5%	$4.0	26.5%	$—	$(0.6)	$(0.6)	$4.5	31.4%	$—	$(1.1)	$(1.1)
UV	1.0	32.2%	1.6	34.1%	0.0	(0.7)	(0.6)	1.5	42.8%	(0.0)	(0.4)	(0.5)
ISEP	2.5	39.0%	3.6	25.0%	(0.2)	(1.0)	(1.1)	5.3	22.5%	(0.2)	(2.7)	(2.9)
Odor Control	1.5	26.9%	1.3	28.4%	—	0.2	0.2	1.3	19.6%	—	0.2	0.2
Solvent Recovery	1.9	36.9%	1.3	26.4%	—	0.6	0.6	3.0	19.4%	—	(1.1)	(1.1)

Equipment	$10.3	28.4%	$11.9	27.3%	$(0.1)	$(1.5)	$(1.6)	$15.6	26.2%	$(0.2)	$(5.1)	$(5.3)

Carbon Cloth	$1.6	40.5%	$3.7	43.4%	$(0.2)	$(1.9)	$(2.1)	$2.1	45.5%	$(0.1)	$(0.4)	$(0.5)
Charcoal	4.1	29.5%	3.8	35.2%	(0.4)	0.7	0.3	4.4	30.9%	(0.4)	0.2	(0.2)
Home Products	1.3	25.9%	2.3	35.2%	—	(1.0)	(1.0)	1.5	39.7%	—	(0.2)	(0.2)

Consumer	$7.1	31.4%	$9.9	38.3%	$(0.5)	$(2.2)	$(2.8)	$8.0	36.4%	$(0.5)	$(0.4)	$(0.9)

CCC CONSOLIDATED	$78.1	33.0%	$84.2	38.3%	$(2.3)	$(3.8)	$(6.1)	$85.2	38.1%	$(2.2)	$(4.8)	$(7.1)

Attachment (j)

AMERICAS SALES SUMMARY BY SEGMENT AND SUBSEGMENT
FOURTH QUARTER

	2005		Plan				‘05 vs Plan F/(U)	2004
					FX	Price/ Volume					Price/ Volume	‘05 vs ‘04 F/(U)
	Sales	PGM %	Sales	PGM %				Sales	PGM %	FX

Carbon	$20.5	29.1%	$19.3	38.2%	$0.1	$1.1	$1.2	$20.7	35.7%	$0.0	$(0.3)	$(0.3)
Service	18.1	30.6%	18.7	41.4%	0.1	(0.7)	(0.6)	19.2	42.8%	0.0	(1.2)	(1.1)

Carbon & Service	$38.5	29.8%	$38.0	39.8%	$0.2	$0.4	$0.6	$39.9	39.1%	$0.0	$(1.4)	$(1.4)

Carbon	3.4	15.5%	4.0	26.5%	—	(0.6)	(0.6)	4.5	31.3%	—	(1.1)	(1.1)
UV	1.0	32.2%	1.6	34.1%	0.0	(0.7)	(0.6)	1.5	42.8%	(0.0)	(0.4)	(0.5)
ISEP	0.7	13.8%	0.7	31.8%	—	(0.0)	(0.0)	3.1	19.0%	—	(2.4)	(2.4)
Odor Control	1.5	26.9%	1.3	28.4%	—	0.2	0.2	1.3	19.6%	—	0.2	0.2
Solvent Recovery	1.9	36.9%	1.3	26.4%	—	0.6	0.6	3.0	19.4%	—	(1.1)	(1.1)

Equipment	$8.5	24.1%	$9.0	28.6%	$0.0	$(0.5)	$(0.5)	$13.4	25.9%	$(0.0)	$(4.8)	$(4.9)

Carbon Cloth	0.1	73.8%	0.3	50.2%	—	(0.2)	(0.2)	0.1	65.6%	—	0.0	0.0
Home Products	1.3	25.9%	2.3	35.2%	—	(1.0)	(1.0)	1.5	39.7%	—	(0.2)	(0.2)

Consumer	$1.4	29.2%	$2.6	36.7%	$—	$(1.2)	$(1.2)	$1.6	41.2%	$—	$(0.2)	$(0.2)

AMERICAS TOTAL	$48.5	28.8%	$49.5	37.6%	$0.2	$(1.2)	$(1.1)	$54.9	36.0%	$(0.0)	$(6.5)	$(6.5)

Attachment (j)

EUROPE SALES SUMMARY BY SEGMENT AND SUBSEGMENT
FOURTH QUARTER

	2005		Plan					2004
					FX	Price/ Volume	‘05 vs Plan F/(U)			FX	Price/ Volume	‘05 vs ‘04 F/(U)
	Sales	PGM %	Sales	PGM %				Sales	PGM %

Carbon	$10.0	34.7%	$11.4	38.7%	$(1.0)	$(0.4)	$(1.4)	$10.3	36.8%	$(0.9)	$0.5	$(0.3)
Service	8.1	51.5%	9.4	43.3%	(0.8)	(0.4)	(1.2)	8.2	58.1%	(0.6)	0.6	(0.0)

Carbon & Service	$18.1	42.3%	$20.7	40.8%	$(1.8)	$(0.8)	$(2.6)	$18.5	46.2%	$(1.5)	$1.2	$(0.3)

Carbon	—	0.0%	—	0.0%	—	—	—	—	0.0%	—	—	—
ISEP	1.5	45.6%	2.2	19.2%	(0.2)	(0.6)	(0.7)	1.7	32.2%	(0.2)	(0.0)	(0.2)
Solvent Recovery	—	0.0%	—	0.0%	—	—	—	—	0.0%	—	—	—

Equipment	$1.5	45.6%	$2.2	19.2%	$(0.2)	$(0.6)	$(0.7)	$1.7	32.2%	$(0.2)	$(0.0)	$(0.2)

Carbon Cloth	1.5	38.4%	3.5	42.9%	(0.2)	(1.7)	(1.9)	2.0	44.6%	(0.1)	(0.4)	(0.5)
Charcoal	4.1	29.5%	3.8	35.2%	(0.4)	0.7	0.3	4.4	30.9%	(0.4)	0.2	(0.2)

Consumer	$5.7	31.9%	$7.3	38.8%	$(0.5)	$(1.1)	$(1.6)	$6.4	35.2%	$(0.5)	$(0.2)	$(0.7)

EUROPE TOTAL	$25.3	40.2%	$30.2	38.8%	$(2.5)	$(2.4)	$(4.9)	$26.5	42.7%	$(2.2)	$1.0	$(1.2)

Attachment (j)

ASIA SALES SUMMARY BY SEGMENT AND SUBSEGMENT
FOURTH QUARTER

	2005		Plan					2004
						Price/ Volume	‘05 vs Plan F/(U)			FX	Price/ Volume	‘05 vs ‘04 F/(U)
	Sales	PGM %	Sales	PGM %	FX			Sales	PGM %

Asia	$2.2	46.1%	$2.8	44.9%	$—	(0.6)	$(0.6)	$1.3	39.1%	$—	$0.9	$0.9
CMCC	1.8	24.6%	0.9	37.0%	—	0.9	0.9	1.9	42.3%	—	(0.1)	(0.1)
Service	0.0	71.8%	0.1	63.1%	—	(0.1)	(0.1)	0.0	67.7%	—	0.0	0.0

Carbon & Service	$4.1	36.6%	$3.8	43.4%	$—	$0.3	$0.3	$3.2	41.2%	$—	$0.9	$0.9

Carbon	$(0.0)	0.0%	$—	0.0%		$(0.0)	$(0.0)	$0.0	56.3%		$(0.0)	$(0.0)
ISEP	0.3	65.7%	0.7	36.1%		(0.4)	(0.4)	0.5	12.1%		(0.2)	(0.2)
Solvent Recovery	—	0.0%	—	0.0%	—	—	—	—	0.0%	—	—	—

Equipment	$0.3	61.8%	$0.7	36.1%	$—	$(0.4)	$(0.4)	$0.5	13.4%	$—	$(0.2)	$(0.2)

ASIA TOTAL	$4.4	38.2%	$4.5	42.3%	$—	$(0.1)	$(0.1)	$3.7	37.3%	$—	$0.6	$0.6

Attachment (j)

PGM RECONCILIATION - 4Q ACTUAL vs. PLAN
Global Cap Variance and Consumer + Americas Carbon, Service, and Equipment
Largely Contributed to Quarter Margin Shortfall vs. Plan

	Americas	Asia	Europe	Consolidated

4Q 2005 Actual PGM%	28.8%	38.2%	40.2%	33.0%

4Q 2005 Actual PGM $	$13,956	$1,667	$10,163	$25,786

4Q 2005 Plan PGM%	37.6%	42.3%	38.8%	38.3%

4Q 2005 Plan PGM $	$18,623	$1,905	$11,710	$32,238

Actual vs Plan PGM Variance	$(4,667)	$(238)	$(1,547)	$(6,452)

Profit in Inventory CMCC	—	(291)	—	(291)
CMCC Volume	—	347	—	347
Cap Variance	(1,764)	—	(431)	(2,195)
Equipment	(412)	(82)	325	(169)
Carbon/Service Price/Mix	(1,136)	(318)	832	(622)
Carbon/Service Product Volume	689	125	(352)	462
Carbon/Service Freight	(186)	—	—	(186)
Mesa Consolidated Water	(96)	—	—	(96)
Media Sales	(156)	—	—	(156)
Consumer Volume	(470)	—	(514)	(984)
Consumer Mix	—	—	(440)	(440)
FX Impact on US Sourced Product	—	—	(967)	(967)
Other	(1,136)	(19)	—	(1,155)

PGM Variance Fav/(Unfav)	$(4,667)	$(238)	$(1,547)	$(6,452)

Attachment (j)

PGM RECONCILIATION - Y-T-D ACTUAL vs. PLAN
Americas/Asia Carbon, Service and Cap Variance + Europe’s Consumer
Largely Contributed to Y-T-D Margin Shortfall vs. Plan

	Americas	Asia	Europe	Consolidated

Y-T-D 2005 Actual PGM%	32.6%	44.8%	36.7%	34.6%

Y-T-D 2005 Actual PGM $	$64,993	$6,395	$44,485	$115,873

Y-T-D 2005 Plan PGM%	38.2%	47.2%	36.4%	38.0%

Y-T-D 2005 Plan PGM $	$80,007	$8,050	$46,339	$134,396

Actual vs Plan PGM Variance	$(15,014)	$(1,655)	$(1,854)	$(18,523)

Profit in Inventory CMCC	—	(162)	—	(162)
CMCC Volume	—	(327)	—	(327)
Cap Variance	(5,183)	—	1,141	(4,042)
Equipment	(42)	(454)	409	(87)
Carbon/Service Price/Mix	(4,349)	(1,336)	398	(5,287)
Carbon/Service Product Volume	(2,406)	788	653	(965)
Carbon/Service Freight	1,072	—	—	1,072
Mesa Consolidated Water	(882)	—	—	(882)
Media Sales	(530)	—	—	(530)
Consumer Volume	(152)	—	(902)	(1,054)
Consumer Mix	—	—	(1,283)	(1,283)
FX Impact on US Sourced Product	—	—	(2,270)	(2,270)
Other	(2,542)	(164)	—	(2,706)

PGM Variance Fav/(Unfav)	$(15,014)	$(1,655)	$(1,854)	$(18,523)

Attachment (j)

PGM RECONCILIATION -  4Q 2005 vs. 4Q 2004
Unfavorable Americas Carbon/Service Price/Mix, Volume, Equipment, and
Global Cap Variance Result in Lower Profit Margins vs. 2004

	Americas	Asia	Europe	Consolidated

4Q 2005 Actual PGM%	28.8%	38.2%	40.2%	33.0%

4Q 2005 Actual PGM $	$13,956	$1,667	$10,163	$25,786

4Q 2004 Actual PGM%	36.0%	37.3%	42.7%	38.1%

4Q 2004 Actual PGM $	$19,745	$1,395	$11,327	$32,467

Actual vs 2004 PGM Variance	$(5,789)	$272	$(1,164)	$(6,681)

Profit in Inventory CMCC	—	(300)	—	(300)
CMCC Volume	—	(122)	—	(122)
Norit CPF Impact	—	—	—	—
Cap Variance	(1,460)	—	(1,104)	(2,564)
Equipment	(1,335)	103	619	(613)
Carbon/Service Price/Mix	(797)	(302)	(732)	(1,831)
Carbon/Service Product Volume	(1,031)	738	2,317	2,024
Carbon/Service Freight Cost	(408)	—	—	(408)
Consumer Volume	(164)	—	(77)	(241)
Consumer Mix	—	—	(250)	(250)
FX Impact on US Sourced Product	—	—	(1,937)	(1,937)
Other	(594)	155	—	(439)

PGM Variance Fav/(Unfav)	$(5,789)	$272	$(1,164)	$(6,681)

Attachment (j)

PGM RECONCILIATION -  Y-T-D 2005 vs. Y-T-D 2004
Unfavorable Americas Carbon/Service Price/Mix, Volume, Freight, and
Cap Variance Result in Lower Profit Margins vs. 2004

	Americas	Asia	Europe	Consolidated

Y-T-D 2005 Actual PGM%	32.6%	44.8%	36.7%	34.6%

Y-T-D 2005 Actual PGM $	$64,993	$6,395	$44,485	$115,873

Y-T-D 2004 Actual PGM%	37.5%	44.5%	38.2%	38.1%

Y-T-D 2004 Actual PGM $	$78,387	$7,593	$42,167	$128,147

Actual vs 2004 PGM Variance	$(13,394)	$(1,198)	$2,318	$(12,274)

Profit in Inventory CMCC	—	(499)	—	(499)
CMCC Volume	—	(553)	—	(553)
Norit CPF Impact	491	—	—	491
Cap Variance	(3,248)	—	780	(2,468)
Equipment	1,207	(1,962)	1,050	295
Carbon/Service Price/Mix	(4,640)	(802)	(2,010)	(7,452)
Carbon/Service Product Volume	(4,970)	2,620	5,376	3,026
Carbon/Service Freight Cost	(2,871)	—	—	(2,871)
Consumer Volume	550	—	1,358	1,908
Consumer Mix	—	—	(1,775)	(1,775)
FX Impact on US Sourced Product	—	—	(2,461)	(2,461)
Other	87	(2)	—	85

PGM Variance Fav/(Unfav)	$(13,394)	$(1,198)	$2,318	$(12,274)

Attachment (j)

Capitalized Variance in 2005

F / (U)

	2005 Actual		2005 Plan		2004 Actual

	4th Qtr	YTD	4th Qtr	YTD	4th Qtr	YTD

Capitalized Variance Inc/(Exp)	$(2,255)	$(2,512)	$(60)	$1,530	$309	$(44)

Pension/Benefits	328	1,701	—	—	56	(784)
Manufacturing Variance	(1,177)	(2,221)	—	376	560	1,589
Inventory Revaluation	(809)	1,494	—	1,684	(7)	(1,079)
Physical Inv Loss Accrual	(138)	(499)	(120)	(437)	(30)	(351)
Purchase Price Variance	(458)	(2,986)	60	(93)	(270)	581

Capitalized Variance Inc/(Exp)	$(2,255)	$(2,512)	$(60)	$1,530	$309	$(44)

Attachment (j)

Calgon Carbon Corporation
Operating Expense Analysis-Consolidated

	2005 Actual		2005 Plan *		2004 Actual *

	4Q	YTD	4Q	YTD	4Q	YTD

Operating Expense	$18,653	$68,195	$15,971	$62,910	$16,285	$62,114

Salaries and Indirect Labor	6,157	25,955	6,861	27,797	6,305	25,358
Benefits	3,014	10,646	2,512	10,207	2,146	8,598
Severance	153	1,329	—	—	—	226
Bonus	635	2,246	576	2,307	71	782
T&E	704	3,002	1,017	3,939	789	3,442
Insurance	700	3,883	688	2,804	464	2,336
Legal Expense	2,757	6,171	701	2,816	1,075	3,360
Outside Services	2,879	8,198	1,611	6,644	2,303	7,319
Bad Debt Expense	83	461	160	645	(125)	270
Public Company Expense	(54)	539	101	585	233	757
Exchange	—	—	306	676	236	(59)
Sutcliffe Speakman	—	—	—	—	753	2,430
Cost transfers	(1,477)	(5,928)	(1,867)	(7,555)	(1,204)	(4,720)
Other	3,102	11,694	3,305	12,045	3,239	12,013

Operating Expense	$18,653	$68,195	$15,971	$62,910	$16,285	$62,114

* Amounts converted at 2005 f/x rates

Attachment (j)

Loss on Fixed Assets & Bank Fees higher than Plan & Prior Year.

But YTD Savings vs. Prior Year in Total.

	2005 Actual		2005 Plan		2004 Actual

	4th Qtr	YTD	4th Qtr	YTD	4th Qtr	YTD

Other (Income)/Expense	$1,336	$4,058	$1,047	$3,909	$1,152	$5,284

F/X Losses on UK Intercompany Loan	—	—	—	—	—	593
Other Foreign Exchange (Gains)/Losses	(2)	139	—	—	124	409
Marsh Insurance Settlement	—	(101)	—	—	—	—
Gain on Technology Transfer to JV	—	(90)	—	—	—	—
Dept. of Army Invoices	—	(63)	—	—	—	—
Non-Income Tax Expense	85	715	250	981	112	920
Bank Fees	418	1,345	246	983	292	1,043
Royalty (Income)/Credit	(158)	(220)	(101)	(405)	(68)	(233)
Sale of Columbus Property	—	(240)	—	—	—	—
Other (Gain)/Loss on Fixed Assets	549	800	—	—	58	335
Intangible Amortization	485	1,967	568	2,210	564	2,113
Other	(41)	(194)	84	140	70	104

Other (Income)/Expense	$1,336	$4,058	$1,047	$3,909	$1,152	$5,284

Attachment (j)

Significant Improvements made with Accounts Payable.
Poor Operating Results and Other Working Capital Mgmt.
Continue To Hold Operating Cash Flow Below Plan for 4Q05

	Fourth Quarter

	2005 Act.	2005 Plan	2004 Act.

Operating Cash Flow	$3,755	$6,313	$5,342

Net income (loss)	(5,484)	1,164	922
Depreciation & Amort.	5,191	5,511	6,314
Non-Cash Curtailment Loss & Restr. Write Downs	603	—	—
(Earnings) loss in Joint Venture	1,745	(276)	(152)
Pension provisions	719	1,028	1,609
(Incr)/decr in receivables	(6,117)	3,138	(31)
(Incr)/decr in inventory	(7,113)	(3,320)	(4,330)
(Incr)/decr in other current assets	(354)	427	4,028
(Decr) in restructuring reserve	(514)	(130)	135
Incr/(decr) in A/P & accrl	16,601	(823)	622
Incr/(decr) in accr. inc. tax	142	239	(1,262)
Incr/(decr) in def. inc. tax	(2,666)	(356)	(3,253)
Other	1,002	(289)	740

Operating Cash Flow	$3,755	$6,313	$5,342

Attachment (j)

Improvements made with Accts. Payable & Other Current Assets
Poor Operating Results and Inventory Management
Continue To Hold Operating Cash Flow Below Plan as of 12/31

	Year To Date

	2005 Act.	2005 Plan	2004 Act.

Operating Cash Flow	$9,135	$33,220	$20,074

Net income (loss)	(6,343)	8,470	5,888
Depreciation & Amort.	22,062	22,759	23,126
Non-Cash Curtailment Loss & Restr. Write Downs	2,976	—	—
(Earnings) loss in Joint Venture	979	(723)	(1,000)
Pension provisions	4,046	4,696	4,580
(Incr)/decr in receivables	513	4,806	(3,469)
(Incr)/decr in inventory	(13,009)	(3,200)	(2,076)
(Incr)/decr in other current assets	2,957	(1,081)	1,410
(Decr) in restructuring reserve	(907)	(379)	(336)
Incr/(decr) in A/P & accrl	6,039	(2,583)	(1,096)
Incr/(decr) in accr. inc. tax	(1,953)	285	(1,510)
Incr/(decr) in def. inc. tax	(5,394)	(862)	(2,357)
Other	(2,831)	1,032	(3,086)

Operating Cash Flow	$9,135	$33,220	$20,074

Attachment (j)

Selected Working Capital Trends

		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec

DSO	2005	60	67	65	65	61	61	62	66	64	64	65	62
	2004	52	66	61	58	64	63	60	63	70	73	64	61
Inventory Turns	2005	4.1	3.8	3.8	3.9	4.0	4.1	4.0	3.9	3.9	3.8	3.6	3.6
	2004	3.8	3.4	3.5	3.7	3.8	4.0	4.1	4.1	4.2	4.2	4.2	4.1

Attachment (j)

Calgon Carbon Corporation
2005 Bonus Metrics
(in 000’s) USD

	Per Consolidation

	12/31/05 Actual *			12/31/05 Plan

	Americas/ Asia	Europe	CCC	Americas/ Asia	Europe	CCC

Operating Income	$(14,379)	$11,368	$(3,011)	$7,650	$11,019	$18,669

Operating Cash Flow	$(247)	$10,310	$10,062	$24,776	$8,452	$33,228

NOPAT	$(8,943)	$6,146	$(2,797)	$4,797	$6,393	$11,190
Beg. Capital Employed	$200,941	$51,530	$252,471	$194,235	$56,733	$250,968
End. Capital Employed	$190,382	$46,104	$236,485	$180,368	$58,985	$239,353
Avg. Capital Employed	$195,661	$48,817	$244,478	$187,302	$57,859	$245,161

ROIC (NOPAT/Avg. Cap. Employed)	-4.6%	12.6%	-1.1%	2.6%	11.0%	4.6%

* - December 2005 Actual Metrics have been adjusted to eliminate the impact of the Restructuring Charge and Leadership Bonus Reversals.
(a) - Capital Employed = Total Shareholders Equity plus S-T & L-T Debt.

Attachment (j)

Calgon Carbon Corporation

Segment Data - Continuing Operations:

Segment Sales

	4Q05	4Q04	YTD 2005	YTD 2004

Carbon and Service	60,767	61,626	241,934	245,500
Equipment	7,536	11,489	36,867	39,936
Consumer	2,956	3,626	12,034	10,441

Total Sales (thousands)	$71,259	$76,741	$290,835	$295,877

Segment Operating Income (loss)*	4Q05	4Q04	YTD 2005	YTD 2004

Carbon and Service	2,637	7,337	16,009	32,317
Equipment	(3,049)	(688)	(5,255)	(2,209)
Consumer	(315)	546	(302)	(98)

Total Income (Loss) from continuing operations (thousands)	$(727)	$7,195	$10,452	$30,010

*Before depreciation, amortization, and restructuring charges

Attachment (j)

CALGON CARBON  -  BUSINESS PLATFORMS
SALES AND PGM ANALYSIS BY PLATFORM
December 2005

	Current Month Actual			Current Month Plan			Variations

	SALES	PGM	PGM%	SALES	PGM	PGM%	SALES	%	PGM	%

Americas Carbon	$6,964	$1,425	20.5%	$5,502	$2,107	38.3%	$1,462	26.6%	$(682)	-32.4%
Americas Service	6,371	1,655	26.0%	5,542	2,262	40.8%	829	15.0%	(607)	-26.8%

Americas Carbon & Service	13,334	3,080	23.1%	11,044	4,369	39.6%	2,290	20.7%	(1,289)	-29.5%

Carbon Equipment	965	(49)	-5.1%	1,251	332	26.5%	(286)	-22.8%	(381)	-114.7%
UV	353	150	42.4%	465	159	34.2%	(112)	-24.0%	(9)	-5.7%
ISEP	222	(26)	-11.5%	211	68	32.2%	11	5.4%	(94)	-137.7%
Municipal Odor	730	245	33.6%	428	121	28.3%	302	70.6%	124	102.9%
Solvent Recovery	792	322	40.6%	417	114	27.3%	375	89.9%	208	182.1%

Americas Equipment	3,063	643	21.0%	2,772	794	28.6%	291	10.5%	(151)	-19.1%

CCI US	(11)	(11)	100.7%	103	51	49.5%	(114)	-111.0%	(62)	-122.3%
Homewellness	192	32	16.8%	455	160	35.2%	(263)	-57.7%	(128)	-79.8%

Americas Consumer	181	21	11.5%	558	211	37.8%	(377)	-67.5%	(190)	-90.1%

Total Americas	16,578	3,743	22.6%	14,374	5,374	37.4%	2,204	15.3%	(1,631)	-30.3%

Asia Carbon	1,351	379	28.1%	1,193	505	42.3%	158	13.3%	(126)	-24.9%
Asia Service	23	19	81.1%	72	42	58.3%	(49)	-68.0%	(23)	-55.5%

Asia Carbon & Service	1,374	398	29.0%	1,265	547	43.2%	109	8.6%	(149)	-27.2%

Carbon Equipment	(8)	(16)	203.1%	—	—	—	(8)	—	(16)	—
UV Asia	—	—	—	—	—	—	—	—	—	—
ISEP Asia	100	60	60.7%	310	112	36.1%	(210)	-67.9%	(52)	-46.1%
Solvent Recovery Asia	—	—	—	—	—	—	—	—	—	—

Asia Equipment	92	44	48.3%	310	112	36.1%	(218)	-70.5%	(68)	-60.5%

Total Asia	1,466	442	30.2%	1,575	659	41.8%	(109)	-6.9%	(217)	-32.9%

Europe Carbon	2,925	1,257	43.0%	3,003	1,205	40.1%	(78)	-2.6%	52	4.3%
Europe Service	2,596	1,594	61.4%	2,867	1,251	43.6%	(271)	-9.5%	343	27.4%

Europe Carbon & Service	5,521	2,851	51.6%	5,870	2,456	41.8%	(349)	-5.9%	395	16.1%

Europe Equipment	519	345	66.4%	787	154	19.6%	(268)	-34.0%	191	123.8%

CCI Europe	360	96	26.7%	960	401	41.8%	(600)	-62.5%	(305)	-76.0%
Charcoal/Liquid	1,839	560	30.4%	1,836	625	34.0%	3	0.2%	(65)	-10.4%

Europe Consumer	2,199	656	29.8%	2,796	1,026	36.7%	(597)	-21.4%	(370)	-36.1%

Total Europe	8,240	3,852	46.7%	9,453	3,636	38.5%	(1,213)	-12.8%	216	5.9%

CCC Totals	$26,284	$8,037	30.6%	$25,402	$9,669	38.1%	882	3.5%	(1,632)	-16.9%

Attachment (j)

CALGON CARBON  -  BUSINESS PLATFORMS
SALES AND PGM ANALYSIS BY PLATFORM
December 2005

	Current Month Actual			Prior Month Actual			Variations

	SALES	PGM	PGM%	SALES	PGM	PGM%	SALES	%	PGM	%

Americas Carbon	$6,964	$1,425	20.5%	$7,038	$2,522	35.8%	$(75)	-1.1%	$(1,097)	-43.5%
Americas Service	6,371	1,655	26.0%	6,045	2,163	35.8%	326	5.4%	(507)	-23.5%

Americas Carbon & Service	13,334	3,080	23.1%	13,083	4,685	35.8%	251	1.9%	(1,605)	-34.3%

Carbon Equipment	965	(49)	-5.1%	1,341	338	25.2%	(376)	-28.0%	(387)	-114.4%
UV	353	150	42.4%	405	89	22.1%	(52)	-12.8%	60	67.6%
ISEP	222	(26)	-11.5%	345	92	26.6%	(122)	-35.5%	(117)	-127.9%
Municipal Odor	730	245	33.6%	283	88	31.1%	447	158.1%	157	178.7%
Solvent Recovery	792	322	40.6%	494	148	30.0%	297	60.1%	173	116.7%

Americas Equipment	3,063	643	21.0%	2,869	756	26.3%	194	6.8%	(113)	-15.0%

CCI US	(11)	(11)	100.7%	43	34	80.8%	(54)	-126.4%	(46)	-133.0%
Homewellness	192	32	16.8%	492	117	23.8%	(300)	-60.9%	(85)	-72.4%

Americas Consumer	181	21	11.5%	535	152	28.3%	(354)	-66.1%	(131)	-86.2%

Total Americas	16,578	3,743	22.6%	16,487	5,592	33.9%	91	0.6%	(1,848)	-33.1%

Asia Carbon	1,351	379	28.1%	1,440	558	38.7%	(89)	-6.2%	(178)	-32.0%
Asia Service	23	19	81.1%	8	6	73.0%	15	205.2%	13	239.4%

Asia Carbon & Service	1,374	398	29.0%	1,448	563	38.9%	(73)	-5.1%	(165)	-29.3%

Carbon Equipment	(8)	(16)	203.1%	—	—	—	(8)	—	(16)	—
UV Asia	—	—	—	—	—	—	—	—	—	—
ISEP Asia	100	60	60.7%	167	126	75.3%	(68)	-40.6%	(66)	-52.1%
Solvent Recovery Asia	—	—	—	—	—	—	—	—	—	—

Asia Equipment	92	44	48.3%	167	126	75.3%	(76)	-45.3%	(82)	-64.9%

Total Asia	1,466	442	30.2%	1,615	689	42.7%	(149)	-9.2%	(247)	-35.8%

Europe Carbon	2,925	1,257	43.0%	3,497	1,259	36.0%	(572)	-16.3%	(2)	-0.1%
Europe Service	2,596	1,594	61.4%	2,888	1,504	52.1%	(292)	-10.1%	90	6.0%

Europe Carbon & Service	5,521	2,851	51.6%	6,385	2,763	43.3%	(863)	-13.5%	88	3.2%

Europe Equipment	519	345	66.4%	608	266	43.6%	(89)	-14.6%	79	29.8%

CCI Europe	360	96	26.7%	633	279	44.1%	(273)	-43.2%	(183)	-65.6%
Charcoal/Liquid	1,839	560	30.4%	1,152	342	29.7%	687	59.7%	218	63.6%

Europe Consumer	2,199	656	29.8%	1,785	622	34.8%	414	23.2%	34	5.5%

Total Europe	8,240	3,852	46.7%	8,778	3,650	41.6%	(538)	-6.1%	202	5.5%

CCC Totals	$26,284	$8,037	30.6%	$26,879	$9,931	36.9%	(596)	-2.2%	(1,894)	-19.1%

Attachment (j)

CALGON CARBON - BUSINESS PLATFORMS
SALES AND PGM ANALYSIS BY PLATFORM
December 2005

	Current Month Actual			Prior Year			Variations

	SALES	PGM	PGM%	SALES	PGM	PGM%	SALES	%	PGM	%

Americas Carbon	$6,964	$1,425	20.5%	$6,865	$2,174	31.7%	$99	1.4%	$(749)	-34.5%
Americas Service	6,371	1,655	26.0%	6,394	2,743	42.9%	(23)	-0.4%	(1,088)	-39.7%

Americas Carbon & Service	13,334	3,080	23.1%	13,259	4,917	37.1%	75	0.6%	(1,837)	-37.4%

Carbon Equipment	965	(49)	-5.1%	1,565	539	34.4%	(600)	-38.3%	(588)	-109.0%
UV	353	150	42.4%	388	197	50.8%	(35)	-9.0%	(47)	-23.9%
ISEP	222	(26)	-11.5%	379	192	50.7%	(157)	-41.3%	(218)	-113.3%
Municipal Odor	730	245	33.6%	343	64	18.7%	387	112.8%	181	283.5%
Solvent Recovery	792	322	40.6%	1,002	178	17.8%	(210)	-21.0%	144	80.7%

Americas Equipment	3,063	643	21.0%	3,677	1,170	31.8%	(614)	-16.7%	(527)	-45.1%

CCI US	(11)	(11)	100.7%	26	17	65.4%	(37)	-143.4%	(28)	-166.9%
Homewellness	192	32	16.8%	898	387	43.1%	(706)	-78.6%	(355)	-91.7%

Americas Consumer	181	21	11.5%	924	404	43.7%	(743)	-80.4%	(383)	-94.8%

Total Americas	16,578	3,743	22.6%	17,860	6,491	36.3%	(1,282)	-7.2%	(2,748)	-42.3%

Asia Carbon	1,351	379	28.1%	767	358	46.7%	584	76.2%	21	6.0%
Asia Service	23	19	81.1%	6	6	100.0%	17	284.2%	13	211.8%

Asia Carbon & Service	1,374	398	29.0%	773	364	47.1%	601	77.8%	34	9.4%

Carbon Equipment	(8)	(16)	203.1%	—	—	—	(8)	—	(16)	—
UV Asia	—	—	—	—	—	—	—	—	—	—
ISEP Asia	100	60	60.7%	154	21	13.6%	(54)	-35.4%	39	187.4%
Solvent Recovery Asia	—	—	—	—	—	—	—	—	—	—

Asia Equipment	92	44	48.3%	154	21	13.6%	(62)	-40.5%	23	110.5%

Total Asia	1,466	442	30.2%	927	385	41.5%	539	58.1%	57	14.9%

Europe Carbon	2,925	1,257	43.0%	3,300	1,095	33.2%	(375)	-11.4%	162	14.8%
Europe Service	2,596	1,594	61.4%	2,077	1,591	76.6%	519	25.0%	3	0.2%

Europe Carbon & Service	5,521	2,851	51.6%	5,377	2,686	50.0%	144	2.7%	165	6.1%

Europe Equipment	519	345	66.4%	851	114	13.4%	(332)	-39.0%	231	202.4%

CCI Europe	360	96	26.7%	585	260	44.4%	(225)	-38.5%	(164)	-63.0%
Charcoal/Liquid	1,839	560	30.4%	2,002	566	28.3%	(163)	-8.1%	(6)	-1.1%

Europe Consumer	2,199	656	29.8%	2,587	826	31.9%	(388)	-15.0%	(170)	-20.6%

Total Europe	8,240	3,852	46.7%	8,815	3,626	41.1%	(575)	-6.5%	226	6.2%

CCC Totals	$26,284	$8,037	30.6%	$27,602	$10,502	38.0%	(1,318)	-4.8%	(2,465)	-23.5%

Attachment (j)

CALGON CARBON - BUSINESS PLATFORMS
SALES AND PGM ANALYSIS BY PLATFORM
December 2005

	YTD Actual			YTD Plan			Variations

	SALES	PGM	PGM%	SALES	PGM	PGM%	SALES	%	PGM	%

Americas Carbon	$81,681	$26,279	32.2%	$83,316	$33,008	39.6%	$(1,635)	-2.0%	$(6,729)	-20.4%
Americas Service	69,458	24,295	35.0%	76,739	32,088	41.8%	(7,281)	-9.5%	(7,793)	-24.3%

Americas Carbon & Service	151,139	50,574	33.5%	160,055	65,096	40.7%	(8,916)	-5.6%	(14,522)	-22.3%

Carbon Equipment	15,061	3,580	23.8%	16,129	4,482	27.8%	(1,068)	-6.6%	(902)	-20.1%
UV	4,762	1,605	33.7%	5,914	2,036	34.4%	(1,152)	-19.5%	(431)	-21.1%
ISEP	8,397	2,934	34.9%	6,832	2,100	30.7%	1,565	22.9%	834	39.7%
Municipal Odor	5,700	1,483	26.0%	5,845	1,654	28.3%	(145)	-2.5%	(171)	-10.4%
Solvent Recovery	9,340	2,853	30.5%	9,099	2,510	27.6%	241	2.7%	343	13.7%

Americas Equipment	43,261	12,456	28.8%	43,819	12,782	29.2%	(558)	-1.3%	(326)	-2.6%

CCI US	1,030	698	67.8%	1,151	575	50.0%	(121)	-10.5%	123	21.4%
Homewellness	3,794	1,265	33.3%	4,412	1,554	35.2%	(618)	-14.0%	(289)	-18.6%

Americas Consumer	4,824	1,963	40.7%	5,563	2,129	38.3%	(739)	-13.3%	(166)	-7.8%

Total Americas	199,225	64,993	32.6%	209,437	80,007	38.2%	(10,212)	-4.9%	(15,014)	-18.8%

Asia Carbon	13,272	5,753	43.3%	14,166	6,935	49.0%	(894)	-6.3%	(1,182)	-17.1%
Asia Service	129	121	93.3%	189	139	73.5%	(60)	-31.7%	(18)	-13.3%

Asia Carbon & Service	13,401	5,873	43.8%	14,355	7,074	49.3%	(954)	-6.6%	(1,201)	-17.0%

Carbon Equipment	86	44	50.5%	26	9	34.6%	60	232.6%	35	385.3%
UV Asia	—	—	—	—	—	—	—	—	—	—
ISEP Asia	781	479	61.2%	2,678	967	36.1%	(1,897)	-70.8%	(488)	-50.5%
Solvent Recovery Asia	—	—	—	—	—	—	—	—	—	—

Asia Equipment	868	522	60.2%	2,704	976	36.1%	(1,836)	-67.9%	(454)	-46.5%

Total Asia	14,269	6,395	44.8%	17,059	8,050	47.2%	(2,790)	-16.4%	(1,655)	-20.6%

Europe Carbon	44,176	15,456	35.0%	42,538	16,190	38.1%	1,638	3.8%	(734)	-4.5%
Europe Service	33,218	16,265	49.0%	36,516	16,054	44.0%	(3,298)	-9.0%	211	1.3%

Europe Carbon & Service	77,394	31,720	41.0%	79,054	32,244	40.8%	(1,660)	-2.1%	(524)	-1.6%

Europe Equipment	6,654	1,867	28.1%	7,681	1,571	20.5%	(1,027)	-13.4%	296	18.8%

CCI Europe	7,210	3,349	46.5%	10,010	4,241	42.4%	(2,800)	-28.0%	(892)	-21.0%
Charcoal/Liquid	30,037	7,549	25.1%	30,715	8,283	27.0%	(678)	-2.2%	(734)	-8.9%

Europe Consumer	37,247	10,898	29.3%	40,725	12,524	30.8%	(3,478)	-8.5%	(1,626)	-13.0%

Total Europe	121,294	44,485	36.7%	127,460	46,339	36.4%	(6,166)	-4.8%	(1,854)	-4.0%

CCC Totals	$334,788	$115,873	34.6%	$353,956	$134,396	38.0%	$(19,168)	-5.4%	$(18,523)	-13.8%

Attachment (j)

CALGON CARBON - BUSINESS PLATFORMS
SALES AND PGM ANALYSIS BY PLATFORM
December 2005

	YTD Actual			Prior YTD Actual			Variations

	SALES	PGM	PGM%	SALES	PGM	PGM%	SALES	%	PGM	%

Americas Carbon	$81,681	$26,279	32.2%	$91,802	$34,180	37.2%	$(10,121)	-11.0%	$(7,901)	-23.1%
Americas Service	69,458	24,295	35.0%	72,248	31,205	43.2%	(2,790)	-3.9%	(6,910)	-22.1%

Americas Carbon & Service	151,139	50,574	33.5%	164,050	65,385	39.9%	(12,911)	-7.9%	(14,811)	-22.7%

Carbon Equipment	15,061	3,580	23.8%	10,299	3,439	33.4%	4,762	46.2%	141	4.1%
UV	4,762	1,605	33.7%	6,022	2,307	38.3%	(1,260)	-20.9%	(702)	-30.4%
ISEP	8,397	2,934	34.9%	8,980	2,331	26.0%	(583)	-6.5%	603	25.9%
Municipal Odor	5,700	1,483	26.0%	3,644	785	21.5%	2,056	56.4%	698	88.9%
Solvent Recovery	9,340	2,853	30.5%	12,777	2,677	21.0%	(3,437)	-26.9%	176	6.6%

Americas Equipment	43,261	12,456	28.8%	41,722	11,539	27.7%	1,539	3.7%	917	7.9%

CCI US	1,030	698	67.8%	646	414	64.1%	384	59.4%	284	68.6%
Homewellness	3,794	1,265	33.3%	2,774	1,049	37.8%	1,020	36.8%	216	20.6%

Americas Consumer	4,824	1,963	40.7%	3,420	1,463	42.8%	1,404	41.1%	500	34.2%

Total Americas	199,225	64,993	32.6%	209,192	78,387	37.5%	(9,967)	-4.8%	(13,394)	-17.1%

Asia Carbon	13,272	5,753	43.3%	10,195	5,038	49.4%	3,077	30.2%	715	14.2%
Asia Service	129	121	93.3%	77	71	92.2%	52	67.7%	50	69.8%

Asia Carbon & Service	13,401	5,873	43.8%	10,272	5,109	49.7%	3,129	30.5%	764	15.0%

Carbon Equipment	86	44	50.5%	28	16	57.1%	58	208.8%	28	173.0%
UV Asia	—	—	—	—	—	—	—	—	—	—
ISEP Asia	781	479	61.2%	6,748	2,468	36.6%	(5,967)	-88.4%	(1,989)	-80.6%
Solvent Recovery Asia	—	—	—	—	—	—	—	—	—	—

Asia Equipment	868	522	60.2%	6,776	2,484	36.7%	(5,908)	-87.2%	(1,962)	-79.0%

Total Asia	14,269	6,395	44.8%	17,048	7,593	44.5%	(2,779)	-16.3%	(1,198)	-15.8%

Europe Carbon	44,176	15,456	35.0%	37,940	14,374	37.9%	6,236	16.4%	1,082	7.5%
Europe Service	33,218	16,265	49.0%	33,238	16,046	48.3%	(20)	-0.1%	219	1.4%

Europe Carbon & Service	77,394	31,720	41.0%	71,178	30,420	42.7%	6,216		1,300

Europe Equipment	6,654	1,867	28.1%	6,968	1,831	26.3%	(314)	-4.5%	36	1.9%

CCI Europe	7,210	3,349	46.5%	7,022	2,853	40.6%	188	2.7%	496	17.4%
Charcoal/Liquid	30,037	7,549	25.1%	25,159	7,063	28.1%	4,878	19.4%	486	6.9%

Europe Consumer	37,247	10,898	29.3%	32,181	9,916	30.8%	5,066	15.7%	982	9.9%

Total Europe	121,294	44,485	36.7%	110,327	42,167	38.2%	10,967	9.9%	2,318	5.5%

CCC Totals	$334,788	$115,873	34.6%	$336,567	$128,147	38.1%	$(1,779)	-0.5%	$(12,274)	-9.6%

Attachment (j)

CALGON CARBON - BUSINESS PLATFORMS
SALES AND PGM ANALYSIS BY PLATFORM
December 2005

	QTR Actual			QTR Plan			Variations

	SALES	PGM	PGM%	SALES	PGM	PGM%	SALES	%	PGM	%

Americas Carbon	$20,479	$5,967	29.1%	$19,250	$7,360	38.2%	$1,229	6.4%	$(1,393)	-18.9%
Americas Service	18,065	5,524	30.6%	18,708	7,748	41.4%	(643)	-3.4%	(2,224)	-28.7%

Americas Carbon & Service	38,544	11,491	29.8%	37,958	15,108	39.8%	586	1.5%	(3,617)	-23.9%

Carbon Equipment	3,410	528	15.5%	3,974	1,055	26.5%	(564)	-14.2%	(527)	-50.0%
UV	999	322	32.2%	1,640	559	34.1%	(641)	-39.1%	(237)	-42.4%
ISEP	691	95	13.8%	694	221	31.8%	(3)	-0.4%	(126)	-56.9%
Municipal Odor	1,486	401	26.9%	1,334	379	28.4%	152	11.4%	22	5.7%
Solvent Recovery	1,916	707	36.9%	1,348	356	26.4%	568	42.1%	351	98.6%

Americas Equipment	8,502	2,053	24.1%	8,990	2,570	28.6%	(488)	-5.4%	(517)	-20.1%

CCI US	96	71	73.8%	259	130	50.2%	(163)	-62.9%	(59)	-45.5%
Homewellness	1,315	341	25.9%	2,315	815	35.2%	(1,000)	-43.2%	(474)	-58.2%

Americas Consumer	1,411	412	29.2%	2,574	945	36.7%	(1,163)	-45.2%	(533)	-56.4%

Total Americas	48,458	13,956	28.8%	49,522	18,623	37.6%	(1,064)	-2.1%	(4,667)	-25.1%

Asia Carbon	4,052	1,471	36.3%	3,712	1,596	43.0%	340	9.1%	(125)	-7.8%
Asia Service	31	22	71.8%	84	53	63.1%	(53)	-63.6%	(31)	-58.5%

Asia Carbon & Service	4,082	1,493	36.6%	3,796	1,649	43.4%	286	7.5%	(156)	-9.4%

Carbon Equipment	(1)	(12)	932.9%	—	—	—	(1)	—	(12)	—
UV Asia	—	—	—	—	—	—	—	—	—	—
ISEP Asia	283	186	65.7%	710	256	36.1%	(427)	-60.2%	(70)	-27.4%
Solvent Recovery Asia	—	—	—	—	—	—	—	—	—	—

Asia Equipment	281	174	61.8%	710	256	36.1%	(429)	-60.4%	(82)	-32.1%

Total Asia	4,364	1,667	38.2%	4,506	1,905	42.3%	(142)	-3.2%	(238)	-12.5%

Europe Carbon	9,992	3,472	34.7%	11,363	4,401	38.7%	(1,371)	-12.1%	(929)	-21.1%
Europe Service	8,149	4,199	51.5%	9,357	4,056	43.3%	(1,208)	-12.9%	143	3.5%

Europe Carbon & Service	18,141	7,671	42.3%	20,720	8,457	40.8%	(2,579)	-12.4%	(786)	-9.3%

Europe Equipment	1,480	675	45.6%	2,186	420	19.2%	(706)	-32.3%	255	60.7%

CCI Europe	1,544	593	38.4%	3,452	1,481	42.9%	(1,908)	-55.3%	(888)	-60.0%
Charcoal/Liquid	4,146	1,225	29.5%	3,845	1,352	35.2%	301	7.8%	(127)	-9.4%

Europe Consumer	5,690	1,817	31.9%	7,297	2,833	38.8%	(1,607)	-22.0%	(1,016)	-35.8%

Total Europe	25,311	10,163	40.2%	30,203	11,710	38.8%	(4,892)	-16.2%	(1,547)	-13.2%

CCC Totals	$78,133	$25,786	33.0%	$84,231	$32,238	38.3%	$(6,098)	-7.2%	$(6,452)	-20.0%

Attachment (j)

CALGON CARBON - BUSINESS PLATFORMS
SALES AND PGM ANALYSIS BY PLATFORM
December 2005

	QTR Actual			Prior Year QTR			Variations

	SALES	PGM	PGM%	SALES	PGM	PGM%	SALES	%	PGM	%

Americas Carbon	$20,479	$5,967	29.1%	$20,733	$7,395	35.7%	$(254)	-1.2%	$(1,428)	-19.3%
Americas Service	18,065	5,524	30.6%	19,210	8,221	42.8%	(1,145)	-6.0%	(2,697)	-32.8%

Americas Carbon & Service	38,544	11,491	29.8%	39,943	15,616	39.1%	(1,399)	-3.5%	(4,125)	-26.4%

Carbon Equipment	3,410	528	15.5%	4,508	1,411	31.3%	(1,098)	-24.4%	(883)	-62.6%
UV	999	322	32.2%	1,474	631	42.8%	(475)	-32.2%	(309)	-48.9%
ISEP	691	95	13.8%	3,139	595	19.0%	(2,448)	-78.0%	(500)	-84.0%
Municipal Odor	1,486	401	26.9%	1,256	246	19.6%	230	18.3%	155	62.8%
Solvent Recovery	1,916	707	36.9%	2,982	579	19.4%	(1,066)	-35.8%	128	22.1%

Americas Equipment	8,502	2,053	24.1%	13,359	3,462	25.9%	(4,857)	-36.4%	(1,409)	-40.7%

CCI US	96	71	73.8%	93	61	65.6%	3	3.3%	10	16.2%
Homewellness	1,315	341	25.9%	1,527	606	39.7%	(212)	-13.9%	(265)	-43.8%

Americas Consumer	1,411	412	29.2%	1,620	667	41.2%	(209)	-12.9%	(255)	-38.3%

Total Americas	48,458	13,956	28.8%	54,922	19,745	36.0%	(6,464)	-11.8%	(5,789)	-29.3%

Asia Carbon	4,052	1,471	36.3%	3,192	1,309	41.0%	860	26.9%	162	12.4%
Asia Service	31	22	71.8%	21	15	71.4%	10	45.7%	7	46.6%

Asia Carbon & Service	4,082	1,493	36.6%	3,213	1,324	41.2%	869	27.1%	169	12.8%

Carbon Equipment	(1)	(12)	932.9%	16	9	56.3%	(17)	-108.0%	(21)	-232.4%
UV Asia	—	—	—	—	—	—	—	—	—	—
ISEP Asia	283	186	65.7%	512	62	12.1%	(229)	-44.8%	124	199.6%
Solvent Recovery Asia	—	—	—	—	—	—	—	—	—	—

Asia Equipment	281	174	61.8%	528	71	13.4%	(247)	-46.7%	103	144.8%

Total Asia	4,364	1,667	38.2%	3,741	1,395	37.3%	623	16.6%	272	19.5%

Europe Carbon	9,992	3,472	34.7%	10,294	3,792	36.8%	(302)	-2.9%	(320)	-8.4%
Europe Service	8,149	4,199	51.5%	8,176	4,747	58.1%	(27)	-0.3%	(548)	-11.5%

Europe Carbon & Service	18,141	7,671	42.3%	18,470	8,539	46.2%	(329)	-1.8%	(868)	-10.2%

Europe Equipment	1,480	675	45.6%	1,670	537	32.2%	(190)	-11.4%	138	25.6%

CCI Europe	1,544	593	38.4%	2,007	895	44.6%	(463)	-23.1%	(302)	-33.8%
Charcoal/Liquid	4,146	1,225	29.5%	4,391	1,356	30.9%	(245)	-5.6%	(131)	-9.7%

Europe Consumer	5,690	1,817	31.9%	6,398	2,251	35.2%	(708)	-11.1%	(434)	-19.3%

Total Europe	25,311	10,163	40.2%	26,538	11,327	42.7%	(1,227)	-4.6%	(1,164)	-10.3%

CCC Totals	$78,133	$25,786	33.0%	$85,201	$32,467	38.1%	$(7,068)	-8.3%	$(6,681)	-20.6%

Attachment (j)

Calgon Carbon Corporation

Segment Data - Continuing Operations:

Segment Sales	4Q05	4Q04	YTD 2005	YTD 2004

Carbon and Service	60,767	61,626	241,934	245,500
Equipment	7,536	11,489	36,867	39,936
Consumer	2,956	3,626	12,034	10,441

Total Sales (thousands)	$71,259	$76,741	$290,835	$295,877

Segment Operating Income (loss)*	4Q05	4Q04	YTD 2005	YTD 2004

Carbon and Service	2,637	7,337	16,009	32,317
Equipment	(3,049)	(688)	(5,255)	(2,209)
Consumer	(315)	546	(302)	(98)

Total Income (Loss) from continuing operations (thousands)	$(727)	$7,195	$10,452	$30,010

* Before depreciation, amortization, and restructuring charges

Attachment (j)

CALGON  CARBON  CORPORATION
INCOME  STATEMENT  - CONSOLIDATED
DECEMBER, 2005 - RESTATED

	CURRENT MONTH						YEAR TO DATE

$(000’S)	ACTUAL		PLAN		PRIOR YEAR		ACTUAL		PLAN		PRIOR YEAR

	$	%	$	%	$	%	$	%	$	%	$	%

NET SALES	$26,284	100.0	$25,402	100.0	$27,602	100.0	$334,788	100.0	$353,956	100.0	$336,567	100.0
COST OF SALES (AT STANDARD)	18,247	69.4	15,733	61.9	17,100	62.0	218,915	65.4	219,560	62.0	208,420	61.9

VARIABLE PRODUCT GROSS MARGIN @ STD.	8,037	30.6	9,669	38.1	10,502	38.0	115,873	34.6	134,396	38.0	128,147	38.1

VARIANCES	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0

VARIABLE PRODUCT GROSS MARGIN @ ACT.	8,037	30.6	9,669	38.1	10,502	38.0	115,873	34.6	134,396	38.0	128,147	38.1

PERIOD COSTS
PLANT OVERHEAD	1,432	5.4	1,615	6.4	1,534	5.6	18,050	5.4	19,212	5.4	20,462	6.1
PRODUCTION SERVICE EXPENSE	1,238	4.7	1,054	4.1	991	3.6	13,013	3.9	12,866	3.6	11,570	3.4
STD’S PROVISION / LIFO PROVISION	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0
TOTAL	2,670	10.2	2,669	10.5	2,525	9.1	31,063	9.3	32,078	9.1	32,032	9.5
DEPRECIATION EXPENSE	1,269	4.8	1,529	6.0	2,071	7.5	20,099	6.0	20,748	5.9	21,013	6.2

GROSS MARGIN	4,098	15.6	5,471	21.5	5,906	21.4	64,711	19.3	81,570	23.0	75,102	22.3

OPERATING EXPENSES
SELLING EXPENSE	1,272	4.8	1,687	6.6	1,707	6.2	17,561	5.2	19,886	5.6	20,414	6.1
MARKETING EXPENSE	479	1.8	439	1.7	237	0.9	4,650	1.4	4,861	1.4	4,536	1.3
MANUFACTURING/ENGINEERING EXPENSE	402	1.5	346	1.4	506	1.8	5,715	1.7	4,246	1.2	5,270	1.6
RESEARCH AND DEVELOPMENT EXPENSE	439	1.7	344	1.4	345	1.2	4,506	1.3	4,259	1.2	3,801	1.1
GENERAL AND ADMINISTRATIVE	4,233	16.1	2,566	10.1	2,129	7.7	36,223	10.8	29,658	8.4	28,093	8.3
EMPLOYEE GROWTH SHARING PLAN	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0
TOTAL	6,825	26.0	5,382	21.2	4,924	17.8	68,655	20.5	62,910	17.8	62,114	18.5

OPERATING INCOME BEF RESTRUCT. CHARGE	(2,727)	(10.4)	89	0.4	982	3.6	(3,944)	(1.2)	18,660	5.3	12,988	3.9

RESTRUCTURING CHARGE	(17)	(0.1)	0	0.0	0	0.0	2,570	0.8	0	0.0	0	0.0

OPERATING INCOME	(2,710)	(10.3)	89	0.4	982	3.6	(6,514)	(1.9)	18,660	5.3	12,988	3.9

OTHER INCOME (EXPENSE)
EQUITY INCOME	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0
NET FOREIGN EXCHANGE	(52)	(0.2)	0	0.0	72	0.3	(139)	(0.0)	0	0.0	(1,002)	(0.3)
OTHER	(603)	(2.3)	(352)	(1.4)	(265)	(1.0)	(3,919)	(1.2)	(3,909)	(1.1)	(4,282)	(1.3)
TOTAL	(655)	(2.5)	(352)	(1.4)	(193)	(0.7)	(4,058)	(1.2)	(3,909)	(1.1)	(5,284)	(1.6)

INCOME BEFORE INTEREST AND TAXES	(3,365)	(12.8)	(263)	(1.0)	789	2.9	(10,572)	(3.2)	14,751	4.2	7,704	2.3

INTEREST (INCOME) EXPENSE
(INCOME)	(83)	(0.3)	(50)	(0.2)	(62)	(0.2)	(719)	(0.2)	(600)	(0.2)	(697)	(0.2)
EXPENSE	416	1.6	392	1.5	343	1.2	4,891	1.5	4,446	1.3	3,409	1.0
TOTAL	333	1.3	342	1.3	281	1.0	4,172	1.2	3,846	1.1	2,712	0.8

INCOME BEFORE TAXES	(3,698)	(14.1)	(605)	(2.4)	508	1.8	(14,744)	(4.4)	10,905	3.1	4,992	1.5

TAX PROVISION	(1,404)	(5.3)	(122)	(0.5)	(371)	(1.3)	(8,053)	(2.4)	3,138	0.9	170	0.1

INCOME BEF MINORITY INTEREST & EQUITY INCOME(LOSS)	(2,294)	(8.7)	(483)	(1.9)	879	3.2	(6,691)	(2.0)	7,768	2.2	4,822	1.4

EQUITY IN INCOME (LOSS)	(1,796)	(6.8)	155	0.6	70	0.3	(725)	(0.2)	723	0.2	1,000	0.3

MINORITY INTEREST	0	0.0	(1)	(0.0)	16	0.1	0	0.0	(21)	(0.0)	66	0.0

INCOME BEFORE CHANGE IN ACCOUNTING PRINCIPLE	(4,090)	(15.6)	(329)	(1.3)	965	3.5	(7,416)	(3.4)	8,470	3.9	5,888	2.8

CUMUL EFFECT CHANGE IN ACCOUNTING PRINCIPLE	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0

NET INCOME	$(4,090)	(15.6)	$(329)	(1.3)	$965	3.5	$(7,416)	(2.2)	$8,470	2.4	$5,888	1.7

NET INCOME PER SHARE BEF CHANGE ACCTG PRINC.	$(0.10)		$(0.01)		$0.02		$(0.19)		$0.22		$0.15

CUMULATIVE EFFECT CHANGE ACCTG PRINC.	$0.00		$0.00		$0.00		$0.00		$0.00		$0.00

ADJUSTED NET INCOME PER SHARE	$(0.10)		$(0.01)		$0.02		$(0.19)		$0.22		$0.15

Attachment (j)

CALGON  CARBON  CORPORATION
CONSOLIDATING  INCOME  STATEMENT  - MONTH
DECEMBER, 2005 - RESTATED

$(000’S)	CALG CARB PARENT	BSC COLUMBUS	CCC DISTRIBUTION	CCOT CANADA	CCC COLUMBUS	C.C. INVESTMENTS	CANADA TRAD’L	AST	C.C. ASIA	DATONG CARBON

NET SALES
TRADE	$17,470	$0	$0	$0	$0	$0	$498	$0	$0	$0
AFFILIATES	1,508	0	455	0	0	0	0	0	0	598

TOTAL	18,978	0	455	0	0	0	498	0	0	598

COST OF SALES (@STD)	14,103	0	421	0	0	0	594	0	0	474

VARIABLE PGM @ STD	4,875	0	34	0	0	0	(96)	0	0	124

VARIANCES	160	0	0	0	0	0	0	0	0	0

VARIABLE PGM @ ACTUAL	4,715	0	34	0	0	0	(96)	0	0	124

PERIOD COSTS
PLANT OVERHEAD	1,029	0	0	0	0	0	0	0	0	69
PRODUCTION SERVICE EXP	1,047	0	0	0	0	0	0	0	0	0
STD’S REVISION / LIFO PROVISION	0	0	0	0	0	0	0	0	0	0
TOTAL	2,076	0	0	0	0	0	0	0	0	69
DEPRECIATION EXPENSE	1,060	1	0	0	1	0	0	0	0	(79)

GROSS MARGIN	1,579	(1)	34	0	(1)	0	(96)	0	0	134

OPERATING EXPENSES
SELLING EXPENSE	962	0	0	0	0	0	82	0	(2)	0
MARKETING EXPENSE	407	0	0	0	0	0	0	0	0	0
MANUFACT/ENG EXPENSE	331	0	0	0	0	0	0	0	0	0
R&D EXPENSE	413	0	0	0	0	0	0	0	0	0
G&A EXPENSE	3,650	0	0	0	0	0	0	0	0	34
EGSP	0	0	0	0	0	0	0	0	0	0
ALLOCATED EXPENSES	18	0	0	0	0	6	0	0	0	0
TOTAL	5,781	0	0	0	0	6	82	0	(2)	34

OPER INC BEF RESTRUCTING	(4,202)	(1)	34	0	(1)	(6)	(178)	0	2	100

RESTRUCTURING CHARGE	(17)	0	0	0	0	0	0	0	0	0

OPERATING INCOME	(4,185)	(1)	34	0	(1)	(6)	(178)	0	2	100

OTHER INCOME (EXPENSE)
EQUITY INCOME	0	0	0	0	0	0	0	0	0	0
NET FOREIGN EXCHANGE	5	0	0	0	0	0	(9)	0	0	0
OTHER	(63)	(1)	0	0	(2)	(18)	59	0	0	1
INTERCOMPANY	3	0	0	0	0	45	0	0	0	0
TOTAL	(55)	(1)	0	0	(2)	27	50	0	0	1

INCOME BEF INT & TAXES	(4,240)	(2)	34	0	(3)	21	(128)	0	2	101

INTEREST (INCOME) EXPENSE (INCOME)	(10)	0	0	0	0	0	(10)	0	0	(1)
EXPENSE	452	0	0	0	0	0	0	0	0	0
INTERCOMPANY	1,029	0	0	0	0	(1,145)	0	0	0	0
TOTAL	1,471	0	0	0	0	(1,145)	(10)	0	0	(1)

INCOME BEFORE TAXES	(5,711)	(2)	34	0	(3)	1,166	(118)	0	2	102

TAX PROVISION	(1,705)	0	0	0	0	0	(98)	0	(1)	0

INCOME BEF MIN INT & EQTY INC	(4,006)	(2)	34	0	(3)	1,166	(20)	0	3	102

EQUITY IN INCOME (LOSS)	0	0	0	0	0	0	0	0	0	0

MINORITY INTEREST	0	0	0	0	0	0	0	0	0	0

INCOME BEF CHG ACCT PRINCIPLE	(4,006)	(2)	34	0	(3)	1,166	(20)	0	3	102

CUML EFFECT CHG ACCTG PRIN	0	0	0	0	0	0	0	0	0	0

NET INCOME	$(4,006)	$(2)	$34	$0	$(3)	$1,166	$(20)	$0	$3	$102

$(000’S)	C.C. TIANJIN LTD	CALGON MITSUBISHI	ELIM’S	TOTAL DOMESTIC	TOTAL EUROPE			TOTAL EUROPE	Elim’s	TOTAL CONSOL.

NET SALES
TRADE	$76	$0	$0	$18,044	$8,240	$(213,494)	$(121,294)	$121,294	$0	$26,284
AFFILIATES	818	0	(2,049)	1,330	304	(18,205)	(4,785)	4,785	(1,634)	0

TOTAL	894	0	(2,049)	19,374	8,544	(231,699)	(126,079)	126,079	(1,634)	26,284

COST OF SALES (@ STD)	769	155	(1,806)	14,710	4,788	(156,628)	(80,306)	80,306	(1,251)	18,247

VARIABLE PGM @ STD	125	(155)	(243)	4,664	3,756	(75,071)	(45,773)	45,773	(383)	8,037

VARIANCES	125	0	(243)	42	341	(736)	(4,235)	4,235	(383)	0

VARIABLE PGM @ ACTUAL	0	(155)	0	4,622	3,415	(74,335)	(41,538)	41,538	0	8,037

PERIOD COSTS
PLANT OVERHEAD	(9)	0	0	1,089	343	(11,488)	(6,562)	6,562	0	1,432
PRODUCTION SERVICE EXP	19	0	0	1,066	172	(10,261)	(2,752)	2,752	0	1,238
STD’S REVISION / LIFO PROVISION	0	0	0	0	0	0	0	0	0	0
TOTAL	10	0	0	2,155	515	(21,749)	(9,314)	9,314	0	2,670
DEPRECIATION EXPENSE	14	0	0	997	272	(15,910)	(4,189)	4,189	0	1,269

GROSS MARGIN	(24)	(155)	0	1,470	2,628	(36,676)	(28,035)	28,035	0	4,098

OPERATING EXPENSES
SELLING EXPENSE	8	0	0	1,050	222	(12,476)	(5,085)	5,085	0	1,272
MARKETING EXPENSE	0	0	0	407	72	(3,483)	(1,167)	1,167	0	479
MANUFACT/ENG EXPENSE	0	0	0	331	71	(4,704)	(1,011)	1,011	0	402
R&D EXPENSE	0	0	0	413	26	(4,153)	(353)	353	0	439
G&A EXPENSE	65	0	0	3,749	484	(28,952)	(7,271)	7,271	0	4,233
EGSP	0	0	0	0	0	0	0	0	0	0
ALLOCATED EXPENSES	0	0	0	24	(24)	1,780	(1,780)	1,780	0	0
TOTAL	73	0	0	5,974	851	(51,988)	(16,667)	16,667	0	6,825

OPER INC BEF RESTRUCTING	(97)	(155)	0	(4,504)	1,777	15,312	(11,368)	11,368	0	(2,727)

RESTRUCTURING CHARGE	0	0	0	(17)	0	(2,566)	(4)	4	0	(17)

OPERATING INCOME	(97)	(155)	0	(4,487)	1,777	17,878	(11,364)	11,364	0	(2,710)

OTHER INCOME (EXPENSE)
EQUITY INCOME	0	0	0	0	0	0	0	0	0	0
NET FOREIGN EXCHANGE	(1)	0	0	(5)	(47)	97	42	(42)	0	(52)
OTHER	(1)	0	0	(25)	(578)	2,663	1,256	(1,256)	0	(603)
INTERCOMPANY	0	0	0	48	(48)	(529)	529	(529)	0	0
TOTAL	(2)	0	0	18	(673)	2,231	1,827	(1,827)	0	(655)

INCOME BEF INT & TAXES	(99)	(155)	0	(4,469)	1,104	20,109	(9,537)	9,537	0	(3,365)

INTEREST (INCOME) EXPENSE (INCOME)	0	0	0	(21)	(62)	333	386	(386)	0	(83)
EXPENSE	0	0	0	452	(36)	(4,351)	(540)	540	0	416
INTERCOMPANY	0	0	0	(116)	116	500	(500)	500	0	0
TOTAL	0	0	0	315	18	(3,518)	(654)	654	0	333

INCOME BEFORE TAXES	(99)	(155)	0	(4,784)	1,086	23,627	(8,883)	8,883	0	(3,698)

TAX PROVISION	0	0	0	(1,804)	400	11,145	(3,092)	3,092	0	(1,404)

INCOME BEF MIN INT & EQTY INC	(99)	(155)	0	(2,980)	686	12,482	(5,791)	5,791	0	(2,294)

EQUITY IN INCOME (LOSS)	0	(1,799)	3	(1,796)	0	725	0	0	0	(1,796)

MINORITY INTEREST	0	0	0	0	0	0	0	0	0	0

INCOME BEF CHG ACCT PRINCIPLE	(99)	(1,954)	3	(4,776)	686	13,207	(5,791)	5,791	0	(4,090)

CUML EFFECT CHG ACCTG PRIN	0	0	0	0	0	0	0	0	0	0

NET INCOME	$(99)	$(1,954)	$3	$(4,776)	$686	$0	$0	$0	$0	$(4,090)

Attachment (j)

CALGON CARBON CORPORATION
INCOME STATEMENT - CONSOLIDATED
DECEMBER, 2005 - RESTATED

	THREE MONTHS ENDED						YEAR TO DATE

	ACTUAL		PLAN		PRIOR YEAR		ACTUAL		PLAN		PRIOR YEAR

$(000’S)	$	%	$	%	$	%	$	%	$	%	$	%

NET SALES	$78,133	100.0	$84,231	100.0	$85,201	100.0	$334,788	100.0	$353,956	100.0	$336,567	100.0
COST OF SALES (AT STANDARD)	52,347	67.0	51,993	61.7	52,734	61.9	218,915	65.4	219,560	62.0	208,420	61.9

VARIABLE PRODUCT GROSS MARGIN @ STD.	25,786	33.0	32,238	38.3	32,467	38.1	115,873	34.6	134,396	38.0	128,147	38.1

VARIANCES	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0

VARIABLE PRODUCT GROSS MARGIN @ ACT.	25,786	33.0	32,238	38.3	32,467	38.1	115,873	34.6	134,396	38.0	128,147	38.1

PERIOD COSTS
PLANT OVERHEAD	4,270	5.5	4,727	5.6	5,192	6.1	18,050	5.4	19,212	5.4	20,462	6.1
PRODUCTION SERVICE EXPENSE	3,405	4.4	3,166	3.8	2,903	3.4	13,013	3.9	12,866	3.6	11,570	3.4
STD’S PROVISION / LIFO PROVISION	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0
TOTAL	7,675	9.8	7,893	9.4	8,095	9.5	31,063	9.3	32,078	9.1	32,032	9.5
DEPRECIATION EXPENSE	4,710	6.0	4,990	5.9	5,750	6.7	20,099	6.0	20,748	5.9	21,013	6.2

GROSS MARGIN	13,401	17.2	19,355	23.0	18,622	21.9	64,711	19.3	81,570	23.0	75,102	22.3

OPERATING EXPENSES
SELLING EXPENSE	4,332	5.5	4,979	5.9	5,246	6.2	17,561	5.2	19,886	5.6	20,414	6.1
MARKETING EXPENSE	1,259	1.6	1,167	1.4	1,106	1.3	4,650	1.4	4,861	1.4	4,536	1.3
MANUFACTURING/ENGINEERING EXPENSE	1,094	1.4	1,044	1.2	1,446	1.7	5,715	1.7	4,246	1.2	5,270	1.6
RESEARCH AND DEVELOPMENT EXPENSE	1,193	1.5	1,043	1.2	973	1.1	4,506	1.3	4,259	1.2	3,801	1.1
GENERAL AND ADMINISTRATIVE	9,798	12.5	7,739	9.2	7,514	8.8	36,223	10.8	29,658	8.4	28,093	8.3
EMPLOYEE GROWTH SHARING PLAN	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0
TOTAL	17,676	22.6	15,972	19.0	16,285	19.1	68,655	20.5	62,910	17.8	62,114	18.5

OPERATING INCOME BEF RESTRUCT. CHARGE	(4,275)	(5.5)	3,383	4.0	2,337	2.7	(3,944)	(1.2)	18,660	5.3	12,988	3.9

RESTRUCTURING CHARGE	(11)	(0.0)	0	0.0	0	0.0	2,570	0.8	0	0.0	0	0.0

OPERATING INCOME	(4,264)	(5.5)	3,383	4.0	2,337	2.7	(6,514)	(1.9)	18,660	5.3	12,988	3.9

OTHER INCOME (EXPENSE)
EQUITY INCOME	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0
NET FOREIGN EXCHANGE	2	0.0	0	0.0	(124)	(0.1)	(139)	(0.0)	0	0.0	(1,002)	(0.3)
OTHER	(1,338)	(1.7)	(1,047)	(1.2)	(1,028)	(1.2)	(3,919)	(1.2)	(3,909)	(1.1)	(4,282)	(1.3)
TOTAL	(1,336)	(1.7)	(1,047)	(1.2)	(1,152)	(1.4)	(4,058)	(1.2)	(3,909)	(1.1)	(5,284)	(1.6)

INCOME BEFORE INTEREST AND TAXES	(5,600)	(7.2)	2,336	2.8	1,185	1.4	(10,572)	(3.2)	14,751	4.2	7,704	2.3

INTEREST (INCOME) EXPENSE (INCOME)	(161)	(0.2)	(150)	(0.2)	(168)	(0.2)	(719)	(0.2)	(600)	(0.2)	(697)	(0.2)
EXPENSE	1,313	1.7	1,163	1.4	977	1.1	4,891	1.5	4,446	1.3	3,409	1.0
TOTAL	1,152	1.5	1,013	1.2	809	0.9	4,172	1.2	3,846	1.1	2,712	0.8

INCOME BEFORE TAXES	(6,752)	(8.6)	1,323	1.6	376	0.4	(14,744)	(4.4)	10,905	3.1	4,992	1.5

TAX PROVISION	(2,847)	(3.6)	432	0.5	(376)	(0.4)	(8,053)	(2.4)	3,138	0.9	170	0.1

INCOME BEF MINORITY INTEREST & EQUITY INCOME(LOSS)	(3,905)	(5.0)	891	1.1	752	0.9	(6,691)	(2.0)	7,768	2.2	4,822	1.4

EQUITY IN INCOME (LOSS)	(1,745)		277		152		(725)		723		1,000

MINORITY INTEREST	0	0.0	(4)	(0.0)	18	0.0	0	0.0	(21)	(0.0)	66	0.0

INCOME BEFORE CHANGE IN ACCOUNTING PRINCIPLE	(5,650)	(7.2)	1,164	1.4	922	1.1	(7,416)	(2.2)	8,470	2.4	5,888	1.7

CUMUL EFFECT CHANGE IN ACCOUNTING PRINCIPLE	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0

NET INCOME	$(5,650)	(7.2)	$1,164	1.4	$922	1.1	$(7,416)	(2.2)	$8,470	2.4	$5,888	1.7

NET INCOME PER SHARE BEF CHANGE ACCTG PRINC.	$(0.14)		$0.03		$0.02		$(0.19)		$0.22		$0.15

CUMULATIVE EFFECT CHANGE ACCTG PRINC.	$0.00		$0.00		$0.00		$0.00		$0.00		$0.00

NET INCOME PER SHARE	$(0.14)		$0.03		$0.02		$(0.19)		$0.22		$0.15

Attachment (j)

CALGON CARBON CORPORATION
CONSOLIDATING INCOME STATEMENT - YEAR TO DATE
DECEMBER, 2005 - RESTATED

$(000’S)	CALG CARB PARENT	BSC COLUMBUS	CCC DISTRIBUTION	CCOT CANADA	CCC COLUMBUS	C.C. INVESTMENTS	CANADA TRAD’L	AST	C.C. ASIA

NET SALES
TRADE	$205,552	$0	$0	$0	$0	$0	$7,424	$0	$0
AFFILIATES	20,529	0	5,131	0	0	0	0	0	0

TOTAL	226,081	0	5,131	0	0	0	7,424	0	0

COST OF SALES (@ STD)	152,425	0	5,181	0	0	0	5,663	0	0

VARIABLE PGM @ STD	73,656	0	(50)	0	0	0	1,761	0	0

VARIANCES	2,240	0	0	0	0	0	0	0	0

VARIABLE PGM@ACTUAL	71,416	0	(50)	0	0	0	1,761	0	0

PERIOD COSTS
PLANT OVERHEAD	11,279	0	0	0	0	0	0	0	0
PRODUCTION SERVICE EXP	10,162	0	0	0	0	0	0	0	0
STD’S REVISION / LIFO PROVISION	0	0	0	0	0	0	0	0	0
TOTAL	21,441	0	0	0	0	0	0	0	0
DEPRECIATION EXPENSE	15,314	11	0	0	15	0	0	0	0

GROSS MARGIN	34,661	(11)	(50)	0	(15)	0	1,761	0	0

OPERATING EXPENSES
SELLING EXPENSE	11,513	0	0	0	0	(6)	914	0	(17)
MARKETING EXPENSE	3,483	0	0	0	0	0	0	0	0
MANUFACT/ENG EXPENSE	4,704	0	0	0	0	0	0	0	0
R&D EXPENSE	4,153	0	0	0	0	0	0	0	0
G&A EXPENSE	28,409	0	0	0	0	0	0	0	0
EGSP	0	0	0	0	0	0	0	0	0
ALLOCATED EXPENSES	(1,932)	0	0	0	0	70	82	0	0
TOTAL	50,330	0	0	0	0	64	996	0	(17)

OPER INC BEF RESTRUCTING	(15,669)	(11)	(50)	0	(15)	(64)	765	0	17

RESTRUCTURING CHARGE	2,566	0	0	0	0	0	0	0	0

OPERATING INCOME	(18,235)	(11)	(50)	0	(15)	(64)	765	0	17

OTHER INCOME (EXPENSE)
EQUITY INCOME	0	0	0	0	0	0	0	0	0
NET FOREIGN EXCHANGE	15	0	0	0	0	0	(95)	0	0
OTHER	(2,688)	222	0	0	(16)	(208)	27	0	0
INTERCOMPANY	5	0	0	0	0	524	0	0	0
TOTAL	(2,668)	222	0	0	(16)	316	(68)	0	0

INCOME BEF INT & TAXES	(20,903)	211	(50)	0	(31)	252	697	0	17

INTEREST (INCOME) EXPENSE
(INCOME)	(319)	0	0	0	0	0	(12)	0	0
EXPENSE	4,351	0	0	0	0	0	0	0	0
INTERCOMPANY	11,892	0	0	0	0	(12,392)	0	0	0
TOTAL	15,924	0	0	0	0	(12,392)	(12)	0	0

INCOME BEFORE TAXES	(36,827)	211	(50)	0	(31)	12,644	709	0	17

TAX PROVISION	(11,391)	0	0	0	0	0	247	0	(1)

INCOME BEF MIN INT & EQTY INC	(25,436)	211	(50)	0	(31)	12,644	462	0	18

EQUITY IN INCOME (LOSS)

MINORITY INTEREST	0	0	0	0	0	0	0	0	0

INCOME BEF CHG ACCT PRINCIPLE	(25,436)	211	(50)	0	(31)	12,644	462	0	18

CUML EFFECT CHG ACCTG PRIN

NET INCOME	$(25,436)	$211	$(50)	$0	$(31)	$12,644	$462	$0	$18

$(000’S)	DATONG CARBON	C.C. TIANJIN LTD	CALGON MITSUBISHI	ELIM’S	TOTAL DOMESTIC	TOTAL EUROPE	Elim’s	TOTAL CONSOL.

NET SALES
TRADE	$0	$518	$0		$213,494	$121,294		$334,788
AFFILIATES	5,152	10,729	0	(23,336)	18,205	4,785	(22,990)	0

TOTAL	5,152	11,247	0	(23,336)	231,699	126,079	(22,990)	334,788

COST OF SALES (@ STD)	4,202	9,917	122	(20,882)	156,628	80,306	(18,019)	218,915

VARIABLE PGM @ STD	950	1,330	(122)	(2,454)	75,071	45,773	(4,971)	115,873

VARIANCES	0	950	0	(2,454)	736	4,235	(4,971)	0

VARIABLE PGM@ACTUAL	950	380	(122)	0	74,335	41,538	0	115,873

PERIOD COSTS
PLANT OVERHEAD	157	52	0		11,488	6,562		18,050
PRODUCTION SERVICE EXP	0	99	0		10,261	2,752		13,013
STD’S REVISION / LIFO PROVISION	0	0	0		0	0		0
TOTAL	157	151	0		21,749	9,314	0	31,063
DEPRECIATION EXPENSE	441	129	0		15,910	4,189		20,099

GROSS MARGIN	352	100	(122)	0	36,676	28,035	0	64,711

OPERATING EXPENSES
SELLING EXPENSE	0	72	0		12,476	5,085		17,561
MARKETING EXPENSE	0	0	0		3,483	1,167		4,650
MANUFACT/ENG EXPENSE	0	0	0		4,704	1,011		5,715
R&D EXPENSE	0	0	0		4,153	353		4,506
G&A EXPENSE	158	385	0		28,952	7,271		36,223
EGSP	0	0	0		0	0		0
ALLOCATED EXPENSES	0	0	0		(1,780)	1,780		0
TOTAL	158	457	0	0	51,988	16,667	0	68,655

OPER INC BEF RESTRUCTING	194	(357)	(122)	0	(15,312)	11,368	0	(3,944)

RESTRUCTURING CHARGE	0	0	0		2,566	4		2,570

OPERATING INCOME	194	(357)	(122)	0	(17,878)	11,364	0	(6,514)

OTHER INCOME (EXPENSE)
EQUITY INCOME	0	0			0	0		0
NET FOREIGN EXCHANGE	0	(17)	0		(97)	(42)		(139)
OTHER	(1)	1	0	0	(2,663)	(1,256)		(3,919)
INTERCOMPANY	0	0	0	0	529	(529)		0
TOTAL	(1)	(16)	0	0	(2,231)	(1,827)	0	(4,058)

INCOME BEF INT & TAXES	193	(373)	(122)	0	(20,109)	9,537	0	(10,572)

INTEREST (INCOME) EXPENSE
(INCOME)	(1)	(1)	0		(333)	(386)		(719)
EXPENSE	0	0	0		4,351	540		4,891
INTERCOMPANY	0	0	0		(500)	500		0
TOTAL	(1)	(1)	0	0	3,518	654	0	4,172

INCOME BEFORE TAXES	194	(372)	(122)	0	(23,627)	8,883	0	(14,744)

TAX PROVISION	0	0	0		(11,145)	3,092		(8,053)

INCOME BEF MIN INT & EQTY INC	194	(372)	(122)	0	(12,482)	5,791	0	(6,691)

EQUITY IN INCOME (LOSS)			(725)	0	(725)	0		(725)

MINORITY INTEREST	0	0	0	0	0	0		0

INCOME BEF CHG ACCT PRINCIPLE	194	(372)	(847)	0	(13,207)	5,791	0	(7,416)

CUML EFFECT CHG ACCTG PRIN					0	0		0

NET INCOME	$194	$(372)	$(847)	$0	$(13,207)	$5,791	$0	$(7,416)

Attachment (j)

CALGON  CARBON  CORPORATION
CONSOLIDATING  INCOME  STATEMENT
4TH QUARTER, 2005 - RESTATED

$(000’S)	CALG CARB PARENT	BSC COLUMBUS	CCC DISTRIBUTION	CCOT CANADA	CCC COLUMBUS	C.C. INVESTMENTS	CANADA TRAD’L	AST	C.C. ASIA

NET SALES
TRADE	$50,892	$0	$0	$0	$0	$0	$1,789	$0	$0
AFFILIATES	4,086	0	1,302	0	0	0	0	0	0

TOTAL	54,978	0	1,302	0	0	0	1,789	0	0

COST OF SALES (@ STD)	38,657	0	1,222	0	0	0	1,457	0	0

VARIABLE PGM @ STD	16,321	0	80	0	0	0	332	0	0

VARIANCES	561	0	0	0	0	0	0	0	0

VARIABLE PGM@ACTUAL	15,760	0	80	0	0	0	332	0	0

PERIOD COSTS
PLANT OVERHEAD	2,785	0	0	0	0	0	0	0	0
PRODUCTION SERVICE EXP	2,703	0	0	0	0	0	0	0	0
STD’S REVISION / LIFO PROVISION	0	0	0	0	0	0	0	0	0
TOTAL	5,488	0	0	0	0	0	0	0	0
DEPRECIATION EXPENSE	3,605	3	0	0	4	0	0	0	0

GROSS MARGIN	6,667	(3)	80	0	(4)	0	332	0	0

OPERATING EXPENSES
SELLING EXPENSE	2,971	0	0	0	0	0	239	0	(5)
MARKETING EXPENSE	1,075	0	0	0	0	0	0	0	0
MANUFACT/ENG EXPENSE	836	0	0	0	0	0	0	0	0
R&D EXPENSE	1,108	0	0	0	0	0	0	0	0
G&A EXPENSE	7,981	0	0	0	0	0	0	0	0
EGSP	0	0	0	0	0	0	0	0	0
ALLOCATED EXPENSES	(336)	0	0	0	0	18	14	0	0
TOTAL	13,635	0	0	0	0	18	253	0	(5)

OPER INC BEF RESTRUCTING	(6,968)	(3)	80	0	(4)	(18)	79	0	5

RESTRUCTURING CHARGE	(11)	0	0	0	0	0	0	0	0

OPERATING INCOME	(6,957)	(3)	80	0	(4)	(18)	79	0	5

OTHER INCOME (EXPENSE)
EQUITY INCOME	0	0	0	0	0	0	0	0	0
NET FOREIGN EXCHANGE	14	0	0	0	0	0	(10)	0	0
OTHER	(665)	(4)	0	0	(5)	(52)	57	0	0
INTERCOMPANY	3	0	0	0	0	128	0	0	0
TOTAL	(648)	(4)	0	0	(5)	76	47	0	0

INCOME BEF INT & TAXES	(7,605)	(7)	80	0	(9)	58	126	0	5

INTEREST (INCOME) EXPENSE
(INCOME)	(55)	0	0	0	0	0	(10)	0	0
EXPENSE	1,262	0	0	0	0	0	0	0	0
INTERCOMPANY	3,230	0	0	0	0	(3,346)	0	0	0
TOTAL	4,437	0	0	0	0	(3,346)	(10)	0	0

INCOME BEFORE TAXES	(12,042)	(7)	80	0	(9)	3,404	136	0	5

TAX PROVISION	(3,473)	0	0	0	0	0	(131)	0	(1)

INCOME BEF MIN INT & EQTY INC	(8,569)	(7)	80	0	(9)	3,404	267	0	6

EQUITY IN INCOME (LOSS)	0	0	0	0	0	0	0	0	0

MINORITY INTEREST	0	0	0	0	0	0	0	0	0

INCOME BEF CHG ACCT PRINCIPLE	(8,569)	(7)	80	0	(9)	3,404	267	0	6

CUML EFFECT CHG ACCTG PRIN	0	0	0	0	0	0	0	0	0

NET INCOME	$(8,569)	$(7)	$80	$0	$(9)	$3,404	$267	$0	$6

$(000’S)	DATONG CARBON	C.C. TIANJIN LTD	CALGON MITSUBISHI	ELIM’S	TOTAL DOMESTIC	TOTAL EUROPE	Elim’s	TOTAL CONSOL.

NET SALES
TRADE	$0	$141	$0	$0	$52,822	$25,311	$0	$78,133
AFFILIATES	1,775	3,308	0	(6,790)	3,681	784	(4,465)	0

TOTAL	1,775	3,449	0	(6,790)	56,503	26,095	(4,465)	78,133

COST OF SALES (@ STD)	1,406	3,004	291	(5,949)	40,088	15,837	(3,578)	52,347

VARIABLE PGM @ STD	369	445	(291)	(841)	16,415	10,258	(887)	25,786

VARIANCES	0	369	0	(841)	89	798	(887)	0

VARIABLE PGM@ACTUAL	369	76	(291)	0	16,326	9,460	0	25,786

PERIOD COSTS
PLANT OVERHEAD	89	19	0	0	2,893	1,377	0	4,270
PRODUCTION SERVICE EXP	0	48	0	0	2,751	654	0	3,405
STD’S REVISION / LIFO PROVISION	0	0	0	0	0	0	0	0
TOTAL	89	67	0	0	5,644	2,031	0	7,675
DEPRECIATION EXPENSE	161	35	0	0	3,808	902	0	4,710

GROSS MARGIN	119	(26)	(291)	0	6,874	6,527	0	13,401

OPERATING EXPENSES
SELLING EXPENSE	0	24	0	0	3,229	1,103	0	4,332
MARKETING EXPENSE	0	0	0	0	1,075	184	0	1,259
MANUFACT/ENG EXPENSE	0	0	0	0	836	258	0	1,094
R&D EXPENSE	0	0	0	0	1,108	85	0	1,193
G&A EXPENSE	54	132	0	0	8,167	1,631	0	9,798
EGSP	0	0	0	0	0	0	0	0
ALLOCATED EXPENSES	0	0	0	0	(304)	304	0	0
TOTAL	54	156	0	0	14,111	3,565	0	17,676

OPER INC BEF RESTRUCTING	65	(182)	(291)	0	(7,237)	2,962	0	(4,275)

RESTRUCTURING CHARGE	0	0	0	0	(11)	0	0	(11)

OPERATING INCOME	65	(182)	(291)	0	(7,226)	2,962	0	(4,264)

OTHER INCOME (EXPENSE)
EQUITY INCOME	0	0	0	0	0	0	0	0
NET FOREIGN EXCHANGE	0	(4)	0	0	0	2	0	2
OTHER	2	2	0	0	(665)	(673)	0	(1,338)
INTERCOMPANY	0	0	0	0	131	(131)	0	0
TOTAL	2	(2)	0	0	(534)	(802)	0	(1,336)

INCOME BEF INT & TAXES	67	(184)	(291)	0	(7,760)	2,160	0	(5,600)

INTEREST (INCOME) EXPENSE
(INCOME)	(1)	0	0	0	(66)	(95)	0	(161)
EXPENSE	0	0	0	0	1,262	51	0	1,313
INTERCOMPANY	0	0	0	0	(116)	116	0	0
TOTAL	(1)	0	0	0	1,080	72	0	1,152

INCOME BEFORE TAXES	68	(184)	(291)	0	(8,840)	2,088	0	(6,752)

TAX PROVISION	0	0	0	0	(3,605)	758	0	(2,847)

INCOME BEF MIN INT & EQTY INC	68	(184)	(291)	0	(5,235)	1,330	0	(3,905)

EQUITY IN INCOME (LOSS)	0	0	(1,756)	11	(1,745)	0	0	(1,745)

MINORITY INTEREST	0	0	0	0	0	0	0	0

INCOME BEF CHG ACCT PRINCIPLE	68	(184)	(2,047)	11	(6,980)	1,330	0	(5,650)

CUML EFFECT CHG ACCTG PRIN	0	0	0	0	0	0	0	0

NET INCOME	$68	$(184)	$(2,047)	$11	$(6,980)	$1,330	$0	$(5,650)

Attachment (j)

CALGON  CARBON  CORPORATION
CONSOLIDATING  BALANCE  SHEET
DECEMBER, 2005 - RESTATED

$(000’S)	CALGON CARBON PARENT	BSC COLUMBUS	CCC DISTRIBUTION	CCOT CANADA	CCC COLUMBUS	CC INVEST	CANADA TRAD’L	AST	CALGON CARBON ASIA	DATONG CARBON

CURRENT ASSETS
CASH & SECURITIES	$1,207	$399	$38	$0	$10	$5	$349	$0	$82	$162
NOTES & A/R - NET	41,199	0	0	0	0	3,412	1,196	0	0	21
INVENTORIES	49,021	0	16	0	0	0	0	0	0	1,390
OTHER CURRENT ASSETS	15,354	0	0	0	0	0	607	0	0	0

TOTAL CURRENT ASSETS	106,781	399	54	0	10	3,417	2,152	0	82	1,573

PROPERTY, PLANT & EQUIPMT	286,957	601	0	0	741	0	533	0	0	6,594
RESERVE FOR DEPRECIATION	212,343	16	0	0	23	0	0	0	0	1,373

NET PROPERTIES	74,614	585	0	0	718	0	533	0	0	5,221

INTANGIBLES	5,991	0	0	0	0	2,279	0	0	0	0
ORGANIZATION COSTS	0	0	0	0	0	0	0	0	0	0
GOODWILL	18,764	4,674	461	0	(742)	60	7,472	0	0	0
EQUITY INVESTMENTS	91,749	0	0	0	0	23,233	0	0	0	0
OTHER ASSETS	6,086	0	0	0	0	68,248	5	0	13	0
INTERCOMPANY A/R	56,267	0	432	0	0	128,301	0	0	0	946

TOTAL ASSETS	$360,252	$5,658	$947	$0	$(14)	$225,538	$10,162	$0	$95	$7,740

CURRENT LIABILITIES
ACCOUNTS PAYABLE	$29,371	$13	$95	$0	$19	$0	$101	$0	$0	$1,120
ACCRUED P/R, BENEFITS & PENS.	9,298	0	0	0	0	0	10	0	0	10
ACCRUED INCOME TAXES	4,673	0	0	0	0	0	106	0	1	67
ACCRUED INTEREST	3,435	0	0	0	0	0	0	0	0	0
SHORT TERM DEBT	0	0	0	0	0	0	0	0	0	0
CURR PORTION OF L.T. DEBT	0	0	0	0	0	0	0	0	0	0

TOTAL CURRENT LIABILITIES	46,777	13	95	0	19	0	217	0	1	1,197

LONG TERM DEBT	83,925	0	0	0	0		0	0	0	1,364
DEMAND REVOLVING LOAN	0	0	0	0	0	0	0	0	0	0
LESS: PORTION PAY - 1 YR.	0	0	0	0	0	0	0	0	0	0

NET LONG TERM DEBT	83,925	0	0	0	0	0	0	0	0	1,364

DEFERRED TAXES	(3,988)	0	0	0	0	0	1,071	0	0	0
OTHER LONG TERM LIABILITIES	90,424	5,286	0	0	0	0	0	0	0	24
INTERCOMPANY A/P	129,016	0	417	0	0	35,327	773	0	0	3,164

TOTAL LIABILITIES	346,154	5,299	512	0	19	35,327	2,061	0	1	5,749

MINORITY INTEREST	0	0	0	0	0	0	0	0	0	0

STOCKHOLDERS’ EQUITY
COMMON STOCK	424	0	0	0	0	0	209	0	4	0
PAID-IN CAPITAL	68,990	170	500	0	30	86,537	0	0	0	3,448
RETAINED EARNINGS	(22,416)	189	(65)	0	(63)	103,674	6,615	0	86	(1,602)
OTHER COMPREHENSIVE INCOME	(5,771)	0	0	0	0	0	0	0	0	0
CUMULATIVE TRANS. ADJUSTMT	0	0	0	0	0	0	1,277	0	4	145
	41,227	359	435	0	(33)	190,211	8,101	0	94	1,991
LESS: TREASURY STOCK	27,129	0			0		0		0	0

TOTAL STOCKHOLDERS’ EQUITY	14,098	359	435	0	(33)	190,211	8,101	0	94	1,991

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$360,252	$5,658	$947	$0	$(14)	$225,538	$10,162	$0	$95	$7,740

$(000’S)	CC TIANJIN LTD	CALGON MITSUBISHI	7-1-97 PURCHASE ACCOUNTING	ELIM’S	TOTAL DOMESTIC	TOTAL EUROPE	ELIM’S	TOTAL CONSOL.

CURRENT ASSETS
CASH & SECURITIES	$186	$0	$0	$0	$2,438	$14,128	$(11,120)	$5,446
NOTES & A/R - NET	1,126	0	0	(3,412)	43,542	16,519	(3,760)	56,301
INVENTORIES	2,372	0	0	(274)	52,525	22,134	33	74,692
OTHER CURRENT ASSETS	115	0	0		16,076	3,340	1,227	20,643

TOTAL CURRENT ASSETS	3,799	0	0	(3,686)	114,581	56,121	(13,620)	157,082

PROPERTY, PLANT & EQUIPMT	1,599	0	0	0	297,025	77,926	5,606	380,557
RESERVE FOR DEPRECIATION	408	0	0		214,163	50,298		264,461

NET PROPERTIES	1,191	0	0	0	82,862	27,628	5,606	116,096

INTANGIBLES	0	0	0		8,270	1,779		10,049
ORGANIZATION COSTS	0	0	0		0	0		0
GOODWILL	0	0	0	419	31,108	3,766		34,874
EQUITY INVESTMENTS	0	7,034	0	0	122,016	0	(114,797)	7,219
OTHER ASSETS	496	0	0	(67,974)	6,874	12,912	2,762	22,548
INTERCOMPANY A/R	422	0	0	(1,364)	185,004	262	(185,266)	0

TOTAL ASSETS	$5,908	$7,034	$0	$(72,605)	$550,715	$102,468	$(305,315)	$347,868

CURRENT LIABILITIES
ACCOUNTS PAYABLE	$1,340	$0	$0		$32,059	$12,851	$(5)	$44,905
ACCRUED P/R, BENEFITS & PENS.	22	0	0		9,340	3,324		12,664
ACCRUED INCOME TAXES	0	0	0		4,847	5,936		10,783
ACCRUED INTEREST	0	0	0	(3,412)	23	0		23
SHORT TERM DEBT	0	0	0		0	11,120	(11,120)	0
CURR PORTION OF L.T. DEBT	0	0	0		0	0		0

TOTAL CURRENT LIABILITIES	1,362	0	0	(3,412)	46,269	33,231	(11,125)	68,375

LONG TERM DEBT	0	0	0	(1,364)	83,925	0		83,925
DEMAND REVOLVING LOAN	0	0	0		0	0		0
LESS: PORTION PAY - 1 YR.	0	0	0		0	0		0

NET LONG TERM DEBT	0	0	0	(1,364)	83,925	0	0	83,925

DEFERRED TAXES	0	0	0	(548)	(3,465)	7	4,847	1,389
OTHER LONG TERM LIABILITIES	1	0	0	(68,248)	27,487	16,132		43,619
INTERCOMPANY A/P	4,055	0	0	0	172,752	12,509	(185,261)	0

TOTAL LIABILITIES	5,418	0	0	(73,572)	326,968	61,879	(191,539)	197,308

MINORITY INTEREST	0	0	0	0	0	0	0	0

STOCKHOLDERS’ EQUITY
COMMON STOCK	0	0	0	0	637	30	(243)	424
PAID-IN CAPITAL	625	0	0	60	160,360	23,184	(114,554)	68,990
RETAINED EARNINGS	(153)	6,525	0	359	93,149	7,531	1,153	101,833
OTHER COMPREHENSIVE INCOME	0	0	0	0	(5,771)	(2,472)		(8,243)
CUMULATIVE TRANS. ADJUSTMT	18	509	0	548	2,501	12,316	(132)	14,685
	490	7,034	0	967	250,876	40,589	(113,776)	177,689
LESS: TREASURY STOCK	0		0	0	27,129	0	0	27,129

TOTAL STOCKHOLDERS’ EQUITY	490	7,034	0	967	223,747	40,589	(113,776)	150,560

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$5,908	$7,034	$0	$(72,605)	$550,715	$102,468	$(305,315)	$347,868

Attachment (j)

CALGON CARBON CORPORATION
CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2005 - RESTATED
WITH COMPARISONS TO SUBSEQUENT QUARTER PLAN, PRIOR QUARTER AND PRIOR YEAR END

$(000’S)	CURRENT MONTH END 12/31/05	INCR.(DECR.) PRIOR MONTH END	CURRENT MONTH PLAN 12/31/05	PRIOR QTR END 09/30/05	PRIOR YEAR END 12/31/04

CURRENT ASSETS
CASH & MARKETABLE SECURITIES	$5,446	$(1,877)	$8,512	$8,179	$8,780
NOTES & ACCOUNTS REC. - NET.	56,301	(2,591)	57,185	54,361	61,598
INVENTORIES	74,692	237	65,469	68,751	64,843
OTHER CURRENT ASSETS	20,643	1,342	30,467	20,308	23,874

TOTAL CURRENT ASSETS	157,082	(2,889)	161,633	151,599	159,095

PROPERTY, PLANT & EQUIPMENT - GROSS	380,557	5,535	398,749	374,466	387,797
RESERVE FOR DEPRECIATION	264,461	1,600	277,659	260,161	258,512

NET PROPERTIES	116,096	3,935	121,090	114,305	129,285

INTANGIBLES	10,049	(176)	13,737	10,583	12,237
ORGANIZATION COSTS	0	0	0	0	0
GOODWILL	34,874	2	36,940	34,982	35,071
EQUITY INVESTMENTS	7,219	(1,951)	8,954	9,255	8,135
OTHER ASSETS	22,548	5,019	8,871	18,301	20,075

TOTAL ASSETS	$347,868	$3,940	$351,225	$339,025	$363,898

CURRENT LIABILITIES
ACCOUNTS PAYABLE	$44,905	$8,533	$38,143	30,320	41,415
ACCRUED PAYROLL, BENEFITS & PENSIONS	12,664	(66)	10,138	12,144	9,244
ACCRUED INCOME TAXES	10,783	317	9,601	10,641	12,736
ACCRUED INTEREST	23	11	20	19	14
SHORT TERM DEBT	0	0	0	0	0
CURRENT PORTION OF LONG TERM DEBT	0	0	0	0	0

TOTAL CURRENT LIABILITIES	68,375	8,795	57,902	53,124	63,409

LONG TERM DEBT	83,925	(5,506)	71,295	86,203	84,600
DEMAND REVOLVING LOAN	0	0	0	0	0
LESS: PORTION PAYABLE - 1 YR.	0	0	0	0	0

NET LONG TERM DEBT	83,925	(5,506)	71,295	86,203	84,600

DEFERRED TAXES	1,389	592	10,750	3,076	8,235
OTHER LONG TERM LIABILITIES	43,619	8,690	42,859	34,829	39,783

TOTAL LIABILITIES	197,308	12,571	182,806	177,232	196,027

MINORITY INTEREST	0	0	361	0	0

STOCKHOLDERS’ EQUITY
COMMON STOCK	424	0	420	424	420
PAID-IN CAPITAL	68,990	145	65,565	68,768	65,523
RETAINED EARNINGS	101,833	(4,090)	115,159	107,483	112,804
OTHER COMPREHENSIVE INCOME	(8,243)	(5,044)	0	(3,050)	(3,231)
CUMULATIVE TRANSLATION ADJUST.	14,685	358	14,042	15,297	19,484
	177,689	(8,631)	195,186	188,922	195,000
LESS:TREASURY STOCK	27,129	0	27,128	27,129	27,129

TOTAL STOCKHOLDERS’ EQUITY	150,560	(8,631)	168,058	161,793	167,871

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$347,868	$3,940	$351,225	$339,025	$363,898

Attachment (j)

CALGON  CARBON  CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
DECEMBER 2005 - RESTATED

	CURRENT MONTH			YEAR TO DATE

$(000’S)	ACTUAL $	PLAN $	PRIOR YEAR $	ACTUAL $	PLAN $	PRIOR YEAR $

CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME	$(4,090)	$(336)	$965	$(7,416)	$8,470	$5,888
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	0	0	0	0	0	0
DEPRECIATION AND AMORTIZATION	1,429	1,703	2,271	22,062	22,759	23,126
NON-CASH CURTAILMENT LOSS & RESTR. WRITE DOWNS	603	0	0	2,976	0	0
(EARNINGS) LOSS IN JOINT VENTURE	1,796	(154)	(70)	725	(723)	(1,000)
DISTRIBUTIONS RECEIVED FROM JOINT VENTURES	0	0	0	254	0	0
EMPLOYEE BENEFIT PLAN PROVISIONS	6	408	798	4,046	4,696	4,580
CHANGES IN ASSETS AND LIABILITIES - NET OF EFFECTS FROM PURCHASE OF BUSINESSES, EXCHANGE AND NON-CASH RESTRUCTURING ASSET AND LIABILITY WRITE DOWNS (WRITE UPS):	—	—	—	—	—	—
(INCREASE) DECREASE IN RECEIVABLES	2,952	5,234	(259)	4,273	4,806	(3,469)
(INCREASE) DECREASE IN INVENTORIES	(267)	(1,852)	(1,526)	(13,009)	(3,200)	(2,076)
(INCREASE) DECREASE IN OTHER CURRENT ASSETS	(1,431)	89	3,206	2,787	(1,081)	1,410
(DECREASE) IN RESTRUCTURING RESERVE	68	6	235	(498)	(379)	(336)
INCREASE (DECREASE) IN ACCOUNTS PAYABLE AND ACCRUALS	8,619	640	1,449	7,299	(2,583)	(1,096)
INCREASE (DECREASE) ACCR INCOME TAXES	317	(282)	(1,354)	(1,953)	285	(1,510)
INCREASE (DECREASE) IN LONG-TERM DEFERRED INCOME TAXES (NET)	338	(309)	(2,732)	(4,005)	(862)	(2,357)
OTHER ITEMS - NET	(192)	(11)	(789)	(4,701)	1,032	(3,086)

NET CASH PROVIDED BY OPERATING ACTIVITIES	10,148	5,136	2,194	12,840	33,220	20,074

CASH FLOWS FROM INVESTING ACTIVITIES
PURCHASE OF BUSINESSES (Net of Cash)	0	0	172	(856)	0	(35,250)
PURCHASE OF INTANGIBLES	0	0	(20)	0	0	(687)
PROPERTY, PLANT AND EQUIPMENT EXPENDITURES	(6,052)	(8,021)	422	(15,996)	(13,559)	(12,413)
PROCEEDS FROM DISPOSALS OF EQUIPMENT	230	0	55	1,356	0	1,527

NET CASH (USED IN) INVESTING ACTIVITIES	(5,822)	(8,021)	629	(15,496)	(13,559)	(46,823)

CASH FLOWS FROM FINANCING ACTIVITIES
NET PROCEEDS FROM (REPAYMENTS OF) BORROWINGS	(5,506)	3,883	(2,304)	(675)	(15,894)	30,339
TREASURY STOCK PURCHASES	0	0	0	0	0	0
COMMONS STOCK DIVIDENDS	0	(1,176)	(1,173)	(3,555)	(4,704)	(4,685)
COMMON STOCK ISSUED	64	0	253	3,050	0	856

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(5,442)	2,707	(3,224)	(1,180)	(20,598)	26,510

EFFECT OF EXCHANGE RATE CHANGE ON CASH	(761)	0	798	502	0	65
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,877)	(178)	397	(3,334)	(937)	(174)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,323	8,682	8,383	8,780	9,441	8,954

CASH AND CASH EQUIVALENTS, END OF PERIOD	$5,446	$8,504	$8,780	$5,446	$8,504	$8,780

Attachment (j)

CALGON  CARBON  CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
DECEMBER 2005 - RESTATED

	THREE MONTHS ENDED			YEAR TO DATE

$(000’S)	ACTUAL $	PLAN $	PRIOR YEAR $	ACTUAL $	PLAN $	PRIOR YEAR $

CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME	$(5,650)	$1,164	$922	$(7,416)	$8,470	$5,888
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	0	0	0	0	0	0
DEPRECIATION AND AMORTIZATION	5,191	5,511	6,314	22,062	22,759	23,126
NON-CASH CURTAILMENT LOSS & RESTR. WRITE DOWNS	603	0	0	2,976	0	0
(EARNINGS) LOSS IN JOINT VENTURE	1,745	(276)	(152)	725	(723)	(1,000)
DISTRIBUTIONS RECEIVED FROM JOINT VENTURES	0	0	0	254	0	0
EMPLOYEE BENEFIT PLAN PROVISIONS	719	1,028	1,609	4,046	4,696	4,580
CHANGES IN ASSETS AND LIABILITIES - NET OF EFFECTS FROM PURCHASE OF BUSINESSES, EXCHANGE AND NON-CASH RESTRUCTURING ASSET AND LIABILITY WRITE DOWNS (WRITE UPS):	—	—	—	—	—	—
(INCREASE) DECREASE IN RECEIVABLES	(2,357)	3,138	(31)	4,273	4,806	(3,469)
(INCREASE) DECREASE IN INVENTORIES	(7,113)	(3,320)	(4,330)	(13,009)	(3,200)	(2,076)
(INCREASE) DECREASE IN OTHER CURRENT ASSETS	(524)	427	4,028	2,787	(1,081)	1,410
(DECREASE) IN RESTRUCTURING RESERVE	(105)	(130)	135	(498)	(379)	(336)
INCREASE (DECREASE) IN ACCOUNTS PAYABLE AND ACCRUALS	16,424	(823)	622	7,299	(2,583)	(1,096)
INCREASE (DECREASE) ACCR INCOME TAXES	142	239	(1,262)	(1,953)	285	(1,510)
INCREASE (DECREASE) IN LONG-TERM DEFERRED INCOME TAXES (NET)	(1,277)	(356)	(3,253)	(4,005)	(862)	(2,357)
OTHER ITEMS - NET	(338)	(289)	740	(4,701)	1,032	(3,086)

NET CASH PROVIDED BY OPERATING ACTIVITIES	7,460	6,313	5,342	12,840	33,220	20,074

CASH FLOWS FROM INVESTING ACTIVITIES
PURCHASE OF BUSINESSES (Net of Cash)	0	0	172	(856)	0	(35,250)
PURCHASE OF INTANGIBLES	0	0	(20)	0	0	(687)
PROPERTY, PLANT AND EQUIPMENT EXPENDITURES	(7,830)	(8,316)	(971)	(15,996)	(13,559)	(12,413)
PROCEEDS FROM DISPOSALS OF EQUIPMENT	238	0	1,090	1,356	0	1,527

NET CASH (USED IN) INVESTING ACTIVITIES	(7,592)	(8,316)	271	(15,496)	(13,559)	(46,823)

CASH FLOWS FROM FINANCING ACTIVITIES
NET PROCEEDS FROM (REPAYMENTS OF) BORROWINGS	(2,278)	2,382	(904)	(675)	(15,894)	30,339
TREASURY STOCK PURCHASES	0	0	0	0	0	0
COMMONS STOCK DIVIDENDS	0	(1,176)	(1,173)	(3,555)	(4,704)	(4,685)
COMMON STOCK ISSUED	64	0	567	3,050	0	856

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(2,214)	1,206	(1,510)	(1,180)	(20,598)	26,510

EFFECT OF EXCHANGE RATE CHANGE ON CASH	(387)	0	(271)	502	0	65
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,733)	(797)	3,832	(3,334)	(937)	(174)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	8,179	9,301	4,948	8,780	9,441	8,954

CASH AND CASH EQUIVALENTS, END OF PERIOD	$5,446	$8,504	$8,780	$5,446	$8,504	$8,780

Attachment (j)

Calgon Carbon Corporation
Profit Segment Reporting
Consoldiated
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	23,998	27,278	32,130	32,052	30,941	33,334	25,260	26,883	24,785	24,963	26,879	25,881	334,385
COGS @ Actual	15,481	16,600	20,647	20,701	19,748	22,245	16,864	17,365	16,918	17,151	16,948	17,279	217,947
PGM @ Actual	8,517	10,678	11,483	11,351	11,193	11,089	8,396	9,518	7,867	7,812	9,931	8,602	116,438

Product Gross Margin %	35.5%	39.1%	35.7%	35.4%	36.2%	33.3%	33.2%	35.4%	31.7%	31.3%	36.9%	33.2%	34.8%

Plant Overhead	1,627	1,544	1,460	1,510	1,660	1,521	1,483	1,503	1,471	1,478	1,361	1,431	18,050
Production Service expense	1,213	968	1,072	1,238	1,067	1,014	978	1,062	995	1,198	968	1,239	13,013
Total Period Costs	2,840	2,512	2,532	2,749	2,727	2,535	2,460	2,565	2,466	2,676	2,329	2,671	31,063
Depreciation	1,714	1,718	1,858	1,746	1,738	1,716	1,655	1,631	1,612	1,749	1,692	1,269	20,099
Total Gross Margin	3,963	6,448	7,093	6,857	6,727	6,838	4,281	5,322	3,789	3,387	5,910	4,662	65,276

Gross Margin %	16.5%	23.6%	22.1%	21.4%	21.7%	20.5%	16.9%	19.8%	15.3%	13.6%	22.0%	18.0%	19.5%

Selling expense	1,529	1,531	1,562	1,553	1,476	1,427	1,347	1,476	1,422	1,525	1,555	1,280	17,682
Marketing expense	482	374	360	504	438	225	400	281	327	324	456	477	4,649
Manufacturing and engineering	585	335	358	405	419	397	379	471	1,538	345	405	430	6,068
Research and development	327	313	352	389	339	350	319	314	344	339	354	414	4,154
General and Administrative	2,317	2,786	3,870	2,956	2,543	2,237	2,969	2,288	2,928	2,741	2,799	3,754	34,187
Operating Expenses	5,240	5,339	6,501	5,806	5,216	4,636	5,415	4,830	6,560	5,273	5,570	6,355	66,740
Restructuring charge	0	844	1,566	3	55	43	13	49	8	4	2	(17)	2,570
Operating income	(1,277)	266	(974)	1,047	1,456	2,159	(1,147)	443	(2,779)	(1,890)	338	(1,676)	(4,034)

Operating Margin %	-5.3%	1.0%	-3.0%	3.3%	4.7%	6.5%	-4.5%	1.6%	-11.2%	-7.6%	1.3%	-6.5%	-1.2%

Other (expenses) and income:
Foriegn exchange, net	13	(13)	(39)	18	17	(5)	(11)	(65)	(56)	55	(1)	(52)	(139)
Other Inc/(Exp)	(329)	(321)	(223)	(344)	(272)	(123)	(378)	(387)	(204)	(315)	(420)	(603)	(3,919)
Other income/(expense)	(316)	(334)	(262)	(326)	(255)	(128)	(389)	(452)	(260)	(260)	(421)	(655)	(4,058)
Interest Income	(60)	(43)	(78)	(60)	(39)	(113)	(43)	(43)	(79)	(40)	(38)	(83)	(719)
Interest Expense	350	333	409	383	436	419	383	429	436	446	451	416	4,891
Interest (income)/expense	290	290	331	323	397	306	340	386	357	406	413	333	4,172
Net Income Before Taxes	(1,883)	(358)	(1,567)	398	804	1,725	(1,876)	(395)	(3,396)	(2,556)	(496)	(2,664)	(12,264)
Current income tax expense	(511)	(55)	(148)	76	152	420	(254)	(47)	(4,304)	(1,208)	(234)	(1,003)	(7,116)
Equity (loss)/income	(12)	161	124	298	44	8	290	90	17	(16)	67	(1,796)	(725)
Net Income	(1,384)	(142)	(1,295)	620	696	1,313	(1,332)	(258)	925	(1,364)	(194)	(3,459)	(5,876)
Adjustments:
Amortization of intangibles	(176)	(180)	(183)	(155)	(162)	(161)	(161)	(156)	(149)	(160)	(162)	(160)	(1,963)
Interest Income (Net of Tax @ 39%)	37	26	48	37	24	69	26	26	48	24	23	51	439
Interest Expense (Net of Tax @ 39%)	(214)	(203)	(249)	(234)	(266)	(256)	(234)	(262)	(266)	(272)	(275)	(254)	(2,984)
Total adjustments	(353)	(357)	(385)	(352)	(404)	(347)	(368)	(391)	(367)	(408)	(414)	(363)	(4,508)

NOPAT	(1,031)	215	(350)	972	1,099	1,660	(953)	134	1,291	(957)	220	(3,096)	(1,368)

EBITDA	297	1,830	1,420	2,622	3,101	3,908	291	1,779	(1,278)	(241)	1,771	(902)	14,597

Attachment (j)

Calgon Carbon Corporation
Profit Segment Reporting
Americas Consolidated
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	15,661	17,093	18,435	17,520	17,960	19,769	13,254	15,698	15,383	15,386	16,486	16,210	198,857
COGS @ Actual	10,534	10,865	12,115	11,552	11,642	13,145	8,862	9,897	11,120	10,772	10,894	11,867	133,266
PGM @ Actual	5,127	6,228	6,321	5,968	6,319	6,624	4,391	5,801	4,263	4,614	5,592	4,343	65,591

Product Gross Margin %	32.7%	36.4%	34.3%	34.1%	35.2%	33.5%	33.1%	37.0%	27.7%	30.0%	33.9%	26.8%	33.0%

Plant Overhead	819	744	782	706	775	750	716	742	698	704	651	812	8,901
Production Service expense	826	635	663	824	706	669	645	660	691	776	642	885	8,622
Total Period Costs	1,645	1,379	1,445	1,531	1,481	1,419	1,361	1,401	1,389	1,479	1,293	1,697	17,522
Depreciation	916	910	980	915	925	925	905	910	908	907	904	765	10,871
Total Gross Margin	2,566	3,939	3,896	3,521	3,913	4,279	2,125	3,490	1,966	2,227	3,395	1,880	37,198

Gross Margin %	16.4%	23.0%	21.1%	20.1%	21.8%	21.6%	16.0%	22.2%	12.8%	14.5%	20.6%	11.6%	18.7%

Selling expense	992	926	999	970	899	944	835	975	949	995	977	952	11,413
Marketing expense	337	264	253	339	231	83	257	203	202	222	358	383	3,132
Manufacturing and engineering	430	252	240	311	271	308	270	358	1,054	237	287	327	4,345
Research and development	327	313	352	389	339	350	319	314	344	339	354	414	4,154
General and Administrative	1,429	1,762	2,281	1,732	1,473	1,484	1,898	1,322	1,987	1,810	1,815	2,676	21,668
Operating Expenses	3,514	3,517	4,125	3,741	3,214	3,169	3,579	3,171	4,536	3,604	3,791	4,751	44,711
Restructuring charge	0	552	919	2	33	25	7	28	5	2	1	(11)	1,563
Operating income	(948)	(131)	(1,148)	(221)	667	1,085	(1,461)	291	(2,575)	(1,379)	(398)	(2,860)	(9,077)

Operating Margin %	-6.1%	-0.8%	-6.2%	-1.3%	3.7%	5.5%	-11.0%	1.9%	-16.7%	-9.0%	-2.4%	-17.6%	-4.6%

Other (expenses) and income:
Foriegn exchange, net	9	(9)	(23)	10	10	(3)	(6)	(37)	(37)	35	(1)	(36)	(87)
Other Inc/(Exp)	(227)	(223)	(155)	(206)	(177)	(90)	(255)	(246)	(144)	(215)	(285)	(374)	(2,596)
Other income/(expense)	(218)	(232)	(178)	(196)	(167)	(93)	(261)	(283)	(180)	(180)	(286)	(409)	(2,683)
Interest Income	(41)	(28)	(46)	(33)	(23)	(67)	(23)	(25)	(52)	(25)	(24)	(57)	(444)
Interest Expense	238	218	240	214	257	248	201	244	287	280	290	286	3,003
Interest (income)/expense	197	190	194	180	234	181	179	220	235	255	265	229	2,559
Net Income Before Taxes	(1,363)	(552)	(1,521)	(597)	266	811	(1,900)	(212)	(2,990)	(1,814)	(949)	(3,498)	(14,319)
Current income tax expense	(370)	(86)	(149)	(114)	50	198	(257)	(25)	(3,789)	(857)	(449)	(1,316)	(7,164)
Equity (loss)/income	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Income	(994)	(467)	(1,372)	(483)	215	614	(1,642)	(187)	799	(957)	(500)	(2,184)	(7,157)
Adjustments:
Amortization of intangibles	(131)	(137)	(139)	(111)	(119)	(120)	(120)	(115)	(108)	(118)	(120)	(118)	(1,454)
Interest Income (Net of Tax @ 39%)	25	17	28	20	14	41	14	15	32	15	15	35	271
Interest Expense (Net of Tax @ 39%)	(145)	(133)	(146)	(130)	(157)	(151)	(123)	(149)	(175)	(171)	(177)	(174)	(1,832)
Total adjustments	(251)	(252)	(257)	(221)	(261)	(230)	(229)	(249)	(251)	(274)	(282)	(258)	(3,015)

NOPAT	(743)	(214)	(1,115)	(262)	477	844	(1,402)	63	1,050	(684)	(218)	(1,927)	(4,142)

EBITDA	(119)	684	(208)	610	1,544	2,037	(685)	1,033	(1,739)	(534)	340	(2,386)	566

Attachment (j)

Calgon Carbon Corporation
Profit Segment Reporting
Americas Carbon & Service
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	11,562	13,067	13,174	12,747	13,302	14,652	10,112	12,760	11,225	12,120	13,083	13,335	151,140
COGS @ Actual	7,600	8,256	8,702	8,190	8,666	9,576	6,743	7,669	8,111	8,400	8,398	9,538	99,850
PGM @ Actual	3,962	4,811	4,472	4,557	4,636	5,077	3,369	5,091	3,115	3,720	4,685	3,797	51,290

Product Gross Margin %	34.3%	36.8%	33.9%	35.7%	34.9%	34.6%	33.3%	39.9%	27.7%	30.7%	35.8%	28.5%	33.9%

Plant Overhead	790	742	766	690	751	731	698	723	679	686	632	793	8,683
Production Service expense	826	635	663	824	706	669	645	660	691	776	642	885	8,622
Total Period Costs	1,615	1,377	1,429	1,515	1,457	1,401	1,343	1,383	1,370	1,462	1,275	1,678	17,304
Depreciation	802	801	843	799	809	808	796	808	793	802	800	681	9,541
Total Gross Margin	1,545	2,633	2,199	2,243	2,370	2,868	1,230	2,900	951	1,457	2,610	1,438	24,445

Gross Margin %	13.4%	20.2%	16.7%	17.6%	17.8%	19.6%	12.2%	22.7%	8.5%	12.0%	20.0%	10.8%	16.2%

Selling expense	561	532	559	556	513	582	493	535	541	575	543	543	6,534
Marketing expense	244	206	181	207	131	38	149	104	123	164	170	236	1,952
Manufacturing and engineering	208	150	206	173	189	225	172	208	697	155	163	182	2,728
Research and development	239	226	257	288	251	259	241	234	254	246	256	300	3,050
General and Administrative	1,025	1,034	1,449	1,017	1,039	815	1,030	907	1,152	1,115	1,121	1,897	13,601
Operating Expenses	2,277	2,148	2,653	2,240	2,123	1,919	2,086	1,988	2,767	2,256	2,253	3,158	27,866
Restructuring charge	0	419	657	1	24	18	5	21	4	2	1	(9)	1,144
Operating income	(732)	66	(1,110)	1	223	931	(861)	891	(1,820)	(801)	356	(1,710)	(4,565)

Operating Margin %	-6.3%	0.5%	-8.4%	0.0%	1.7%	6.4%	-8.4%	7.0%	-16.2%	-6.6%	2.7%	-12.8%	-3.0%

Other (expenses) and income:
Foriegn exchange, net	6	(6)	(16)	7	7	(2)	(4)	(29)	(27)	27	(0)	(29)	(66)
Other Inc/(Exp)	(187)	(184)	(128)	(172)	(146)	(81)	(159)	(193)	(85)	(171)	(223)	(424)	(2,153)
Other income/(expense)	(181)	(190)	(145)	(165)	(138)	(84)	(164)	(221)	(112)	(144)	(223)	(453)	(2,219)
Interest Income	(29)	(21)	(33)	(24)	(17)	(49)	(17)	(19)	(38)	(20)	(19)	(46)	(332)
Interest Expense	172	166	172	152	191	180	153	189	209	218	223	230	2,256
Interest (income)/expense	142	144	140	128	174	132	136	170	171	199	205	184	1,925
Net Income Before Taxes	(1,055)	(268)	(1,394)	(291)	(89)	716	(1,161)	499	(2,103)	(1,143)	(71)	(2,347)	(8,709)
Current income tax expense	(286)	(42)	(137)	(56)	(17)	174	(157)	60	(2,665)	(540)	(34)	(884)	(4,583)
Equity (loss)/income	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Income	(769)	(226)	(1,258)	(235)	(72)	541	(1,004)	439	562	(603)	(38)	(1,466)	(4,129)
Adjustments:
Amortization of intangibles	(99)	(105)	(104)	(87)	(90)	(90)	(90)	(90)	(58)	(94)	(94)	(94)	(1,096)
Interest Income (Net of Tax @ 39%)	18	13	20	14	10	30	10	12	23	12	11	28	202
Interest Expense (Net of Tax @ 39%)	(105)	(101)	(105)	(92)	(117)	(110)	(93)	(116)	(128)	(133)	(136)	(140)	(1,376)
Total adjustments	(186)	(193)	(189)	(165)	(196)	(171)	(173)	(194)	(162)	(215)	(219)	(206)	(2,270)

NOPAT	(583)	(33)	(1,069)	(70)	124	712	(820)	633	725	(388)	181	(1,259)	(1,859)

EBITDA	(12)	782	(308)	723	984	1,745	(128)	1,567	(1,081)	(49)	1,027	(1,388)	3,853

Attachment (j)

Calgon Carbon Corporation
 Profit Segment Reporting
Americas Equipment
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	3,867	3,791	4,491	4,465	4,213	4,876	2,883	2,543	3,630	2,571	2,869	2,694	42,892
COGS @ Actual	2,818	2,535	2,928	3,256	2,712	3,456	1,987	2,022	2,643	1,916	2,113	2,168	30,554
PGM @ Actual	1,048	1,256	1,563	1,208	1,501	1,421	896	521	988	655	756	525	12,338

Product Gross Margin %	27.1%	33.1%	34.8%	27.1%	35.6%	29.1%	31.1%	20.5%	27.2%	25.5%	26.3%	19.5%	28.8%

Plant Overhead	30	3	16	16	24	19	19	18	19	18	19	20	218
Production Service expense	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Period Costs	30	3	16	16	24	19	19	18	19	18	19	20	218
Depreciation	112	107	127	113	112	115	106	98	109	98	99	83	1,281
Total Gross Margin	907	1,147	1,420	1,079	1,365	1,287	772	404	859	539	638	422	10,839

Gross Margin %	23.4%	30.3%	31.6%	24.2%	32.4%	26.4%	26.8%	15.9%	23.7%	20.9%	22.2%	15.7%	25.3%

Selling expense	422	386	432	406	374	355	334	430	401	411	427	402	4,782
Marketing expense	59	46	40	49	30	10	35	25	28	36	39	50	448
Manufacturing and engineering	222	101	34	138	83	83	98	150	333	84	124	145	1,595
Research and development	73	72	78	83	73	74	63	65	74	78	83	96	913
General and Administrative	376	696	787	680	394	643	830	380	785	642	648	719	7,579
Operating Expenses	1,153	1,303	1,372	1,356	953	1,165	1,360	1,051	1,621	1,251	1,320	1,410	15,316
Restructuring charge	0	130	225	1	8	7	2	6	1	0	0	(2)	377
Operating income	(246)	(286)	(177)	(278)	404	115	(590)	(653)	(763)	(713)	(682)	(986)	(4,854)

Operating Margin %	-6.4%	-7.6%	-3.9%	-6.2%	9.6%	2.4%	-20.5%	-25.7%	-21.0%	-27.7%	-23.8%	-36.6%	-11.3%

Other (expenses) and income:
Foriegn exchange, net	2	(2)	(6)	3	2	(1)	(1)	(8)	(9)	6	(0)	(7)	(19)
Other Inc/(Exp)	(19)	(20)	(6)	(14)	(10)	10	(73)	(31)	(38)	(21)	(37)	75	(184)
Other income/(expense)	(17)	(22)	(11)	(11)	(8)	9	(74)	(39)	(47)	(15)	(37)	68	(203)
Interest Income	(11)	(7)	(11)	(9)	(5)	(18)	(5)	(5)	(12)	(4)	(5)	(10)	(103)
Interest Expense	64	51	58	60	60	65	45	50	68	50	56	52	679
Interest (income)/expense	53	44	47	51	55	48	40	45	56	45	51	42	576
Net Income Before Taxes	(316)	(352)	(235)	(339)	342	76	(704)	(737)	(865)	(773)	(771)	(959)	(5,633)
Current income tax expense	(86)	(55)	(23)	(65)	65	19	(96)	(88)	(1,097)	(365)	(364)	(360)	(2,515)
Equity (loss)/income	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Income	(230)	(298)	(212)	(274)	277	58	(608)	(648)	231	(408)	(406)	(599)	(3,118)
Adjustments:
Amortization of intangibles	(13)	(13)	(15)	(5)	(10)	(10)	(9)	(6)	(31)	(5)	(6)	(5)	(126)
Interest Income (Net of Tax @ 39%)	7	4	7	6	3	11	3	3	8	3	3	6	63
Interest Expense (Net of Tax @ 39%)	(39)	(31)	(35)	(37)	(37)	(40)	(28)	(30)	(42)	(30)	(34)	(32)	(414)
Total adjustments	(45)	(40)	(43)	(36)	(43)	(39)	(33)	(33)	(65)	(33)	(37)	(30)	(478)

NOPAT	(185)	(258)	(169)	(239)	320	97	(575)	(615)	296	(375)	(369)	(568)	(2,640)

EBITDA	(138)	(189)	(46)	(171)	519	249	(549)	(588)	(669)	(624)	(614)	(829)	(3,650)

Attachment (j)

Calgon Carbon Corporation
Profit Segment Reporting
Americas Consumer
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	232	236	771	308	445	240	258	395	527	695	535	181	4,824
COGS @ Actual	115	74	485	106	264	114	132	206	366	456	383	160	2,862
PGM @ Actual	117	161	286	202	181	126	126	189	161	239	152	21	1,963

Product Gross Margin %	50.3%	68.4%	37.1%	65.7%	40.8%	52.5%	48.9%	47.9%	30.5%	34.4%	28.3%	11.5%	40.7%

Plant Overhead	0	0	0	0	0	0	0	0	0	0	0	0	0
Production Service expense	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Period Costs	0	0	0	0	0	0	0	0	0	0	0	0	0
Depreciation	2	2	10	3	4	2	3	4	5	7	5	1	49
Total Gross Margin	114	159	277	199	177	124	123	185	156	232	147	19	1,913

Gross Margin %	49.3%	67.5%	35.9%	64.8%	39.8%	51.7%	47.8%	46.9%	29.5%	33.4%	27.4%	10.7%	39.7%

Selling expense	8	7	8	8	11	7	7	10	7	9	7	7	97
Marketing expense	34	13	32	83	70	34	73	73	52	22	149	97	732
Manufacturing and engineering	0	0	0	0	0	0	0	0	24	(2)	0	0	22
Research and development	15	14	16	18	16	16	15	15	16	15	16	19	191
General and Administrative	28	32	45	35	40	26	38	34	49	53	46	60	487
Operating Expenses	85	66	101	144	138	84	133	132	148	98	218	183	1,529
Restructuring charge	0	4	37	0	1	0	0	1	0	0	0	(0)	42
Operating income	30	89	139	55	39	40	(10)	53	8	134	(72)	(164)	342

Operating Margin %	12.9%	37.9%	18.0%	18.0%	8.7%	16.5%	-3.8%	13.4%	1.5%	19.3%	-13.4%	-90.3%	7.1%

Other (expenses) and income:
Foriegn exchange, net	0	(0)	(1)	0	0	(0)	(0)	(1)	(1)	1	(0)	(0)	(2)
Other Inc/(Exp)	(20)	(20)	(21)	(20)	(21)	(19)	(22)	(22)	(20)	(23)	(26)	(25)	(259)
Other income/(expense)	(20)	(20)	(22)	(20)	(20)	(19)	(22)	(23)	(21)	(22)	(26)	(25)	(261)
Interest Income	(0)	(0)	(2)	(0)	(1)	(1)	(0)	(1)	(2)	(1)	(1)	(1)	(9)
Interest Expense	3	1	10	2	6	2	3	5	9	12	10	4	67
Interest (income)/expense	2	1	8	2	5	2	3	5	8	11	9	3	58
Net Income Before Taxes	8	68	109	34	13	19	(35)	26	(21)	102	(107)	(192)	23
Current income tax expense	2	11	11	6	2	5	(5)	3	(27)	48	(51)	(72)	(66)
Equity (loss)/income	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Income	5	58	98	27	11	14	(30)	23	6	54	(56)	(120)	89
Adjustments:
Amortization of intangibles	(19)	(19)	(20)	(19)	(19)	(19)	(21)	(19)	(19)	(19)	(20)	(19)	(232)
Interest Income (Net of Tax @ 39%)	0	0	1	0	0	0	0	0	1	1	1	0	6
Interest Expense (Net of Tax @ 39%)	(2)	(1)	(6)	(1)	(4)	(1)	(2)	(3)	(6)	(7)	(6)	(2)	(41)
Total adjustments	(20)	(20)	(25)	(20)	(22)	(20)	(23)	(22)	(24)	(26)	(26)	(21)	(267)

NOPAT	26	77	123	47	33	34	(7)	44	29	79	(31)	(99)	357

EBITDA	31	91	146	57	42	42	(8)	53	11	139	(73)	(168)	362

Attachment (j)

Calgon Carbon Corporation
Profit Segment Reporting
Asia Consolidated
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	1,022	927	1,120	1,279	1,056	1,612	997	717	1,177	1,283	1,615	1,431	14,234
COGS @ Actual	536	380	626	716	370	899	546	351	753	748	926	1,024	7,874
PGM @ Actual	486	547	494	562	685	713	450	366	424	535	689	408	6,360

Product Gross Margin %	47.6%	59.0%	44.1%	44.0%	64.9%	44.2%	45.2%	51.0%	36.1%	41.7%	42.7%	28.5%	44.7%

Plant Overhead	74	87	88	93	93	82	81	95	92	148	93	150	1,176
Production Service expense	69	48	50	72	53	49	51	48	59	60	59	81	700
Total Period Costs	144	135	138	164	146	130	132	144	150	207	153	232	1,876
Depreciation	125	131	127	121	120	124	120	111	120	239	189	0	1,527
Total Gross Margin	217	280	229	277	419	459	198	111	154	89	348	176	2,957

Gross Margin %	21.3%	30.2%	20.5%	21.7%	39.7%	28.5%	19.9%	15.5%	13.1%	6.9%	21.5%	12.3%	20.8%

Selling expense	58	99	95	93	97	105	60	110	45	84	120	98	1,063
Marketing expense	27	24	21	20	49	18	21	19	40	39	49	24	351
Manufacturing and engineering	0	0	0	0	0	0	0	0	49	(3)	0	1	47
Research and development	0	0	0	0	0	0	0	0	0	(0)	0	0	0
General and Administrative	77	84	70	180	71	85	86	98	132	111	128	226	1,346
Operating Expenses	162	207	186	293	217	208	166	227	266	230	297	348	2,806
Restructuring charge	0	19	47	0	1	2	0	1	0	0	0	(1)	71
Operating income	56	54	(4)	(16)	201	249	31	(117)	(113)	(141)	51	(171)	80

Operating Margin %	5.4%	5.9%	-0.4%	-1.2%	19.1%	15.5%	3.1%	-16.4%	-9.6%	-11.0%	3.1%	-12.0%	0.6%

Other (expenses) and income:
Foriegn exchange, net	0	(0)	(1)	1	0	(0)	(0)	(1)	(2)	2	(0)	(3)	(5)
Other Inc/(Exp)	(6)	(4)	(2)	(7)	(2)	1	(6)	(5)	(3)	(7)	(14)	(35)	(90)
Other income/(expense)	(6)	(4)	(3)	(7)	(2)	1	(6)	(6)	(5)	(4)	(14)	(39)	(95)
Interest Income	(2)	(1)	(2)	(2)	(1)	(5)	(1)	(1)	(4)	(2)	(2)	(5)	(27)
Interest Expense	12	8	12	13	8	17	12	9	19	19	25	25	180
Interest (income)/expense	10	7	10	11	7	12	11	8	16	18	23	20	152
Net Income Before Taxes	40	44	(17)	(34)	192	237	14	(131)	(133)	(164)	14	(229)	(167)
Current income tax expense	11	7	(2)	(6)	36	58	2	(16)	(169)	(77)	7	(86)	(236)
Equity (loss)/income	(12)	161	124	298	44	8	290	90	17	(16)	67	(1,796)	(725)
Net Income	17	198	109	271	199	188	302	(25)	53	(102)	74	(1,939)	(656)
Adjustments:
Amortization of intangibles	0	0	0	0	0	0	0	0	0	0	0	0	0
Interest Income (Net of Tax @ 39%)	1	1	1	1	0	3	1	1	2	1	1	3	17
Interest Expense (Net of Tax @ 39%)	(7)	(5)	(8)	(8)	(5)	(10)	(8)	(5)	(12)	(12)	(15)	(15)	(110)
Total adjustments	(6)	(4)	(6)	(7)	(5)	(8)	(7)	(5)	(10)	(11)	(14)	(12)	(93)

NOPAT	23	202	115	277	204	195	309	(21)	62	(91)	88	(1,927)	(563)

EBITDA	174	182	120	98	319	374	146	(12)	2	93	225	(210)	1,512

Attachment (j)

Calgon Carbon Corporation
Profit Segment Reporting
Asia Carbon & Service
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	917	921	1,084	1,180	976	1,455	981	684	1,121	1,260	1,447	1,374	13,401
COGS @ Actual	472	376	607	707	347	842	534	338	714	729	884	976	7,526
PGM @ Actual	446	545	477	473	629	613	447	346	407	532	564	398	5,875

Product Gross Margin %	48.6%	59.2%	44.0%	40.1%	64.5%	42.1%	45.6%	50.6%	36.3%	42.2%	38.9%	29.0%	43.8%

Plant Overhead	74	87	88	93	93	82	81	95	92	148	93	150	1,176
Production Service expense	69	48	50	72	53	49	51	48	59	60	59	81	700
Total Period Costs	144	135	138	164	146	130	132	144	150	207	153	232	1,876
Depreciation	124	131	126	120	119	123	120	111	119	239	187	(0)	1,519
Total Gross Margin	178	278	212	188	364	360	195	91	138	86	224	167	2,480

Gross Margin %	19.4%	30.2%	19.5%	16.0%	37.3%	24.7%	19.9%	13.4%	12.3%	6.8%	15.5%	12.1%	18.5%

Selling expense	55	96	95	90	95	104	58	108	44	82	118	95	1,041
Marketing expense	27	24	21	20	49	18	21	19	40	39	49	24	351
Manufacturing and engineering	0	0	0	0	0	0	0	0	46	(2)	0	1	45
Research and development	0	0	0	0	0	0	0	0	0	(0)	0	0	(0)
General and Administrative	73	84	69	180	69	83	85	98	130	110	125	222	1,328
Operating Expenses	156	204	185	290	214	205	163	226	260	228	293	341	2,764
Restructuring charge	0	19	46	0	1	2	0	1	0	0	0	(1)	69
Operating income	23	55	(19)	(102)	149	154	31	(135)	(122)	(143)	(69)	(174)	(353)

Operating Margin %	2.5%	6.0%	-1.8%	-8.6%	15.3%	10.6%	3.2%	-19.8%	-10.9%	-11.3%	-4.8%	-12.6%	-2.6%

Other (expenses) and income:
Foriegn exchange, net	0	(0)	(1)	1	0	(0)	(0)	(1)	(2)	2	(0)	(3)	(5)
Other Inc/(Exp)	(5)	(4)	(2)	(7)	(2)	1	(5)	(5)	(2)	(7)	(14)	(34)	(86)
Other income/(expense)	(5)	(4)	(3)	(7)	(2)	1	(6)	(6)	(5)	(4)	(14)	(37)	(91)
Interest Income	(2)	(1)	(2)	(2)	(1)	(4)	(1)	(1)	(3)	(2)	(2)	(5)	(26)
Interest Expense	11	8	12	13	8	16	12	8	18	19	24	24	172
Interest (income)/expense	9	7	10	11	7	12	11	8	15	17	22	19	146
Net Income Before Taxes	9	44	(32)	(120)	140	143	14	(149)	(142)	(164)	(104)	(229)	(589)
Current income tax expense	2	7	(3)	(23)	27	35	2	(18)	(180)	(78)	(49)	(86)	(364)
Equity (loss)/income	(12)	161	124	298	44	8	290	90	17	(16)	67	(1,796)	(725)
Net Income	(6)	199	95	201	158	116	302	(41)	55	(103)	12	(1,939)	(950)
Adjustments:
Amortization of intangibles	0	0	0	0	0	0	0	0	0	0	0	0	0
Interest Income (Net of Tax @ 39%)	1	1	1	1	0	3	1	1	2	1	1	3	16
Interest Expense (Net of Tax @ 39%)	(7)	(5)	(7)	(8)	(5)	(10)	(7)	(5)	(11)	(12)	(14)	(14)	(105)
Total adjustments	(5)	(4)	(6)	(7)	(4)	(7)	(7)	(5)	(9)	(11)	(13)	(11)	(89)

NOPAT	(0)	203	101	208	162	123	309	(36)	64	(92)	25	(1,928)	(861)

EBITDA	141	182	104	11	266	277	145	(30)	(8)	92	105	(211)	1,076

Attachment (j)

Calgon Carbon Corporation
Profit Segment Reporting
Asia Equipment
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	105	6	36	99	79	157	15	33	56	23	167	57	833
COGS @ Actual	64	4	18	9	23	57	12	13	39	19	42	47	348
PGM @ Actual	40	2	18	90	56	100	3	20	17	4	125	9	485

Product Gross Margin %	38.6%	39.4%	49.2%	90.7%	70.6%	63.8%	20.7%	60.6%	30.2%	16.0%	75.0%	16.7%	58.2%

Plant Overhead	0	0	0	0	0	0	0	0	0	0	0	0	0
Production Service expense	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Period Costs	0	0	0	0	0	0	0	0	0	0	0	0	0
Depreciation	1	0	0	1	1	1	0	0	1	0	2	0	8
Total Gross Margin	39	2	17	89	55	99	3	20	16	3	124	9	477

Gross Margin %	37.6%	38.5%	48.0%	89.8%	69.6%	62.9%	19.5%	59.5%	29.2%	15.0%	74.0%	15.9%	57.3%

Selling expense	2	2	0	2	1	2	2	2	2	1	2	3	22
Marketing expense	0	0	0	0	0	0	0	0	0	(0)	0	0	0
Manufacturing and engineering	0	0	0	0	0	0	0	0	3	(0)	0	0	2
Research and development	0	0	0	0	0	0	0	0	0	(0)	0	0	0
General and Administrative	4	0	1	0	1	2	1	0	2	1	2	3	18
Operating Expenses	6	3	1	3	3	3	3	2	6	2	4	7	43
Restructuring charge	0	0	1	0	0	0	0	0	0	0	0	(0)	2
Operating income	33	(0)	15	86	52	95	0	18	10	1	120	2	433

Operating Margin %	31.6%	-7.3%	41.8%	86.9%	66.0%	60.8%	1.7%	54.4%	17.8%	5.0%	71.5%	4.2%	51.9%

Other (expenses) and income:
Foriegn exchange, net	0	(0)	(0)	0	0	(0)	(0)	(0)	(0)	0	(0)	(0)	(0)
Other Inc/(Exp)	(1)	(0)	(0)	(0)	(0)	0	(0)	(0)	(0)	(0)	(1)	(2)	(4)
Other income/(expense)	(1)	(0)	(0)	(0)	(0)	0	(0)	(0)	(0)	(0)	(1)	(2)	(4)
Interest Income	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(1)
Interest Expense	1	0	0	0	1	1	0	0	1	0	1	1	8
Interest (income)/expense	1	0	0	0	0	1	0	0	1	0	1	1	7
Net Income Before Taxes	31	(1)	15	86	52	95	(0)	17	9	1	118	(0)	422
Current income tax expense	8	(0)	1	16	10	23	(0)	2	11	0	56	(0)	128
Equity (loss)/income	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Income	23	(0)	13	69	42	72	(0)	15	(2)	0	62	(0)	294
Adjustments:
Amortization of intangibles	0	0	0	0	0	0	0	0	0	0	0	0	0
Interest Income (Net of Tax @ 39%)	0	0	0	0	0	0	0	0	0	0	0	0	1
Interest Expense (Net of Tax @ 39%)	(1)	(0)	(0)	(0)	(0)	(1)	(0)	(0)	(1)	(0)	(1)	(1)	(5)
Total adjustments	(1)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(1)	(0)	(1)	(1)	(4)

NOPAT	23	(0)	14	69	42	72	0	16	(2)	1	63	0	298

EBITDA	33	(0)	16	87	53	97	0	18	10	1	121	1	437

Attachment (j)

Calgon Carbon Corporation
Profit Segment Reporting
Europe Consolidated
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	7,315	9,258	12,574	13,253	11,925	11,953	11,010	10,468	8,225	8,294	8,778	8,240	121,294
COGS @ Actual	4,411	5,355	7,907	8,432	7,736	8,201	7,455	7,118	5,045	5,631	5,128	4,388	76,807
PGM @ Actual	2,904	3,903	4,668	4,821	4,189	3,753	3,555	3,351	3,180	2,662	3,650	3,852	44,487

Product Gross Margin %	39.7%	42.2%	37.1%	36.4%	35.1%	31.4%	32.3%	32.0%	38.7%	32.1%	41.6%	46.7%	36.7%

Plant Overhead	733	712	590	711	792	689	685	666	682	627	616	469	7,973
Production Service expense	318	284	359	342	309	296	282	354	245	363	267	273	3,692
Total Period Costs	1,052	997	949	1,053	1,101	986	967	1,020	927	990	883	741	11,665
Depreciation	673	677	751	710	693	667	630	610	585	602	599	504	7,701
Total Gross Margin	1,180	2,229	2,968	3,058	2,396	2,099	1,958	1,721	1,668	1,070	2,168	2,606	25,121

Gross Margin %	16.1%	24.1%	23.6%	23.1%	20.1%	17.6%	17.8%	16.4%	20.3%	12.9%	24.7%	31.6%	20.7%

Selling expense	480	507	468	490	481	378	452	391	427	446	458	230	5,206
Marketing expense	118	85	85	144	158	125	123	59	86	63	49	71	1,166
Manufacturing and engineering	155	84	117	94	148	89	109	113	436	110	118	103	1,676
Research and development	0	0	0	0	0	0	0	0	0	(0)	0	0	(0)
General and Administrative	811	939	1,520	1,044	999	668	986	868	810	820	857	852	11,174
Operating Expenses	1,564	1,615	2,190	1,773	1,786	1,259	1,670	1,431	1,758	1,439	1,482	1,256	19,222
Restructuring charge	0	272	600	1	22	16	6	20	2	1	1	(4)	936
Operating income	(384)	342	178	1,284	588	824	282	269	(92)	(370)	685	1,355	4,963

Operating Margin %	-5.2%	3.7%	1.4%	9.7%	4.9%	6.9%	2.6%	2.6%	-1.1%	-4.5%	7.8%	16.4%	4.1%

Other (expenses) and income:
Foriegn exchange, net	4	(4)	(15)	7	7	(2)	(5)	(27)	(17)	18	(0)	(13)	(47)
Other Inc/(Exp)	(96)	(94)	(66)	(131)	(93)	(33)	(118)	(136)	(58)	(93)	(121)	(194)	(1,233)
Other income/(expense)	(92)	(98)	(81)	(124)	(86)	(35)	(122)	(163)	(75)	(75)	(121)	(207)	(1,280)
Interest Income	(17)	(14)	(30)	(24)	(15)	(42)	(19)	(18)	(24)	(13)	(11)	(21)	(248)
Interest Expense	100	107	157	156	171	154	169	176	130	146	136	106	1,709
Interest (income)/expense	83	94	127	132	156	113	150	158	106	133	125	85	1,461
Net Income Before Taxes	(559)	150	(30)	1,029	346	676	9	(52)	(273)	(578)	439	1,063	2,222
Current income tax expense	(152)	23	2	197	66	165	1	(6)	(346)	(273)	208	399	284
Equity (loss)/income	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Income	(407)	127	(32)	832	281	512	8	(46)	73	(305)	232	664	1,938
Adjustments:
Amortization of intangibles	(45)	(43)	(44)	(44)	(43)	(41)	(41)	(41)	(41)	(42)	(42)	(42)	(509)
Interest Income (Net of Tax @ 39%)	10	8	18	15	9	25	12	11	14	8	7	13	151
Interest Expense (Net of Tax @ 39%)	(61)	(66)	(96)	(95)	(104)	(94)	(103)	(107)	(79)	(89)	(83)	(64)	(1,042)
Total adjustments	(95)	(100)	(121)	(124)	(138)	(110)	(133)	(138)	(106)	(123)	(118)	(94)	(1,400)

NOPAT	(312)	227	650	956	419	621	141	92	179	(182)	350	758	3,338

EBITDA	241	964	1,508	1,914	1,238	1,498	830	758	459	199	1,206	1,694	11,892

Attachment (j)

Calgon Carbon Corporation
Profit Segment Reporting
Europe Carbon & Service
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	5,628	6,203	6,771	6,465	6,634	6,501	7,138	7,548	6,447	6,235	6,385	5,521	77,476
COGS @ Actual	3,220	3,563	3,883	3,639	3,979	4,003	4,416	4,967	3,615	4,178	3,622	2,670	45,756
PGM @ Actual	2,407	2,640	2,888	2,826	2,654	2,498	2,722	2,581	2,833	2,057	2,763	2,851	31,720

Product Gross Margin %	42.8%	42.6%	42.6%	43.7%	40.0%	38.4%	38.1%	34.2%	43.9%	33.0%	43.3%	51.6%	40.9%

Plant Overhead	442	433	521	427	461	463	407	426	381	365	358	388	5,072
Production Service expense	255	239	267	290	233	256	237	314	202	327	225	263	3,108
Total Period Costs	696	671	789	716	694	719	644	740	582	692	583	652	8,180
Depreciation	535	529	558	528	525	508	480	474	461	475	471	392	5,936
Total Gross Margin	1,176	1,440	1,541	1,582	1,435	1,271	1,598	1,367	1,790	890	1,709	1,807	17,605

Gross Margin %	20.9%	23.2%	22.8%	24.5%	21.6%	19.5%	22.4%	18.1%	27.8%	14.3%	26.8%	32.7%	22.7%

Selling expense	377	396	377	373	376	332	360	339	323	334	346	180	4,112
Marketing expense	62	63	56	77	80	67	72	49	73	60	48	64	771
Manufacturing and engineering	66	63	53	46	117	44	57	45	280	36	46	57	909
Research and development	0	0	0	0	0	0	0	0	0	(0)	0	0	(0)
General and Administrative	613	687	1,242	667	655	475	689	653	617	642	645	594	8,180
Operating Expenses	1,117	1,209	1,728	1,163	1,229	918	1,177	1,086	1,294	1,072	1,085	896	13,971
Restructuring charge	0	181	295	1	11	8	4	14	1	1	0	(3)	513
Operating income	59	50	(482)	419	195	345	418	267	495	(183)	624	914	3,121

Operating Margin %	1.1%	0.8%	2.0%	6.5%	2.9%	5.3%	5.9%	3.5%	7.7%	-2.9%	9.8%	16.5%	4.0%

Other (expenses) and income:
Foriegn exchange, net	3	(3)	(7)	3	3	(1)	(3)	(19)	(12)	13	(0)	(8)	(30)
Other Inc/(Exp)	(82)	(77)	(55)	(82)	(69)	(37)	(86)	(108)	(53)	(80)	(97)	(134)	(961)
Other income/(expense)	(80)	(80)	(62)	(78)	(65)	(38)	(89)	(126)	(65)	(67)	(98)	(142)	(991)
Interest Income	(12)	(9)	(15)	(11)	(8)	(20)	(11)	(12)	(17)	(10)	(8)	(13)	(146)
Interest Expense	73	71	77	67	88	75	100	123	93	109	96	64	1,037
Interest (income)/expense	60	62	62	57	80	55	89	110	76	99	88	51	891
Net Income Before Taxes	(81)	(92)	(606)	284	50	252	239	30	353	(348)	438	720	1,239
Current income tax expense	(22)	(14)	(54)	54	9	61	33	4	448	(165)	207	270	831
Equity (loss)/income	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Income	(59)	(78)	(552)	230	40	191	207	27	(94)	(184)	231	449	408
Adjustments:
Amortization of intangibles	(45)	(43)	(44)	(44)	(43)	(41)	(41)	(41)	(41)	(42)	(42)	(42)	(509)
Interest Income (Net of Tax @ 39%)	8	6	9	6	5	12	7	8	10	6	5	8	89
Interest Expense (Net of Tax @ 39%)	(44)	(44)	(47)	(41)	(54)	(46)	(61)	(75)	(57)	(66)	(59)	(39)	(633)
Total adjustments	(82)	(81)	(82)	(79)	(92)	(75)	(95)	(108)	(88)	(102)	(96)	(73)	(1,053)

NOPAT	23	3	91	308	132	265	302	135	(7)	(82)	327	523	1,460

EBITDA	559	542	675	912	698	856	850	656	931	268	1,039	1,205	8,575

Attachment (j)

Calgon Carbon Corporation
Profit Segment Reporting
Europe Equipment
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	10	974	887	879	581	260	387	588	607	353	608	519	6,654
COGS @ Actual	149	619	763	628	410	246	316	409	440	288	343	175	4,787
PGM @ Actual	(139)	355	124	251	171	13	71	179	167	65	266	345	1,867

Product Gross Margin %	-1357.5%	36.5%	14.0%	28.5%	29.4%	5.1%	18.3%	30.4%	27.5%	18.3%	43.6%	66.4%	28.1%

Plant Overhead	0	0	0	0	0	0	0	0	0	0	0	0	0
Production Service expense	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Period Costs	0	0	0	0	0	0	0	0	0	0	0	0	0
Depreciation	15	24	26	23	20	16	15	17	17	15	17	14	219
Total Gross Margin	(154)	331	98	228	151	(3)	56	162	150	49	248	331	1,648

Gross Margin %	-1504.3%	34.0%	11.0%	25.9%	26.0%	-1.0%	14.4%	27.6%	24.7%	14.0%	40.8%	63.7%	24.8%

Selling expense	20	20	20	21	18	15	19	18	20	28	17	(5)	211
Marketing expense	0	0	0	0	0	0	0	0	0	(0)	0	0	0
Manufacturing and engineering	78	8	55	39	21	38	42	59	82	68	66	42	598
Research and development	0	0	0	0	0	0	0	0	0	(0)	0	0	0
General and Administrative	55	92	83	86	69	36	64	65	68	60	67	60	806
Operating Expenses	153	120	158	146	108	89	125	142	170	156	151	97	1,614
Restructuring charge	0	31	58	0	1	0	0	1	0	0	0	(0)	93
Operating income	(307)	180	(118)	82	42	(92)	(70)	18	(20)	(107)	98	234	(59)

Operating Margin %	-3001.1%	18.5%	-13.3%	9.3%	7.3%	-35.5%	-18.0%	3.1%	-3.3%	-30.3%	16.1%	45.0%	-0.9%

Other (expenses) and income:
Foriegn exchange, net	0	(0)	(1)	1	0	(0)	(0)	(2)	(1)	1	(0)	(1)	(4)
Other Inc/(Exp)	(2)	(6)	(2)	(6)	(3)	0	(3)	(5)	(1)	(3)	(5)	(6)	(43)
Other income/(expense)	(2)	(6)	(4)	(6)	(2)	0	(3)	(7)	(3)	(2)	(5)	(7)	(47)
Interest Income	(1)	(2)	(3)	(2)	(1)	(1)	(1)	(1)	(2)	(1)	(1)	(1)	(15)
Interest Expense	3	12	15	12	9	5	7	10	11	7	9	4	106
Interest (income)/expense	3	11	12	10	8	3	6	9	9	7	8	3	91
Net Income Before Taxes	(311)	163	(134)	66	32	(95)	(79)	2	(32)	(115)	84	224	(196)
Current income tax expense	(84)	25	(13)	13	6	(23)	(11)	0	(41)	(55)	40	84	(59)
Equity (loss)/income	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Income	(227)	137	(121)	54	26	(72)	(69)	2	9	(61)	44	140	(137)
Adjustments:
Amortization of intangibles	0	0	0	0	0	0	0	0	0	0	0	0	0
Interest Income (Net of Tax @ 39%)	0	1	2	1	0	1	0	1	1	0	0	1	9
Interest Expense (Net of Tax @ 39%)	(2)	(8)	(9)	(7)	(6)	(3)	(4)	(6)	(7)	(5)	(6)	(3)	(64)
Total adjustments	(2)	(7)	(7)	(6)	(5)	(2)	(4)	(6)	(6)	(4)	(5)	(2)	(55)

NOPAT	(225)	144	(113)	60	31	(70)	(65)	8	14	(57)	49	142	(82)

EBITDA	(293)	197	(96)	99	60	(76)	(58)	28	(6)	(93)	110	241	113

Attachment (j)

Calgon Carbon Corporation
Profit Segment Reporting
Europe Charcoal/Liquid
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	898	1,261	4,218	5,430	4,179	4,613	3,160	1,557	493	1,155	1,152	1,839	29,955
COGS @ Actual	616	721	2,907	4,001	3,137	3,655	2,536	1,356	555	832	810	1,279	22,404
PGM @ Actual	282	540	1,311	1,429	1,042	958	624	201	(62)	323	342	560	7,551

Product Gross Margin %	31.4%	42.8%	31.1%	26.3%	24.9%	20.8%	19.7%	12.9%	-12.7%	28.0%	29.7%	30.4%	25.2%

Plant Overhead	213	201	(20)	203	262	171	196	176	228	181	187	20	2,020
Production Service expense	64	46	91	53	76	40	45	40	44	36	41	9	584
Total Period Costs	277	247	71	256	338	211	241	216	272	217	228	30	2,604
Depreciation	98	99	141	138	126	122	115	95	84	91	90	82	1,281
Total Gross Margin	(93)	194	1,099	1,035	578	625	268	(110)	(419)	15	24	449	3,666

Gross Margin %	-10.3%	15.4%	26.1%	19.1%	13.8%	13.5%	8.5%	-7.1%	-84.9%	1.3%	2.1%	24.4%	12.2%

Selling expense	48	50	46	64	58	18	51	11	47	47	49	22	511
Marketing expense	52	18	25	63	75	59	48	6	1	3	4	11	365
Manufacturing and engineering	0	0	0	0	0	0	0	0	36	(3)	0	1	34
Research and development	0	0	0	0	0	0	0	0	0	(0)	0	0	(0)
General and Administrative	84	91	149	250	236	143	197	104	73	80	101	152	1,660
Operating Expenses	183	160	220	378	368	220	296	120	157	127	154	186	2,570
Restructuring charge	0	37	220	1	9	7	2	4	0	0	0	(1)	279
Operating income	(276)	(2)	658	657	202	397	(30)	(234)	(576)	(112)	(129)	264	818

Operating Margin %	-30.8%	-0.2%	15.6%	12.1%	4.8%	8.6%	-1.0%	-15.1%	-116.8%	-9.7%	-11.2%	14.4%	2.7%

Other (expenses) and income:
Foriegn exchange, net	1	(1)	(5)	3	3	(1)	(2)	(5)	(2)	3	(0)	(4)	(10)
Other Inc/(Exp)	(7)	(7)	(8)	(41)	(20)	3	(26)	(18)	(2)	(8)	(12)	(44)	(191)
Other income/(expense)	(7)	(7)	(14)	(38)	(18)	3	(28)	(23)	(4)	(5)	(12)	(48)	(201)
Interest Income	(2)	(2)	(11)	(12)	(6)	(19)	(6)	(3)	(3)	(2)	(2)	(6)	(74)
Interest Expense	14	14	58	74	69	69	58	33	14	22	22	31	477
Interest (income)/expense	12	13	47	62	63	50	51	30	12	20	20	25	404
Net Income Before Taxes	(294)	(22)	598	557	121	349	(109)	(288)	(591)	(137)	(162)	191	213
Current income tax expense	(80)	(3)	59	107	23	85	(15)	(34)	(749)	(65)	(76)	72	(678)
Equity (loss)/income	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Income	(215)	(19)	540	450	98	264	(94)	(253)	158	(72)	(85)	119	891
Adjustments:
Amortization of intangibles	0	0	0	0	0	0	0	0	0	0	0	0	0
Interest Income (Net of Tax @ 39%)	1	1	7	7	4	11	4	2	2	1	1	4	45
Interest Expense (Net of Tax @ 39%)	(8)	(9)	(35)	(45)	(42)	(42)	(35)	(20)	(9)	(13)	(13)	(19)	(291)
Total adjustments	(7)	(8)	(28)	(38)	(38)	(31)	(31)	(18)	(7)	(12)	(12)	(15)	(246)

NOPAT	(207)	(11)	568	488	137	295	(63)	(235)	165	(60)	(73)	134	1,137

EBITDA	(185)	90	786	757	310	522	57	(162)	(495)	(26)	(52)	298	1,898

Attachment (j)

Calgon Carbon Corporation
Profit Segment Reporting
Europe CCI
2005 Actual - Income Statement

	January	February	March	April	May	June	July	August	September	October	November	December	Total

Net Sales	779	819	698	479	531	580	325	776	678	551	633	360	7,210
COGS @ Actual	426	452	353	164	210	296	187	386	436	334	354	264	3,861
PGM @ Actual	353	367	345	315	322	284	138	390	242	218	279	96	3,349

Product Gross Margin %	45.3%	44.9%	49.4%	65.7%	60.6%	48.9%	42.4%	50.2%	35.8%	39.5%	44.1%	26.7%	46.5%

Plant Overhead	78	79	89	81	69	56	82	64	73	80	71	60	882
Production Service expense	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Period Costs	78	79	89	81	69	56	82	64	73	80	71	60	882
Depreciation	25	25	26	21	22	21	19	24	23	21	21	16	265
Total Gross Margin	250	264	230	212	231	207	36	302	147	116	186	20	2,203

Gross Margin %	32.1%	32.3%	33.0%	44.3%	43.5%	35.7%	11.1%	39.0%	21.7%	21.0%	29.5%	5.6%	30.6%

Selling expense	35	41	25	32	29	13	23	23	37	36	46	33	373
Marketing expense	4	4	4	4	4	(1)	3	4	11	1	(3)	(4)	31
Manufacturing and engineering	12	12	9	9	10	7	11	9	38	9	6	3	135
Research and development	0	0	0	0	0	0	0	0	0	(0)	0	0	0
General and Administrative	60	70	46	41	39	13	36	46	51	38	44	45	528
Operating Expenses	110	127	84	87	82	32	72	83	138	84	93	77	1,067
Restructuring charge	0	23	27	0	1	1	0	1	0	0	0	(0)	52
Operating income	140	114	119	126	149	174	(36)	218	9	32	93	(56)	1,083

Operating Margin %	18.0%	14.0%	17.1%	26.2%	28.1%	30.0%	-11.0%	28.2%	1.3%	5.9%	14.8%	-15.7%	15.0%

Other (expenses) and income:
Foriegn exchange, net	0	(0)	(1)	0	0	(0)	(0)	(1)	(1)	1	(0)	(1)	(3)
Other Inc/(Exp)	(5)	(4)	(1)	(2)	(1)	0	(2)	(5)	(1)	(3)	(5)	(9)	(39)
Other income/(expense)	(5)	(5)	(2)	(2)	(1)	0	(2)	(7)	(3)	(2)	(5)	(10)	(42)
Interest Income	(2)	(1)	(1)	(0)	(0)	(2)	(0)	(1)	(2)	(1)	(1)	(1)	(13)
Interest Expense	10	9	7	3	5	6	4	10	11	9	9	6	88
Interest (income)/expense	8	8	6	3	4	4	4	9	9	8	9	5	76
Net Income Before Taxes	127	102	112	122	144	170	(42)	203	(3)	22	79	(71)	965
Current income tax expense	35	16	11	23	27	41	(6)	24	(4)	11	38	(27)	189
Equity (loss)/income	0	0	0	0	0	0	0	0	0	0	0	0	0
Net Income	93	86	101	98	117	129	(36)	179	1	12	42	(45)	777
Adjustments:
Amortization of intangibles	0	0	0	0	0	0	0	0	0	0	0	0	0
Interest Income (Net of Tax @ 39%)	1	1	1	0	0	1	0	1	1	0	0	1	8
Interest Expense (Net of Tax @ 39%)	(6)	(6)	(4)	(2)	(3)	(3)	(3)	(6)	(7)	(5)	(6)	(4)	(54)
Total adjustments	(5)	(5)	(3)	(2)	(3)	(2)	(2)	(5)	(6)	(5)	(5)	(3)	(46)

NOPAT	98	91	105	100	119	131	(34)	184	7	17	47	(41)	823

EBITDA	160	134	143	146	170	196	(18)	236	29	51	109	(50)	1,306